English Translation of Financial Statements Originally Issued in Chinese
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

Consolidated Financial Statements for the
Years Ended December 31, 2023 and 2022 and
Independent Auditors’ Report

REPRESENTATION LETTER

The entities that are required to be included in the combined financial statements of Taiwan Semiconductor Manufacturing Company Limited as of and for the year ended December 31, 2023, under the Criteria Governing the Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises are the same as those included in the consolidated financial statements prepared in conformity with the International Financial Reporting Standard 10, “Consolidated Financial Statements”. In addition, the information required to be disclosed in the combined financial statements is included in the consolidated financial statements. Consequently, Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries do not prepare a separate set of combined financial statements.

Very truly yours,

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By

MARK LIU
Chairman

February 6, 2024

勤業眾信
勤業眾信聯合會計師事務所
110016 台北市信義區松仁路100號20樓

Deloitte & Touche
20F, Taipei Nan Shan Plaza
No. 100, Songren Rd.,
Xinyi Dist., Taipei 110016, Taiwan

Tel :+886 (2) 2725-9988
Fax:+886 (2) 4051-6888
www.deloitte.com.tw

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited

Opinion

We have audited the accompanying consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

Basis for Opinion

We conducted our audits in accordance with the Regulations Governing Financial Statement Audit and Attestation Engagements of Certified Public Accountants and the Standards on Auditing of the Republic of China. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with The Norm of Professional Ethics for Certified Public Accountant of the Republic of China and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2023. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter for the Company’s consolidated financial statements for the year ended December 31, 2023 is stated as follows:

Property, plant and equipment (PP&E) – commencement of depreciation related to PP&E classified as equipment under installation and construction in progress (EUI/CIP)

Refer to Notes 4, 5 and 14 to the consolidated financial statements.

The Company’s evaluation of when to commence depreciation of EUI/CIP involves determining when the assets are available for their intended use. The criteria the Company uses to determine whether EUI/CIP are available for their intended use involves subjective judgments and assumptions about the conditions necessary for the assets to be capable of operating in the intended manner. Changes in these assumptions could have a significant impact on when depreciation is recognized.

Given the subjectivity in determining the date to commence depreciation of EUI/CIP, performing audit procedures to evaluate the reasonableness of the Company’s judgments and assumptions required a high degree of auditor judgment. Consequently, the validity of commencement of depreciation related to PP&E classified as EUI/CIP is identified as a key audit matter.

Our audit procedures related to the evaluation of when to commence depreciation of EUI/CIP included the following, among others:

1.    We read the Company’s policy and understood the criteria used to determine when to commence depreciation.

2.    We tested the effectiveness of the controls over the evaluation of when to commence depreciation of EUI/CIP.

3.    We sampled the year-end balance of EUI/CIP and performed the following for each selection:

a.    Evaluated whether the selection did not meet the criteria specified by the Company for commencement of depreciation.

b.    Observed the assets and evaluated their status.

4.    We sampled and evaluated whether the selection of EUI/CIP met the criteria specified by the Company for commencement of depreciation during the year.

5.    We sampled and evaluated whether the selection of EUI/CIP met the criteria specified by the Company for commencement of depreciation subsequent to year end.

Other Matter

We have also audited the parent company only financial statements of Taiwan Semiconductor Manufacturing Company Limited as of and for the years ended December 31, 2023 and 2022 on which we have issued an unmodified opinion.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRS, IAS, IFRIC, and SIC endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance (including members of the Audit and Risk Committee) are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Standards on Auditing of the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the Standards on Auditing of the Republic of China, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2.Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

3.Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements for the year ended December 31, 2023 and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partners on the audits resulting in this independent auditors’ report are Shih Tsung Wu and Shang Chih Lin.
Deloitte & Touche
Taipei, Taiwan
Republic of China

February 6, 2024

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	December 31, 2023		December 31, 2022
	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$1,465,427,753	26	$1,342,814,083	27
Financial assets at fair value through profit or loss (Note 7)	924,636	-	1,070,398	-
Financial assets at fair value through other comprehensive income (Note 8)	154,530,830	3	122,998,543	2
Financial assets at amortized cost (Note 9)	66,761,221	1	94,600,219	2
Hedging financial assets (Note 10)	-	-	2,329	-
Notes and accounts receivable, net (Note 11)	201,313,914	4	229,755,887	5
Receivables from related parties (Note 33)	624,451	-	1,583,958	-
Other receivables from related parties (Note 33)	71,871	-	68,975	-
Inventories (Notes 5 and 12)	250,997,088	5	221,149,148	4
Other financial assets (Note 34)	27,158,766	1	25,964,428	1
Other current assets	26,222,380	-	12,888,776	-

Total current assets	2,194,032,910	40	2,052,896,744	41

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Note 7)	13,417,457	-	-	-
Financial assets at fair value through other comprehensive income (Note 8)	7,208,655	-	6,159,200	-
Financial assets at amortized cost (Note 9)	79,199,367	2	35,127,215	1
Investments accounted for using equity method (Note 13)	29,616,638	1	27,641,505	1
Property, plant and equipment (Notes 5 and 14)	3,064,474,984	55	2,693,836,970	54
Right-of-use assets (Notes 5 and 15)	40,424,830	1	41,914,136	1
Intangible assets (Notes 5 and 16)	22,766,744	-	25,999,155	1
Deferred income tax assets (Notes 5 and 25)	64,175,787	1	69,185,842	1
Refundable deposits	7,044,420	-	4,467,022	-
Other noncurrent assets	10,009,423	-	7,551,089	-

Total noncurrent assets	3,338,338,305	60	2,911,882,134	59

TOTAL	$5,532,371,215	100	$4,964,778,878	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Note 7)	$121,412	-	$116,215	-
Hedging financial liabilities (Notes 10 and 30)	27,334,164	-	813	-
Accounts payable	55,726,757	1	54,879,708	1
Payables to related parties (Note 33)	1,566,300	-	1,642,637	-
Salary and bonus payable	33,200,563	1	36,435,509	1
Accrued profit sharing bonus to employees and compensation to directors (Note 28)	50,716,944	1	61,748,574	1
Payables to contractors and equipment suppliers	171,484,616	3	213,499,613	4
Cash dividends payable (Note 20)	168,558,461	3	142,617,093	3
Income tax payable (Notes 5 and 25)	98,912,902	2	120,801,814	3
Long-term liabilities - current portion (Notes 17, 18 and 30)	9,293,266	-	19,313,889	-
Accrued expenses and other current liabilities (Notes 5, 15, 21, 30 and 33)	296,667,931	5	293,170,952	6

Total current liabilities	913,583,316	16	944,226,817	19

NONCURRENT LIABILITIES
Bonds payable (Notes 17 and 30)	913,899,843	17	834,336,439	17
Long-term bank loans (Notes 18 and 30)	4,382,965	-	4,760,047	-
Deferred income tax liabilities (Notes 5 and 25)	53,856	-	1,031,383	-
Lease liabilities (Notes 5, 15 and 30)	28,681,835	1	29,764,097	-
Net defined benefit liability (Note 19)	9,257,224	-	9,321,091	-
Guarantee deposits	923,164	-	892,021	-
Others (Note 21)	178,326,165	3	179,958,116	4

Total noncurrent liabilities	1,135,525,052	21	1,060,063,194	21

Total liabilities	2,049,108,368	37	2,004,290,011	40

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 20)	259,320,710	5	259,303,805	5
Capital surplus (Notes 20 and 27)	69,876,381	1	69,330,328	1
Retained earnings (Note 20)
Appropriated as legal capital reserve	311,146,899	6	311,146,899	6
Appropriated as special capital reserve	-	-	3,154,310	-
Unappropriated earnings	2,846,883,893	51	2,323,223,479	47
	3,158,030,792	57	2,637,524,688	53
Others (Notes 20 and 27)	(28,314,256)	-	(20,505,626)	-

Equity attributable to shareholders of the parent	3,458,913,627	63	2,945,653,195	59

NON - CONTROLLING INTERESTS	24,349,220	-	14,835,672	1

Total equity	3,483,262,847	63	2,960,488,867	60

TOTAL	$5,532,371,215	100	$4,964,778,878	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2023		2022
	Amount	%	Amount	%

NET REVENUE (Notes 5, 21, 33 and 38)	$2,161,735,841	100	$2,263,891,292	100

COST OF REVENUE (Notes 5, 12, 28 and 33)	986,625,213	46	915,536,486	40

GROSS PROFIT	1,175,110,628	54	1,348,354,806	60

OPERATING EXPENSES (Notes 5, 28 and 33)
Research and development	182,370,170	8	163,262,208	7
General and administrative	60,872,841	3	53,524,898	2
Marketing	10,590,705	-	9,920,446	1

Total operating expenses	253,833,716	11	226,707,552	10

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 14 and 28)	188,694	-	(368,403)	-

INCOME FROM OPERATIONS (Note 38)	921,465,606	43	1,121,278,851	50

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates	4,655,098	-	7,798,359	-
Interest income (Note 22)	60,293,901	3	22,422,209	1
Other income	479,984	-	947,697	-
Foreign exchange gain (loss), net (Note 36)	(2,685,484)	-	4,505,784	-
Finance costs (Note 23)	(11,999,360)	(1)	(11,749,984)	-
Other gains and losses, net (Note 24)	6,961,579	-	(1,012,198)	-

Total non-operating income and expenses	57,705,718	2	22,911,867	1

INCOME BEFORE INCOME TAX	979,171,324	45	1,144,190,718	51

INCOME TAX EXPENSE (Notes 5 and 25)	141,403,807	6	127,290,203	6

NET INCOME	837,767,517	39	1,016,900,515	45

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 5, 19, 20 and 25)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(623,356)	-	(823,060)	-
Unrealized gain/(loss) on investments in equity instruments at fair value through other comprehensive income	1,954,563	-	(263,749)	-
Gain on hedging instruments	39,898	-	-	-
Share of other comprehensive income of associates	42,554	-	154,457	-
Income tax benefit related to items that will not be reclassified subsequently	124,646	-	733,956	-
	1,538,305	-	(198,396)	-
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2023		2022
	Amount	%	Amount	%

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	$(14,464,353)	(1)	$50,845,614	2
Unrealized gain/(loss) on investments in debt instruments at fair value through other comprehensive income	4,123,201	-	(10,102,658)	-
Gain (loss) on hedging instruments	(74,735)	-	1,329,231	-
Share of other comprehensive income of associates	63,938	-	550,338	-
Income tax benefit related to items that may be reclassified subsequently	-	-	6,036	-
	(10,351,949)	(1)	42,628,561	2

Other comprehensive income (loss), net of income tax	(8,813,644)	(1)	42,430,165	2

TOTAL COMPREHENSIVE INCOME	$828,953,873	38	$1,059,330,680	47

NET INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$838,497,664	39	$1,016,530,249	45
Non-controlling interests	(730,147)	-	370,266	-

	$837,767,517	39	$1,016,900,515	45

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$830,509,542	38	$1,059,124,890	47
Non-controlling interests	(1,555,669)	-	205,790	-

	$828,953,873	38	$1,059,330,680	47

EARNINGS PER SHARE (NT$, Note 26)
Basic earnings per share	$32.34		$39.20
Diluted earnings per share	$32.34		$39.20

The accompanying notes are an integral part of the consolidated financial statements.
(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Shareholders of the Parent
								Others
									Unrealized
									Gain (Loss) on
									Financial
									Assets at Fair
								Foreign	Value Through		Unearned
	Capital Stock - Common Stock			Retained Earnings				Currency	Other	Gain (Loss) on	Stock-Based
	Shares			Legal Capital	Special Capital	Unappropriated		Translation	Comprehensive	Hedging	Employee		Treasury		Non-controlling	Total
	(In Thousands)	Amount	Capital Surplus	Reserve	Reserve	Earnings	Total	Reserve	Income	Instruments	Compensation	Total	Stock	Total	Interests	Equity

BALANCE, JANUARY 1, 2022	25,930,380	$259,303,805	$64,761,602	$311,146,899	$59,304,212	$1,536,378,550	$1,906,829,661	$(63,303,361)	$574,310	$120,536	$-	$(62,608,515)	$-	$2,168,286,553	$2,446,652	$2,170,733,205

Appropriations of earnings
Special capital reserve	-	-	-	-	(56,149,902)	56,149,902	-	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(285,234,185)	(285,234,185)	-	-	-	-	-	-	(285,234,185)	-	(285,234,185)
Total	-	-	-	-	(56,149,902)	(229,084,283)	(285,234,185)	-	-	-	-	-	-	(285,234,185)	-	(285,234,185)

Net income	-	-	-	-	-	1,016,530,249	1,016,530,249	-	-	-	-	-	-	1,016,530,249	370,266	1,016,900,515

Other comprehensive income (loss), net of income tax	-	-	-	-	-	(49,572)	(49,572)	51,560,060	(10,327,421)	1,411,574	-	42,644,213	-	42,594,641	(164,476)	42,430,165

Total comprehensive income (loss)	-	-	-	-	-	1,016,480,677	1,016,480,677	51,560,060	(10,327,421)	1,411,574	-	42,644,213	-	1,059,124,890	205,790	1,059,330,680

Share-based payment arrangements	1,387	13,870	438,029	-	-	-	-	-	-	-	(185,153)	(185,153)	-	266,746	-	266,746

Treasury stock acquired	-	-	-	-	-	-	-	-	-	-	-	-	(871,566)	(871,566)	-	(871,566)

Treasury stock retired	(1,387)	(13,870)	(2,989)	-	-	(854,707)	(854,707)	-	-	-	-	-	871,566	-	-	-

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	303,242	303,242	-	(303,242)	-	-	(303,242)	-	-	-	-

Basis adjustment for loss on hedging instruments	-	-	-	-	-	-	-	-	-	(52,929)	-	(52,929)	-	(52,929)	-	(52,929)

Adjustments to share of changes in equities of associates	-	-	4,541	-	-	-	-	-	-	-	-	-	-	4,541	-	4,541

From share of changes in equities of subsidiaries	-	-	4,115,940	-	-	-	-	-	-	-	-	-	-	4,115,940	12,350,219	16,466,159

Donation from shareholders	-	-	13,205	-	-	-	-	-	-	-	-	-	-	13,205	20	13,225

Decrease in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(167,009)	(167,009)

BALANCE, DECEMBER 31, 2022	25,930,380	259,303,805	69,330,328	311,146,899	3,154,310	2,323,223,479	2,637,524,688	(11,743,301)	(10,056,353)	1,479,181	(185,153)	(20,505,626)	-	2,945,653,195	14,835,672	2,960,488,867

Appropriations of earnings
Special capital reserve	-	-	-	-	(3,154,310)	3,154,310	-	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(317,663,220)	(317,663,220)	-	-	-	-	-	-	(317,663,220)	-	(317,663,220)
Total	-	-	-	-	(3,154,310)	(314,508,910)	(317,663,220)	-	-	-	-	-	-	(317,663,220)	-	(317,663,220)

Net income	-	-	-	-	-	838,497,664	838,497,664	-	-	-	-	-	-	838,497,664	(730,147)	837,767,517

Other comprehensive income (loss), net of income tax	-	-	-	-	-	(484,898)	(484,898)	(13,573,468)	6,108,369	(38,125)	-	(7,503,224)	-	(7,988,122)	(825,522)	(8,813,644)

Total comprehensive income (loss)	-	-	-	-	-	838,012,766	838,012,766	(13,573,468)	6,108,369	(38,125)	-	(7,503,224)	-	830,509,542	(1,555,669)	828,953,873

Disposal of investments accounted for using equity method	-	-	(18,112)	-	-	-	-	-	-	-	-	-	-	(18,112)	(370)	(18,482)

Employee restricted shares retired	(419)	(4,195)	4,195	-	-	4,614	4,614	-	-	-	-	-	-	4,614	-	4,614

Share-based payment arrangements	2,110	21,100	564,868	-	-	-	-	-	-	-	(108,281)	(108,281)	-	477,687	-	477,687

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	151,944	151,944	-	(151,944)	-	-	(151,944)	-	-	-	-

Basis adjustment for loss on hedging instruments	-	-	-	-	-	-	-	-	-	(45,181)	-	(45,181)	-	(45,181)	-	(45,181)

Adjustments to share of changes in equities of associates	-	-	(43)	-	-	-	-	-	-	-	-	-	-	(43)	-	(43)

From share of changes in equities of subsidiaries	-	-	(21,268)	-	-	-	-	-	-	-	-	-	-	(21,268)	11,265,933	11,244,665

Donation from shareholders	-	-	16,413	-	-	-	-	-	-	-	-	-	-	16,413	35	16,448

Decrease in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(196,381)	(196,381)

BALANCE, DECEMBER 31, 2023	25,932,071	$259,320,710	$69,876,381	$311,146,899	$-	$2,846,883,893	$3,158,030,792	$(25,316,769)	$(4,099,928)	$1,395,875	$(293,434)	$(28,314,256)	$-	$3,458,913,627	$24,349,220	$3,483,262,847

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$979,171,324	$1,144,190,718
Adjustments for:
Depreciation expense	522,932,671	428,498,179
Amortization expense	9,258,250	8,756,094
Expected credit losses recognized on investments in debt instruments	35,745	52,351
Finance costs	11,999,360	11,749,984
Share of profits of associates	(4,655,098)	(7,798,359)
Interest income	(60,293,901)	(22,422,209)
Share-based compensation	483,050	302,348
Loss (gain) on disposal or retirement of property, plant and equipment, net	369,140	(98,856)
Loss (gain) on disposal or retirement of intangible assets, net	(3,045)	6,004
Impairment loss on property, plant and equipment	-	790,740
Gain on financial instruments at fair value through profit or loss, net	(12,355)	-
Loss on disposal of investments in debt instruments at fair value through other comprehensive income, net	473,897	410,076
Gain on disposal of investments accounted for using equity method, net	(15,758)	-
Loss (gain) on foreign exchange, net	(246,695)	10,342,706
Dividend income	(464,094)	(266,767)
Others	(337,935)	138,827
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	289,570	(1,354,359)
Notes and accounts receivable, net	28,441,987	(32,169,853)
Receivables from related parties	959,507	(868,634)
Other receivables from related parties	(2,896)	(7,444)
Inventories	(29,847,940)	(28,046,827)
Other financial assets	1,878,712	(1,680,611)
Other current assets	(12,530,880)	(4,450,883)
Other noncurrent assets	(720,278)	-
Accounts payable	847,049	7,594,105
Payables to related parties	(76,337)	205,451
Salary and bonus payable	(3,234,946)	12,633,409
Accrued profit sharing bonus to employees and compensation to directors	(11,031,630)	25,223,833
Accrued expenses and other current liabilities	(44,466,734)	46,578,784
Other noncurrent liabilities	13,329,895	101,390,476
Net defined benefit liability	(687,223)	(2,538,848)
Cash generated from operations	1,401,842,412	1,697,160,435
Income taxes paid	(159,875,065)	(86,561,247)

Net cash generated by operating activities	1,241,967,347	1,610,599,188

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial instruments at fair value through profit or loss	(14,142,072)	(125,540)
Financial assets at fair value through other comprehensive income	(62,752,002)	(54,566,725)
Financial assets at amortized cost	(149,387,898)	(183,125,920)
Property, plant and equipment	(949,816,825)	(1,082,672,130)
Intangible assets	(5,518,414)	(6,954,326)
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2023	2022

Proceeds from disposal or redemption of:
Financial assets at fair value through other comprehensive income	$35,698,575	$44,963,367
Financial assets at amortized cost	134,605,822	62,329,674
Property, plant and equipment	703,904	983,358
Intangible assets	3,078	12,636
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	127,963	2,938
Derecognition of hedging financial instruments	68,237	1,684,430
Interest received	55,887,164	18,083,755
Proceeds from government grants - property, plant and equipment	47,544,746	7,046,136
Proceeds from government grants - others	1,152	5,296
Other dividends received	445,129	266,767
Dividends received from investments accounted for using equity method	3,076,482	2,749,667
Increase in prepayments for leases	(63,153)	-
Refundable deposits paid	(4,056,496)	(2,117,041)
Refundable deposits refunded	1,454,012	505,423

Net cash used in investing activities	(906,120,596)	(1,190,928,235)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in short-term loans	-	(111,959,992)
Increase in hedging financial liabilities - bank loans	27,908,580	-
Proceeds from issuance of bonds	85,700,000	198,293,561
Repayment of bonds	(18,100,000)	(4,400,000)
Proceeds from long-term bank loans	2,450,000	2,670,000
Repayment of long-term bank loans	(1,756,944)	(166,667)
Payments for transaction costs attributable to the issuance of bonds	(88,681)	(414,307)
Treasury stock acquired	-	(871,566)
Repayment of the principal portion of lease liabilities	(2,854,344)	(2,428,277)
Interest paid	(17,358,981)	(12,218,659)
Guarantee deposits received	230,116	271,387
Guarantee deposits refunded	(367,375)	(62,100)
Cash dividends	(291,721,852)	(285,234,185)
Donation from shareholders	16,448	13,225
Increase in non-controlling interests	11,048,781	16,263,548

Net cash used in financing activities	(204,894,252)	(200,244,032)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(8,338,829)	58,396,970

NET INCREASE IN CASH AND CASH EQUIVALENTS	122,613,670	277,823,891

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,342,814,083	1,064,990,192

CASH AND CASH EQUIVALENTS, END OF YEAR	$1,465,427,753	$1,342,814,083

The accompanying notes are an integral part of the consolidated financial statements.
(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.    GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities of TSMC’s subsidiaries are described in Note 4.

2.    THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were approved and authorized for issue by the Board of Directors on February 6, 2024.

3.    APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.    Initial application of the amendments to the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) (collectively, “IFRS Accounting Standards”) endorsed and issued into effect by the Financial Supervisory Commission (FSC)

Except for the following, the initial application of the amendments to the IFRS Accounting Standards endorsed and issued into effect by the FSC did not have a material impact on the accounting policies of TSMC and its subsidiaries (collectively as the “Company”):

Amendments to IAS 12 “International Tax Reform - Pillar Two Model Rules”

The amendments introduce a temporary exception to the requirements in IAS 12 by stipulating that the Company should neither recognize nor disclose information about deferred tax assets and liabilities related to Pillar Two income taxes. The amendments also require the Company to disclose that it has applied the exception and separately disclose its current tax expense (income) related to Pillar Two income taxes. In addition, for periods in which Pillar Two legislation is enacted or substantively enacted but not yet in effect, the Company should disclose qualitative and quantitative information that helps users of financial statements understand the Company’s exposure to Pillar Two income taxes. The requirement that the Company applies the exception and the requirement to disclose that fact is applied immediately upon issuance of the amendments in May 2023. The remaining disclosure requirements are applied for annual reporting periods beginning on or after January 1, 2023, but not for any interim period ending on or before December 31, 2023.

b.    The IFRS Accounting Standards issued by International Accounting Standards Board (IASB) and endorsed by the FSC with effective date starting 2024

New, Amended and Revised Standards and Interpretations	Effective Date Issued by IASB

Amendments to IAS 1 “Classification of Liabilities as Current or Non-current” and “Non-current Liabilities with Covenants”	January 1, 2024

c.    The IFRS Accounting Standards issued by IASB, but not yet endorsed and issued into effect by the FSC

New, Amended and Revised Standards and Interpretations	Effective Date Issued by IASB

Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB

As of the date the accompanying consolidated financial statements were authorized for issue, the Company continues in evaluating the impact on its financial position and financial performance from the initial adoption of the aforementioned standards or interpretations and related applicable period. The related impact will be disclosed when the Company completes its evaluation.

4.    SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRS Accounting Standards endorsed by the FSC with the effective dates (collectively, “Taiwan-IFRS Accounting Standards”).

Basis of Preparation

The accompanying consolidated financial statements have been prepared on the historical cost basis except for financial instruments that are measured at fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for the assets.

Basis of Consolidation

The basis for the consolidated financial statements

The consolidated financial statements incorporate the financial statements of TSMC and entities controlled by TSMC (its subsidiaries).

Income and expenses of subsidiaries acquired or disposed of are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the shareholders of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Company.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to shareholders of the parent.

When the Company loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between:

a.    the aggregate of the fair value of consideration received and the fair value of any retained interest at the date when control is lost; and

b.    the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interest.

The Company shall account for all amounts recognized in other comprehensive income in relation to the subsidiary on the same basis as would be required if the Company had directly disposed of the related assets and liabilities.

The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the cost on initial recognition of an investment in an associate.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	December 31, 2023	December 31, 2022	Note

TSMC	TSMC North America	Sales and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	-
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	a)
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	a)
	TSMC Design Technology Japan, Inc. (TSMC JDC)	Engineering support activities	Yokohama, Japan	100%	100%	a)
	TSMC Japan 3DIC R&D Center, Inc. (TSMC 3DIC)	Engineering support activities	Yokohama, Japan	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	Tortola, British Virgin Islands	100%	100%	-
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	-
	TSMC China Company Limited (TSMC China)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	-
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	-
	VisEra Technologies Company Ltd. (VisEra Tech)	Research, design, development, manufacturing, sales, packaging and test of color filter	Hsin-Chu, Taiwan	67%	68%	b)
	TSMC Arizona Corporation (TSMC Arizona)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Phoenix, Arizona, U.S.A.	100%	100%	c)
	Japan Advanced Semiconductor Manufacturing, Inc. (JASM)	Manufacturing, sales, testing and computer aided design of integrated circuits and other semiconductor devices	Kumamoto, Japan	71%	71%	d)
	European Semiconductor Manufacturing Company (ESMC) GmbH (ESMC)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Dresden, Germany	100%	100%	a), e)
(Continued)

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	December 31, 2023	December 31, 2022	Note

TSMC	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in technology start-up companies	Cayman Islands	98%	98%	-
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in technology start-up companies	Cayman Islands	98%	98%	-
	Emerging Fund L.P. (Emerging Fund)	Investing in technology start-up companies	Cayman Islands	99.9%	99.9%	-
TSMC Partners	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in semiconductor manufacturing	Delaware, U.S.A.	100%	100%	-
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	a)
	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	a)
VTAF III	Growth Fund Limited (Growth Fund)	Investing in technology start-up companies	Cayman Islands	100%	100%	-
TSMC Development	TSMC Washington, LLC (TSMC Washington)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	f)
(Concluded)

Note a:    This is an immaterial subsidiary for which the consolidated financial statements are not audited by the Company’s independent auditors.

Note b:     As VisEra's employees continue to exercise their employee share options, TSMC’s ownership in VisEra continues to decline. This transaction was accounted for as an equity transaction since the transaction did not change TSMC’s control over VisEra.

Note c:    Under the terms of the development agreement entered into between TSMC Arizona and the City of Phoenix, the City of Phoenix commits approximately US$205 million toward various public infrastructure projects in the area of the proposed manufacturing facility, conditioned on TSMC Arizona’s achieving a minimum project scale with defined spending and job-creation thresholds.

Note d:    TSMC’s shareholding and the proportion of voting rights in JASM are 71% and 81%, respectively.

Note e:     ESMC was established in June 2023. TSMC sold its 10% shares to Robert Bosch GmbH, Infineon Technologies AG and NXP Semiconductors N.V. in January 2024, respectively. After selling shares, TSMC’s shareholding in ESMC decreased from 100% to 70%. This transaction was accounted for as an equity transaction since the transaction did not change TSMC’s control over ESMC.

Note f:     WaferTech, LLC was renamed to TSMC Washington, LLC in December 2023.

Foreign Currencies

The financial statements of each individual consolidated entity were expressed in the currency which reflected its primary economic environment (functional currency). The functional currency of TSMC and presentation currency of the consolidated financial statements are both New Taiwan Dollars (NT$). In preparing the consolidated financial statements, the operating results and financial positions of each consolidated entity are translated into NT$.

In preparing the financial statements of each individual consolidated entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Such exchange differences are recognized in profit or loss in the year in which they arise. Non-monetary items measured at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Exchange differences arising on the retranslation of non-monetary items are included in profit or loss for the year except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which case, the exchange differences are also recognized directly in other comprehensive income. Non-monetary items that are measured in terms of historical cost in foreign currencies are not retranslated.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated into NT$ using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the end of the reporting period. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the end of the reporting period. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents, for the purpose of meeting short-term cash commitments, consist of highly liquid time deposits and investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Financial Instruments

Financial assets and liabilities shall be recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and liabilities are initially recognized at fair values. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial Assets

The classification of financial assets depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Regular way purchases or sales of financial assets are recognized and derecognized on a trade date or settlement date basis for which financial assets were classified in the same way, respectively. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

a.    Category of financial assets and measurement

Financial assets are classified into the following categories: financial assets at FVTPL, investments in debt instruments and equity instruments at FVTOCI, and financial assets at amortized cost.

1)    Financial asset at FVTPL

For certain financial assets which include debt instruments that do not meet the criteria of amortized cost or FVTOCI, it is mandatorily required to measure them at FVTPL. Any gain or loss arising from remeasurement is recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest earned on the financial asset.

2)    Investments in debt instruments at FVTOCI

Debt instruments with contractual terms specifying that cash flows are solely payments of principal and interest on the principal amount outstanding, together with objective of collecting contractual cash flows and selling the financial assets, are measured at FVTOCI.

Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment gains or losses on investments in debt instruments at FVTOCI are recognized in profit or loss. Other changes in the carrying amount of these debt instruments are recognized in other comprehensive income and will be reclassified to profit or loss when these debt instruments are disposed.

3)    Investments in equity instruments at FVTOCI

On initial recognition, the Company may irrevocably designate investments in equity investments that is not held for trading as at FVTOCI.

Investments in equity instruments at FVTOCI are subsequently measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in other equity.

Dividends on these investments in equity instruments at FVTOCI are recognized in profit or loss when the Company’s right to receive the dividends is established, unless the Company’s rights clearly represent a recovery of part of the cost of the investment.

4)    Measured at amortized cost

Cash and cash equivalents, commercial paper, debt instrument investments, notes and accounts receivable (including related parties), other receivables, refundable deposits and temporary payments (including those classified under other current assets and other noncurrent assets) are measured at amortized cost.

Debt instruments with contractual terms specifying that cash flows are solely payments of principal and interest on the principal amount outstanding, together with objective of holding financial assets in order to collect contractual cash flows, are measured at amortized cost.

Subsequent to initial recognition, financial assets measured at amortized cost are measured at amortized cost, which equals to carrying amount determined by the effective interest method less any impairment loss.

b.    Impairment of financial assets

At the end of each reporting period, a loss allowance for expected credit loss is recognized for financial assets at amortized cost (including accounts receivable) and for investments in debt instruments that are measured at FVTOCI.

The loss allowance for accounts receivable is measured at an amount equal to lifetime expected credit losses. For financial assets at amortized cost and investments in debt instruments that are measured at FVTOCI, when the credit risk on the financial instrument has not increased significantly since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from possible default events of a financial instrument within 12 months after the reporting date. If, on the other hand, there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from all possible default events over the expected life of a financial instrument.

The Company recognizes an impairment loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for investments in debt instruments that are measured at FVTOCI, for which the loss allowance is recognized in other comprehensive income and does not reduce the carrying amount of the financial asset.

c.    Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.

On derecognition of a financial asset at amortized cost in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss. On derecognition of an investment in a debt instrument at FVTOCI, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss. However, on derecognition of an investment in an equity instrument at FVTOCI, the cumulative gain or loss that had been recognized in other comprehensive income is transferred directly to retained earnings, without recycling through profit or loss.

Financial Liabilities and Equity Instruments

Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities are subsequently measured either at amortized cost using effective interest method or at FVTPL.

Financial liabilities are classified as at fair value through profit or loss when the financial liability is either held for trading or is designated as at fair value through profit or loss.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

Financial liabilities other than those held for trading purposes and designated as at FVTPL are subsequently measured at amortized cost at the end of each reporting period.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative Financial Instruments

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative financial instrument is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

Hedge Accounting

a.    Fair value hedge

The Company designates certain hedging instruments, such as interest rate futures contracts, to partially hedge against the fair value change caused by interest rates fluctuation in the Company’s fixed income investments. Changes in the fair value of hedging instruments that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged items that are attributable to the hedged risk.

b.    Cash flow hedge

The Company designates certain hedging instruments, such as forward contracts, to partially hedge its foreign exchange rate risks or interest rate risks associated with certain highly probable forecast transactions (capital expenditures or issuance of debts). The effective portion of changes in the fair value of hedging instruments is recognized in other comprehensive income. When forecast transactions actually take place, the accumulated gains or losses that were recognized in other comprehensive income are transferred from equity to the initial cost of the hedged items, or reclassified to finance costs of hedged items in the same period or periods during which the hedged expected future cash flows affect profit or loss. The gains or losses from hedging instruments relating to the ineffective portion are recognized immediately in profit or loss.

The Company prospectively discontinues hedge accounting only when the hedging relationship ceases to meet the qualifying criteria; for instance, when the hedging instrument expires or is sold, terminated or exercised.

c.    Hedges of net investments in foreign operations

The Company designates certain hedging instruments, such as bank loans denominated in foreign currency, as a hedge of net investments in foreign operations to manage the exchange differences arising on translation of foreign operations due to currency fluctuations. Any gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income and accumulated under the heading of foreign currency translation reserve. The gains or losses relating to the ineffective portion are recognized immediately in profit or loss.

The gains and losses on the hedging instrument relating to the effective portion of the hedge, which were accumulated in the foreign currency translation reserve, are reclassified to profit or loss on the disposal or partial disposal of a foreign operation.

Inventories

Inventories are stated at the lower of cost or net realizable value. Inventories are recorded at standard cost and adjusted to approximate weighted-average cost at the end of the reporting period. Net realizable value represents the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.

Investments Accounted for Using Equity Method

Investments accounted for using the equity method are investments in associates.

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The operating results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in an associate is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate as well as the distribution received. The Company also recognizes its share in the changes in the equities of associates.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

The Company discontinues the use of the equity method from the date when the Company ceases to have significant influence over an associate. When the Company retains an interest in the former associate, the Company measures the retained interest at fair value at that date. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Company shall account for all amounts recognized in other comprehensive income in relation to that associate on the same basis as would be required if the associate had directly disposed of the related assets or liabilities. If the Company’s ownership interest in an associate is reduced as a result of disposal, but the investment continues to be an associate, the Company should reclassify to profit or loss only a proportionate amount of the gain or loss previously recognized in other comprehensive income.

When the Company subscribes to additional shares in an associate at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the net assets of the associate. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus. If the Company’s ownership interest is reduced due to the additional subscription to the shares of associate by other investors, the proportionate amount of the gains or losses previously recognized in other comprehensive income in relation to that associate shall be reclassified to profit or loss on the same basis as would be required if the associate had directly disposed of the related assets or liabilities.

When a consolidated entity transacts with an associate, profits and losses resulting from the transactions with the associate are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate that are not owned by the Company.

Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. Costs include any incremental costs that are directly attributable to the construction, acquisition of the item of property, plant and equipment or borrowing costs eligible for capitalization.

Property, plant and equipment in the course of construction for production, supply or administrative purposes are carried at cost, less any recognized impairment loss. Such assets are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other identical categories of property, plant and equipment, commences when the assets are available for their intended use.

Depreciation is recognized so as to write off the cost of the assets less their residual values over their useful lives, and it is computed using the straight-line method mainly over the following estimated useful lives: land improvements - 20 years; buildings (assets used by the Company and assets subject to operating leases) - 10 to 20 years; machinery and equipment (assets used by the Company and assets subject to operating leases) - 5 years; and office equipment - 5 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis. Land is not depreciated.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the assets. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Leases

For a contract that contains a lease component and non-lease component, the Company may elect to account for the lease and non-lease components as a single lease component.

The Company as lessor

Rental income from operating lease is recognized on a straight-line basis over the term of the lease.

The Company as lessee

Except for payments for low-value asset leases and short-term leases (leases of machinery and equipment and others) which are recognized as expenses on a straight-line basis, the Company recognizes right-of-use assets and lease liabilities for all leases at the commencement date of the lease.

Right-of-use assets are measured at cost. The cost of right-of-use assets comprises the initial measurement of lease liabilities adjusted for lease payments and initial direct costs made at or before the commencement date, plus an estimate of costs needed to restore the underlying assets. Subsequent measurement is calculated as cost less accumulated depreciation and accumulated impairment loss and adjusted for changes in lease liabilities as a result of lease term modifications or other related factors. Right-of-use assets are presented separately in the consolidated balance sheets.

Right-of-use assets are depreciated using the straight-line method from the commencement dates to the earlier of the end of the useful lives of the right-of-use assets or the end of the lease terms. If the lease transfers ownership of the underlying assets to the Company by the end of the lease terms or if the cost of right-of-use assets reflects that the Company will exercise a purchase option, the Company depreciates the right-of-use assets from the commencement dates to the end of the useful lives of the underlying assets.

Lease liabilities are measured at the present value of the lease payments. Lease payments comprise fixed payments, variable lease payments which depend on an index or a rate and the exercise price of a purchase option if the Company is reasonably certain to exercise that option. The lease payments are discounted using the lessee’s incremental borrowing rates.

Subsequently, lease liabilities are measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term, a change in future lease payments resulting from a change in an index or a rate used to determine those payments, or a change in the assessment of an option to purchase an underlying asset, the Company remeasures the lease liabilities with a corresponding adjustment to the right-of-use assets. Lease liabilities are presented on a separate line in the consolidated balance sheets.

Intangible Assets

Goodwill

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

Other intangible assets

Other separately acquired intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method over the following estimated useful lives: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 3 years or contract period; patent and others - the economic life or contract period. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Impairment of Tangible Assets, Right-of-use Assets and Intangible Assets

Goodwill

Goodwill is not amortized and instead is tested for impairment annually, or more frequently when there is an indication that the cash generating unit may be impaired. For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination. If the recoverable amount of a cash-generating unit is less than its carrying amount, the difference is allocated first to reduce the carrying amount of any goodwill allocated to such cash generating unit and then to the other assets of the cash generating unit pro rata based on the carrying amount of each asset in the cash generating unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Tangible assets, right-of-use assets and other intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible assets (property, plant and equipment), right-of-use assets and other intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset or a cash-generating unit is increased to the revised estimate of its recoverable amount, but the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Revenue Recognition

The Company recognizes revenue when performance obligations are satisfied. The performance obligations are satisfied when customers obtain control of the promised goods, which is generally when the goods are delivered to the customers’ specified locations.

Revenue from sale of goods is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances. Estimated sales returns and other allowances is generally made and adjusted based on historical experience and the consideration of varying contractual terms to recognize refund liabilities, which is classified under accrued expenses and other current liabilities.

In principle, payment term granted to customers is due 30 days from the invoice date or 15-30 days from the end of the month of when the invoice is issued. Due to the short term nature of the receivables from sale of goods with the immaterial discounted effect, the Company measures them at the original invoice amounts without discounting.

Employee Benefits

Short-term employee benefits

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for service rendered by employees.

Retirement benefits

For defined contribution retirement benefit plans, payments to the benefit plan are recognized as an expense when the employees have rendered service entitling them to the contribution. For defined benefit retirement benefit plans, the cost of providing benefit is recognized based on actuarial calculations.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the Projected Unit Credit Method. Service cost (including current service cost), and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising actuarial gains and losses and the return on plan assets (excluding interest), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability represents the actual deficit in the Company’s defined benefit plan.

Treasury Stock

Treasury stock represents the outstanding shares that the Company buys back from market, which is stated at cost and shown as a deduction in shareholders’ equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus - additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus - treasury stock transactions and to retained earnings for any remaining amount.

Share-based payment arrangements

a.    Equity-settled share-based payment arrangements

Restricted shares for employees are expensed on a straight-line basis over the vesting period, based on the fair value at the grant date and the Company’s best estimate of the number expected to ultimately vest, with a corresponding increase in other equity - unearned employee benefits.

When restricted shares for employees are issued, other equity - unearned employee benefits is recognized on the grant date, with a corresponding increase in capital surplus - restricted shares for employees. Dividends paid to employees on restricted shares which do not need to be returned if employees resign in the vesting period are recognized as expenses upon the dividend declaration with a corresponding adjustment in retained earnings.

At the end of each reporting period, the Company revises its estimate of the number of restricted shares for employees that are expected to vest. The impact from such revision is recognized in profit or loss so that the cumulative expenses reflect the revised estimate, with a corresponding adjustment to capital surplus - restricted shares for employees.

b.    Cash-settled share-based payment arrangements

For cash-settled share-based payments, a liability is recognized for the services acquired, measured at the fair value of the liability incurred. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in profit or loss.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) is expensed in the year the shareholders approved the appropriation of earnings which is the year subsequent to the year the earnings are generated.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, net operating loss carryforwards and tax credits for research and development expenses to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered. The deferred tax assets which originally not recognized is also reviewed at the end of each reporting period and recognized to the extent that it is probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the year in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received.

Government grants whose primary condition is that the Company should purchase, construct or otherwise acquire noncurrent assets (mainly including land use right and depreciable assets) are recognized as a deduction from the carrying amount of the related assets and recognized as a reduced depreciation or amortization charge in profit or loss over the contract period or useful lives of the related assets. Government grants that are receivables as compensation for expenses already incurred are deducted from incurred expenses in the period in which they become receivables.

5.    MATERIAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

In the application of the aforementioned Company’s accounting policies, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

Material Accounting Judgments

Revenue Recognition

The Company recognizes revenue when the conditions described in Note 4 are satisfied.

Commencement of Depreciation Related to Property, Plant and Equipment Classified as Equipment under Installation and Construction in Progress (EUI/CIP)

As described in Note 4, commencement of depreciation related to EUI/CIP involves determining when the assets are available for their intended use. The criteria the Company uses to determine whether EUI/CIP are available for their intended use involves subjective judgments and assumptions about the conditions necessary for the assets to be capable of operating in the intended manner.

Judgments on Lease Terms

In determining a lease term, the Company considers all facts and circumstances that create an economic incentive to exercise or not to exercise an option, including any expected changes in facts and circumstances from the commencement date until the exercise date of the option. Main factors considered include contractual terms and conditions covered by the optional periods, and the importance of the underlying asset to the lessee’s operations, etc. The lease term is reassessed if a significant change in circumstances that are within the control of the Company occurs.

Key Sources of Estimation and Uncertainty

Estimation of Sales Returns and Allowances

Sales returns and other allowance is estimated and recorded based on historical experience and in consideration of different contractual terms. The amount is deducted from revenue in the same period the related revenue is recorded. The Company periodically reviews the reasonableness of the estimates.

Valuation of Inventory

Inventories are stated at the lower of cost or net realizable value, and the Company uses estimate to determine the net realizable value of inventory at the end of each reporting period.

The Company estimates the net realizable value of inventory for normal waste, obsolescence and unmarketable items at the end of reporting period and then writes down the cost of inventories to net realizable value. The net realizable value of the inventory is determined mainly based on assumptions of future demand within a specific time horizon.

Impairment of Tangible Assets, Right-of-use Assets and Intangible Assets Other than Goodwill

In the process of evaluating the potential impairment of tangible assets, right-of-use assets and intangible assets other than goodwill, the Company determines the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups with the consideration of the nature of semiconductor industry. Any change in these estimates based on changed economic conditions or business strategies could result in significant impairment charges or reversal in future years.

Realization of Deferred Income Tax Assets

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which those deferred tax assets can be utilized. Assessment of the realization of the deferred tax assets requires subjective judgment and estimate, including the future revenue growth and profitability, tax holidays, the amount of tax credits can be utilized and feasible tax planning strategies. Any changes in the global economic environment, the industry trends and relevant laws and regulations could result in significant adjustments to the deferred tax assets.

Determination of Lessees’ Incremental Borrowing Rates

In determining a lessee’s incremental borrowing rate used in discounting lease payments, the Company mainly takes into account the market risk-free rates, the estimated lessee’s credit spreads and secured status in a similar economic environment.

6.    CASH AND CASH EQUIVALENTS

	December 31, 2023	December 31, 2022

Cash and deposits in banks	$1,453,101,566	$1,327,884,602
Money market funds	10,898,720	1,406,792
Repurchase agreements	1,346,719	1,133,310
Government bonds/Agency bonds	50,787	2,451,570
Commercial paper	29,961	9,566,430
Corporate bonds	-	371,379

	$1,465,427,753	$1,342,814,083

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.    FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2023	December 31, 2022

Financial assets

Mandatorily measured at FVTPL
Convertible preferred stocks	$13,307,160	$-
Forward exchange contracts	701,182	947,546
Convertible bonds	223,454	122,852
Mutual funds	110,297	-

	$14,342,093	$1,070,398

Current	$924,636	$1,070,398
Noncurrent	13,417,457	-

	$14,342,093	$1,070,398

Financial liabilities

Held for trading
Forward exchange contracts	$121,412	$116,215

The Company entered into forward exchange contracts to manage exposures due to fluctuations of foreign exchange rates. These forward exchange contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these forward exchange contracts.

Outstanding forward exchange contracts consisted of the following:

		Contract Amount
	Maturity Date	(In Thousands)

December 31, 2023

Sell NT$	January 2024	NT$	26,251,763
Sell US$	January 2024 to March 2024	US$	1,112,000
Sell JPY	January 2024	JPY	20,000,000

December 31, 2022

Sell NT$	January 2023 to March 2023	NT$	79,610,590
Sell US$	January 2023 to March 2023	US$	752,486
Sell RMB	January 2023 to March 2023	RMB	1,448,371

8.    FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31, 2023	December 31, 2022

Investments in debt instruments at FVTOCI
Corporate bonds	$79,605,567	$66,116,166
Agency mortgage-backed securities	37,959,691	28,367,926
Government bonds/Agency bonds	22,338,901	18,961,888
Asset-backed securities	9,898,766	9,274,697
	149,802,925	122,720,677
Investments in equity instruments at FVTOCI
Non-publicly traded equity investments	7,208,655	6,159,200
Publicly traded stocks	4,727,905	277,866
	11,936,560	6,437,066

	$161,739,485	$129,157,743

Current	$154,530,830	$122,998,543
Noncurrent	7,208,655	6,159,200

	$161,739,485	$129,157,743

These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as FVTOCI. For dividends recognized from these investments, please refer to consolidated statements of cash flows. All of the dividends are mainly from investments held at the end of the reporting period.

For the years ended December 31, 2023 and 2022, as the Company adjusted its investment portfolio, equity investments designated at FVTOCI were divested for NT$271,983 thousand and NT$561,600 thousand, respectively. The related other equity-unrealized gain/loss on financial assets at FVTOCI of NT$151,944 thousand and NT$303,242 thousand were transferred to increase retained earnings, respectively.

As of December 31, 2023 and 2022, the cumulative loss allowance for expected credit loss of NT$ 47,311 thousand and NT$37,783 thousand was recognized under investments in debt instruments at FVTOCI, respectively. Refer to Note 32 for information relating to the credit risk management and expected credit loss.

9.    FINANCIAL ASSETS AT AMORTIZED COST

	December 31, 2023	December 31, 2022

Corporate bonds	$113,851,856	$81,041,056
Commercial paper	18,387,835	48,742,817
Government bonds/Agency bonds	13,803,559	-
Less: Allowance for impairment loss	(82,662)	(56,439)

	$145,960,588	$129,727,434

Current	$66,761,221	$94,600,219
Noncurrent	79,199,367	35,127,215

	$145,960,588	$129,727,434

Refer to Note 32 for information relating to credit risk management and expected credit loss for financial assets at amortized cost.

10.    HEDGING FINANCIAL INSTRUMENTS

	December 31, 2023	December 31, 2022

Financial assets- current

Fair value hedges
Interest rate futures contracts	$-	$2,329

Financial liabilities- current

Fair value hedges
Interest rate futures contracts	$43,764	$813
Hedges of net investments in foreign operations
Bank loans	27,290,400	-

	$27,334,164	$813

Fair value hedge

The Company entered into interest rate futures contracts, which are used to partially hedge against the fair value changes caused by interest rate fluctuation in the Company’s fixed income investments. The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%.

On the basis of economic relationships, the value of the interest rate futures contracts and the value of the hedged financial assets change in opposite directions in response to movements in interest rates.
The main source of hedge ineffectiveness in these hedging relationships is the credit risk of the hedged financial assets, which is not reflected in the fair value of the interest rate futures contracts. No other sources of ineffectiveness emerged from these hedging relationships during the hedging period. Amount of hedge ineffectiveness recognized in profit or loss is classified under other gains and losses, net.

The following tables summarize the information relating to the hedges of interest rate risks.

December 31, 2023

Hedging Instruments	Contract Amount (US$ in Thousands)	Maturity

Interest rate futures contracts - US Treasury futures	US$ 48,600	March 2024

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$ 3,959,523	$ 43,764

December 31, 2022

Hedging Instruments	Contract Amount (US$ in Thousands)	Maturity

Interest rate futures contracts - US Treasury futures	US$ 74,300	March 2023

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$ 4,008,179	$ (1,516)

The effect for the years ended December 31, 2023 and 2022 is detailed below:

Hedging Instruments/Hedged Items	Change in Value Used for Calculating Hedge Ineffectiveness
	Years Ended December 31
	2023	2022

Hedging Instruments
Interest rate futures contracts - US Treasury futures	$20,478	$283,995
Hedged Items
Financial assets at FVTOCI	(20,478)	(283,995)

	$-	$-

Cash flow hedge

The Company entered into forward contracts to partially hedge foreign exchange rate risks or interest rate risks associated with certain highly probable forecast transactions (capital expenditures or issuance of debts). The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%. The forward contracts have maturities of 12 months or less.

On the basis of economic relationships, the Company expects that the value of forward contracts and the value of hedged transactions will change in opposite directions in response to movements in foreign exchange rates or interest rates.

The main source of hedge ineffectiveness in these hedging relationships is driven by the effect of the counterparty’s own credit risk on the fair value of forward contracts. No other sources of ineffectiveness emerged from these hedging relationships during the hedging period. For the years ended December 31, 2023 and 2022, refer to Note 20(d) for gain or loss arising from changes in the fair value of hedging instruments, the amount transferred to initial carrying amount of hedged items and the amount reclassified to finance costs of hedged items.

The effect for the years ended December 31, 2023 and 2022 is detailed below:

Hedging Instruments/Hedged Items	Change in Value Used for Calculating Hedge Ineffectiveness
	Years Ended December 31
	2023	2022

Hedging Instruments
Forward exchange contracts (capital expenditures)	$39,898	$-
Forward interest rate contracts (issuance of debts)	$-	$1,379,119

Hedged Items
Forecast transaction (capital expenditures)	$(39,898)	$-
Forecast transaction (issuance of debts)	$-	$(1,379,119)

Hedges of net investments in foreign operations

TSMC has designated the bank loans denominated in foreign currency as a hedge of net investments in foreign operations to manage its foreign currency risk arising from investment in overseas subsidiaries.

The main source of hedge ineffectiveness in these hedging relationships is driven by the material difference between the notional amount of bank loans denominated in foreign currency and the net investment in foreign operations. No other sources of ineffectiveness have emerged from these hedging relationships during the hedging period. For the year ended December 31, 2023, refer to Note 20 (d) for gain or loss arising from changes in the fair value of hedging instruments.

The following tables summarize the information relating to the hedges of net investments in foreign operations.

December 31, 2023

Hedging Instruments	Contract Amount (In Thousands)	Annual Interest Rate	Maturity	Balance in Other Equity (Continuing Hedges)

Bank loans	JPY 124,500,000	0%	Due by April 2024	$618,180

The effect for the years ended December 31, 2023 is detailed below:

Change in Value Used for Calculating Hedge Ineffectiveness
Hedging Instruments/Hedged Items	Year Ended December 31, 2023

Hedging Instruments
Bank loans	$618,180

Hedged Items
Net investments in foreign operations	$(618,180)

11.    NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31, 2023	December 31, 2022

At amortized cost
Notes and accounts receivable	$196,434,151	$222,761,927
Less: Loss allowance	(531,554)	(331,646)
	195,902,597	222,430,281
At FVTOCI	5,411,317	7,325,606

	$201,313,914	$229,755,887

The Company signed a contract with the bank to sell certain accounts receivable without recourse and transaction cost required. These accounts receivable are classified as at FVTOCI because they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

In principle, the payment term granted to customers is due 30 days from the invoice date or 15-30 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels with consideration of factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.

Aging analysis of notes and accounts receivable

	December 31, 2023	December 31, 2022

Not past due	$183,188,499	$205,053,142
Past due
Past due within 30 days	18,641,148	24,516,277
Past due over 31 days	15,821	518,114
Less: Loss allowance	(531,554)	(331,646)

	$201,313,914	$229,755,887

All of the Company’s accounts receivable classified as at FVTOCI were not past due.

Movements of the loss allowance for accounts receivable

	Years Ended December 31
	2023	2022

Balance, beginning of year	$331,646	$347,020
Provision (Reversal)	199,922	(15,449)
Effect of exchange rate changes	(14)	75

Balance, end of year	$531,554	$331,646

For the years ended December 31, 2023 and 2022, the changes in loss allowance were mainly due to the variations in the balance of accounts receivable of different risk levels.

12.    INVENTORIES

	December 31, 2023	December 31, 2022

Finished goods	$34,511,032	$54,818,402
Work in process	156,498,469	125,661,912
Raw materials	38,818,273	20,389,115
Supplies and spare parts	21,169,314	20,279,719

	$250,997,088	$221,149,148

Write-down of inventories to net realizable value and reversal of write-down of inventories resulting from the increase in net realizable value were included in the cost of revenue. The amounts are illustrated below:

	Years Ended December 31
	2023	2022

Net inventory losses	$3,494,638	$4,689,112

13.    INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Associates consisted of the following:

		Place of	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$13,590,430	$13,492,653	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and sales of integrated circuits and other semiconductor devices	Singapore	9,728,801	8,934,731	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	3,759,701	3,528,417	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	2,537,706	1,666,651	35%	35%
Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	-	19,053	-	28%

			$29,616,638	$27,641,505

Due to the decrease in shareholding to 17%, the Company consequently ceased to have significant influence over Mutual-Pak. Therefore, the investment in Mutual-Pak was classified as financial assets at FVTOCI starting November 2023.

As of December 31, 2023 and 2022, no investments in associates are individually material to the Company. Please refer to the consolidated statements of comprehensive income for recognition of share of both profit (loss) and other comprehensive income (loss) of associates that are not individually material.

The market prices of the associates’ ownership held by the Company in publicly traded stocks calculated by the closing price are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	December 31, 2023	December 31, 2022

GUC	$81,236,875	$29,926,918
VIS	$37,834,215	$35,977,321
Xintec	$14,188,445	$10,716,449

14.    PROPERTY, PLANT AND EQUIPMENT

	December 31, 2023	December 31, 2022

Assets used by the Company	$3,064,424,259	$2,693,815,688
Assets subject to operating leases	50,725	21,282

	$3,064,474,984	$2,693,836,970

Assets used by the Company

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2023	$7,661,817	$637,046,949	$4,295,942,530	$85,028,040	$1,336,842,608	$6,362,521,944
Additions (deductions)	-	182,033,268	1,120,848,716	18,205,541	(423,568,764)	897,518,761
Disposals or retirements	-	(585,487)	(28,525,908)	(3,325,297)	-	(32,436,692)
Transfers from right-of-use assets	-	-	4,444	-	-	4,444
Transfers from assets subject to operating leases	-	-	80,370	-	-	80,370
Transfers to assets subject to operating leases	-	-	(71,078)	-	-	(71,078)
Effect of exchange rate changes	(39,820)	(671,755)	(3,293,426)	(83,200)	(4,984,093)	(9,072,294)

Balance at December 31, 2023	$7,621,997	$817,822,975	$5,384,985,648	$99,825,084	$908,289,751	$7,218,545,455

Accumulated depreciation and impairment

Balance at January 1, 2023	$556,161	$342,938,359	$3,264,880,880	$59,540,116	$790,740	$3,668,706,256
Additions	1,315	45,052,891	463,825,315	10,586,695	-	519,466,216
Disposals or retirements	-	(582,993)	(27,407,731)	(3,324,247)	-	(31,314,971)
Transfers from right-of-use assets	-	-	1,851	-	-	1,851
Transfers from assets subject to operating leases	-	-	53,537	-	-	53,537
Transfers to assets subject to operating leases	-	-	(45,731)	-	-	(45,731)
Effect of exchange rate changes	598	(394,346)	(2,299,629)	(52,585)	-	(2,745,962)

Balance at December 31, 2023	$558,074	$387,013,911	$3,699,008,492	$66,749,979	$790,740	$4,154,121,196

Carrying amounts at December 31, 2023	$7,063,923	$430,809,064	$1,685,977,156	$33,075,105	$907,499,011	$3,064,424,259

Cost

Balance at January 1, 2022	$6,488,230	$576,597,777	$3,984,749,236	$76,154,170	$593,155,733	$5,237,145,146
Additions	816,366	59,443,801	330,782,690	10,325,337	738,523,914	1,139,892,108
Disposals or retirements	-	(236,765)	(25,846,536)	(1,709,151)	-	(27,792,452)
Transfers to assets subject to operating leases	-	-	(65,779)	-	-	(65,779)
Effect of exchange rate changes	357,221	1,242,136	6,322,919	257,684	5,162,961	13,342,921

Balance at December 31, 2022	$7,661,817	$637,046,949	$4,295,942,530	$85,028,040	$1,336,842,608	$6,362,521,944
(Continued)

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Accumulated depreciation and impairment

Balance at January 1, 2022	$499,826	$306,165,242	$2,903,539,441	$51,826,663	$-	$3,262,031,172
Additions	1,402	35,982,373	380,216,160	9,216,278	-	425,416,213
Disposals or retirements	-	(225,637)	(24,706,719)	(1,708,639)	-	(26,640,995)
Transfers to assets subject to operating leases	-	-	(40,266)	-	-	(40,266)
Impairment	-	-	-	-	790,740	790,740
Effect of exchange rate changes	54,933	1,016,381	5,872,264	205,814	-	7,149,392

Balance at December 31, 2022	$556,161	$342,938,359	$3,264,880,880	$59,540,116	$790,740	$3,668,706,256

Carrying amounts at December 31, 2022	$7,105,656	$294,108,590	$1,031,061,650	$25,487,924	$1,336,051,868	$2,693,815,688
(Concluded)

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In the first quarter of 2022, the Company recognized an impairment loss of NT$790,740 thousand for certain machinery and equipment that were assessed to have no future use, and the recoverable amount of the aforementioned assets were nil. Such impairment loss was recognized in other operating income and expenses.

Information about capitalized interest is set out in Note 23.

15.    LEASE ARRANGEMENTS

a.    Right-of-use assets

	December 31, 2023	December 31, 2022

Carrying amounts

Land	$37,437,179	$38,525,856
Buildings	2,946,008	3,356,700
Machinery and equipment	-	2,965
Office equipment	41,643	28,615

	$40,424,830	$41,914,136

	Years Ended December 31
	2023	2022

Additions to right-of-use assets	$2,145,431	$12,610,664

Depreciation of right-of-use assets
Land	$2,459,068	$2,119,828
Buildings	976,097	928,726
Machinery and equipment	369	863
Office equipment	23,434	23,588

	$3,458,968	$3,073,005

b.    Lease liabilities

	December 31, 2023	December 31, 2022

Carrying amounts

Current portion (classified under accrued expenses and other current liabilities)	$2,810,551	$2,603,504
Noncurrent portion	28,681,835	29,764,097

	$31,492,386	$32,367,601

Ranges of discount rates for lease liabilities are as follows:

	December 31, 2023	December 31, 2022

Land	0.39%-2.30%	0.39%-2.30%
Buildings	0.57%-6.52%	0.39%-5.63%
Machinery and equipment	-	0.71%
Office equipment	0.28%-7.13%	0.28%-4.71%

c.    Material terms of right-of-use assets

The Company leases land and buildings mainly for the use of plants and offices with lease terms of 1 to 36 years. The lease contracts for land located in the R.O.C. specify that lease payments will be adjusted every 2 years on the basis of changes in announced land value prices. The Company does not have purchase options to acquire the leasehold land and buildings at the end of the lease terms.

d.    Other lease information

	Years Ended December 31
	2023	2022

Expenses relating to short-term leases	$1,215,147	$4,731,087

Total cash outflow for leases	$4,916,886	$7,618,290

16.    INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2023	$5,791,821	$25,759,019	$48,675,794	$11,701,892	$91,928,526
Additions	-	461,089	4,947,364	621,312	6,029,765
Disposals or retirements	-	-	(4,289,185)	-	(4,289,185)
Effect of exchange rate changes	4,617	1,243	(16,942)	24,230	13,148

Balance at December 31, 2023	$5,796,438	$26,221,351	$49,317,031	$12,347,434	$93,682,254
(Continued)

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Accumulated amortization and impairment

Balance at January 1, 2023	$-	$17,696,437	$38,838,394	$9,394,540	$65,929,371
Additions	-	2,792,353	5,308,109	1,157,788	9,258,250
Disposals or retirements	-	-	(4,289,152)	-	(4,289,152)
Effect of exchange rate changes	-	1,280	(10,680)	26,441	17,041

Balance at December 31, 2023	$-	$20,490,070	$39,846,671	$10,578,769	$70,915,510

Carrying amounts at December 31, 2023	$5,796,438	$5,731,281	$9,470,360	$1,768,665	$22,766,744

Cost

Balance at January 1, 2022	$5,379,164	$23,533,959	$43,650,957	$11,497,309	$84,061,389
Additions	-	2,253,095	5,078,967	203,030	7,535,092
Disposals or retirements	-	(29,991)	(66,261)	-	(96,252)
Effect of exchange rate changes	412,657	1,956	12,131	1,553	428,297

Balance at December 31, 2022	$5,791,821	$25,759,019	$48,675,794	$11,701,892	$91,928,526

Accumulated amortization and impairment

Balance at January 1, 2022	$-	$14,912,293	$34,121,578	$8,205,821	$57,239,692
Additions	-	2,793,539	4,774,522	1,188,033	8,756,094
Disposals or retirements	-	(11,351)	(66,261)	-	(77,612)
Effect of exchange rate changes	-	1,956	8,555	686	11,197

Balance at December 31, 2022	$-	$17,696,437	$38,838,394	$9,394,540	$65,929,371

Carrying amounts at December 31, 2022	$5,791,821	$8,062,582	$9,837,400	$2,307,352	$25,999,155
(Concluded)

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rates of 9.0% and 8.7% in its test of impairment as of December 31, 2023 and 2022, respectively, to reflect the relevant specific risk in the cash-generating unit.

For the years ended December 31, 2023 and 2022, the Company did not recognize any impairment loss on goodwill.

17.    BONDS PAYABLE

	December 31, 2023	December 31, 2022

Domestic unsecured bonds	$447,194,000	$379,526,000
Overseas unsecured bonds	476,578,500	476,051,500
Less: Discounts on bonds payable	(2,874,947)	(3,141,061)
Less: Current portion	(6,997,710)	(18,100,000)

	$913,899,843	$834,336,439

The major terms of domestic unsecured bonds are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

101-3	-	October 2012 to October 2022	$4,400,000	1.53%	Bullet repayment; interest payable annually
101-4	C	January 2013 to January 2023	3,000,000	1.49%	The same as above
102-1	C	February 2013 to February 2023	3,600,000	1.50%	The same as above
102-2	B	July 2013 to July 2023	3,500,000	1.70%	The same as above
102-4	E	September 2013 to March 2023	5,400,000	2.05%	The same as above
	F	September 2013 to September 2023	2,600,000	2.10%	The same as above
109-1	A	March 2020 to March 2025	3,000,000	0.58%	The same as above
	B	March 2020 to March 2027	10,500,000	0.62%	The same as above
	C	March 2020 to March 2030	10,500,000	0.64%	The same as above
109-2	A	April 2020 to April 2025	5,900,000	0.52%	The same as above
	B	April 2020 to April 2027	10,400,000	0.58%	The same as above
	C	April 2020 to April 2030	5,300,000	0.60%	The same as above
109-3	A	May 2020 to May 2025	4,500,000	0.55%	The same as above
	B	May 2020 to May 2027	7,500,000	0.60%	The same as above
	C	May 2020 to May 2030	2,400,000	0.64%	The same as above
109-4	A	July 2020 to July 2025	5,700,000	0.58%	Two equal installments in last two years; interest payable annually
	B	July 2020 to July 2027	6,300,000	0.65%	The same as above
	C	July 2020 to July 2030	1,900,000	0.67%	The same as above
109-5	A	September 2020 to September 2025	4,800,000	0.50%	The same as above
(Continued)

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

109-5	B	September 2020 to September 2027	$8,000,000	0.58%	Two equal installments in last two years; interest payable annually
	C	September 2020 to September 2030	2,800,000	0.60%	The same as above
109-6 (Green bond)	A	December 2020 to December 2025	1,600,000	0.40%	The same as above
	B	December 2020 to December 2027	5,600,000	0.44%	The same as above
	C	December 2020 to December 2030	4,800,000	0.48%	The same as above
109-7	A	December 2020 to December 2025	1,900,000	0.36%	The same as above
	B	December 2020 to December 2027	10,200,000	0.41%	The same as above
	C	December 2020 to December 2030	6,400,000	0.45%	The same as above
110-1	A	March 2021 to March 2026	4,800,000	0.50%	Bullet repayment; interest payable annually
	B	March 2021 to March 2028	11,400,000	0.55%	The same as above
	C	March 2021 to March 2031	4,900,000	0.60%	The same as above
110-2	A	May 2021 to May 2026	5,200,000	0.50%	The same as above
	B	May 2021 to May 2028	8,400,000	0.58%	The same as above
	C	May 2021 to May 2031	5,600,000	0.65%	The same as above
110-3	A	June 2021 to June 2026	6,900,000	0.52%	The same as above
	B	June 2021 to June 2028	7,900,000	0.58%	The same as above
	C	June 2021 to June 2031	4,900,000	0.65%	The same as above
110-4	A	August 2021 to August 2025	4,000,000	0.485%	The same as above
	B	August 2021 to August 2026	8,000,000	0.50%	The same as above
	C	August 2021 to August 2028	5,400,000	0.55%	The same as above
	D	August 2021 to August 2031	4,200,000	0.62%	The same as above
110-6	A	October 2021 to April 2026	3,200,000	0.535%	The same as above
	B	October 2021 to October 2026	6,900,000	0.54%	The same as above
	C	October 2021 to October 2028	4,600,000	0.60%	The same as above
	D	October 2021 to October 2031	1,600,000	0.62%	The same as above
(Continued)

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

110-7	A	December 2021 to December 2026	$7,700,000	0.65%	Bullet repayment; interest payable annually
	B	December 2021 to June 2027	3,500,000	0.675%	The same as above
	C	December 2021 to December 2028	5,500,000	0.72%	The same as above
111-1 (Green bond)	A	January 2022 to January 2027	2,100,000	0.63%	The same as above
	B	January 2022 to January 2029	3,300,000	0.72%	The same as above
111-2	A	March 2022 to September 2026	3,000,000	0.84%	The same as above
	B	March 2022 to March 2027	9,600,000	0.85%	The same as above
	C	March 2022 to March 2029	1,600,000	0.90%	The same as above
111-3 (Green bond)	-	May 2022 to May 2027	6,100,000	1.50%	The same as above
111-4 (Green bond)	A	July 2022 to July 2026	1,200,000	1.60%	The same as above
	B	July 2022 to July 2027	10,100,000	1.70%	The same as above
	C	July 2022 to July 2029	1,200,000	1.75%	The same as above
	D	July 2022 to July 2032	1,400,000	1.95%	The same as above
111-5	A	August 2022 to June 2027	2,000,000	1.65%	The same as above
	B	August 2022 to August 2027	8,900,000	1.65%	The same as above
	C	August 2022 to August 2029	2,200,000	1.65%	The same as above
	D	August 2022 to August 2032	2,500,000	1.82%	The same as above
111-6 (Green bond)	A	October 2022 to October 2027	5,700,000	1.75%	The same as above
	B	October 2022 to October 2029	1,000,000	1.80%	The same as above
	C	October 2022 to October 2032	3,500,000	2.00%	The same as above
112-1 (Green bond)	A	March 2023 to March 2028	12,200,000	1.54%	The same as above
	B	March 2023 to March 2030	2,300,000	1.60%	The same as above
	C	March 2023 to March 2033	4,800,000	1.78%	The same as above
(Continued)

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

112-2 (Green bond)	A	May 2023 to May 2028	$13,100,000	1.60%	Bullet repayment; interest payable annually
	B	May 2023 to May 2030	2,300,000	1.65%	The same as above
	C	May 2023 to May 2033	5,300,000	1.82%	The same as above
112-3	A	June 2023 to June 2028	11,400,000	1.60%	The same as above
	B	June 2023 to June 2030	2,600,000	1.65%	The same as above
	C	June 2023 to June 2033	6,000,000	1.80%	The same as above
112-4	A	August 2023 to August 2028	7,300,000	1.60%	The same as above
	B	August 2023 to August 2030	700,000	1.65%	The same as above
	C	August 2023 to August 2033	7,900,000	1.76%	The same as above
112-5	A	October 2023 to October 2028	4,300,000	1.62%	The same as above
	B	October 2023 to October 2033	5,500,000	1.76%	The same as above
(Concluded)

Issuance	Tranche	Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

US$ unsecured bonds

109-1	-	September 2020 to September 2060	US$	1,000,000	2.70%	Bullet repayment (callable on the 5th anniversary of the issue date and every anniversary thereafter); interest payable annually
110-5	-	September 2021 to September 2051		1,000,000	3.10%	The same as above

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

September 2020 to September 2025	US$	1,000,000	0.75%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
(Continued)

Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

September 2020 to September 2027	US$	750,000	1.00%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
September 2020 to September 2030		1,250,000	1.375%	The same as above
April 2021 to April 2026		1,100,000	1.25%	The same as above
April 2021 to April 2028		900,000	1.75%	The same as above
April 2021 to April 2031		1,500,000	2.25%	The same as above
October 2021 to October 2026		1,250,000	1.75%	The same as above
October 2021 to October 2031		1,250,000	2.50%	The same as above
October 2021 to October 2041		1,000,000	3.125%	The same as above
October 2021 to October 2051		1,000,000	3.25%	The same as above
April 2022 to April 2027		1,000,000	3.875%	The same as above
April 2022 to April 2029		500,000	4.125%	The same as above
April 2022 to April 2032		1,000,000	4.25%	The same as above
April 2022 to April 2052		1,000,000	4.50%	The same as above
July 2022 to July 2027		400,000	4.375%	The same as above
July 2022 to July 2032		600,000	4.625%	The same as above
(Concluded)

18.    LONG-TERM BANK LOANS

	December 31, 2023	December 31, 2022

Unsecured loans	$6,706,389	$6,013,333
Less: Discounts on government grants	(27,868)	(39,397)
Less: Current portion	(2,295,556)	(1,213,889)

	$4,382,965	$4,760,047

Loan content
Annual interest rate	1.15%-1.35%	1.03%-1.23%
Maturity date	Due by December 2027	Due by December 2027

The long-term bank loans of the Company are with preferential interest rates subsidized by the government, and the loans are used to fund capital expenditure qualifying for the subsidy.

19.    RETIREMENT BENEFIT PLANS

a.    Defined contribution plans

The plan under the R.O.C. Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, TSMC and VisEra Tech have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC Europe, TSMC Japan, TSMC JDC, TSMC 3DIC, TSMC China, TSMC Nanjing, TSMC Arizona, JASM, TSMC Technology and TSMC Canada also make monthly contributions at certain percentages of the basic salary of their employees. Accordingly, the Company recognized expenses of NT$5,365,458 thousand and NT$4,550,387 thousand for the years ended December 31, 2023 and 2022, respectively.

b.    Defined benefit plans

TSMC has defined benefit plans under the R.O.C. Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. Before the end of each year, the Company assesses the balance in the Funds. If the amount of the balance in the Funds is inadequate to pay retirement benefits for employees who conform to retirement requirements in the next year, the Company is required to fund the difference in one appropriation that should be made before the end of March of the next year. The Funds are operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the Funds.

Amounts recognized in respect of these defined benefit plans were as follows:

	Years Ended December 31
	2023	2022

Current service cost	$139,101	$134,376
Net interest expense	142,291	74,265
Components of defined benefit costs recognized in profit or loss	281,392	208,641
Remeasurement on the net defined benefit liability:
Return on plan assets (excluding amounts included in net interest expense)	(16,252)	(429,948)
Actuarial loss arising from experience adjustments	68,342	1,413,760
Actuarial (gain) loss arising from changes in financial assumptions	571,266	(160,752)
Components of defined benefit costs recognized in other comprehensive income	623,356	823,060

Total	$904,748	$1,031,701

The pension costs of the aforementioned defined benefit plans were recognized in profit or loss by the following categories:

	Years Ended December 31
	2023	2022

Cost of revenue	$182,333	$135,125
Research and development expenses	76,120	55,632
General and administrative expenses	19,248	15,129
Marketing expenses	3,691	2,755

	$281,392	$208,641

The amounts arising from the defined benefit obligation of the Company were as follows:

	December 31, 2023	December 31, 2022

Present value of defined benefit obligation	$17,995,066	$17,483,951
Fair value of plan assets	(8,737,842)	(8,162,860)

Net defined benefit liability	$9,257,224	$9,321,091

Movements in the present value of the defined benefit obligation were as follows:

	Years Ended December 31
	2023	2022

Balance, beginning of year	$17,483,951	$16,585,442
Current service cost	139,101	134,376
Interest expense	303,970	120,791
Remeasurement:
Actuarial loss arising from experience adjustments	68,342	1,413,760
Actuarial (gain) loss arising from changes in financial assumptions	571,266	(160,752)
Benefits paid from plan assets	(556,455)	(585,343)
Benefits paid directly by the Company	(15,109)	(24,323)

Balance, end of year	$17,995,066	$17,483,951

Movements in the fair value of the plan assets were as follows:

	Years Ended December 31
	2023	2022

Balance, beginning of year	$8,162,860	$5,548,563
Interest income	161,679	46,526
Remeasurement:
Return on plan assets (excluding amounts included in net interest expense)	16,252	429,948
Contributions from employer	953,506	2,723,166
Benefits paid from plan assets	(556,455)	(585,343)

Balance, end of year	$8,737,842	$8,162,860

The fair value of the plan assets by major categories at the end of reporting period was as follows:

	December 31, 2023	December 31, 2022

Cash	$1,351,744	$1,337,893
Equity instruments	4,998,919	4,696,909
Debt instruments	2,387,179	2,128,058

	$8,737,842	$8,162,860

The actuarial valuations of the present value of the defined benefit obligation were carried out by qualified actuaries. The principal assumptions of the actuarial valuation were as follows:

	Measurement Date
	December 31, 2023	December 31, 2022

Discount rate	1.40%	1.80%
Future salary increase rate	4.00%	4.00%

Through the defined benefit plans under the R.O.C. Labor Standards Law, the Company is exposed to the following risks:

1) Investment risk: The pension funds are invested in equity and debt securities, bank deposits, etc. The investment is conducted at the discretion of the government’s designated authorities or under the mandated management. However, under the R.O.C. Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

2) Interest risk: A decrease in the government bond interest rate will increase the present value of the defined benefit obligation; however, this will be partially offset by an increase in the return on the debt investments of the plan assets.

Assuming a hypothetical decrease in interest rate at the end of the reporting period contributed to a decrease of 0.5% (and not below 0.0%) in the discount rate and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$757,663 thousand and NT$766,692 thousand as of December 31, 2023 and 2022, respectively.

3) Salary risk: The present value of the defined benefit obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the present value of the defined benefit obligation.

Assuming the expected salary rate increases by 0.5% at the end of the reporting period and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$735,167 thousand and NT$746,933 thousand as of December 31, 2023 and 2022, respectively.

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability.

The Company expects to make contributions of NT$991,646 thousand to the defined benefit plans in the next year starting from December 31, 2023. The weighted average duration of the defined benefit obligation is 8 years.

20.    EQUITY

a.    Capital stock

	December 31, 2023	December 31, 2022

Authorized shares (in thousands)	28,050,000	28,050,000
Authorized capital	$280,500,000	$280,500,000
Issued and paid shares (in thousands)	25,932,071	25,930,380
Issued capital	$259,320,710	$259,303,805

The par value of issued common shares is NT$10 per share. A holder of common shares has one vote for each common share and is entitled to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

On March 1, 2023 and March 1, 2022, the Company issued employee restricted stock awards (RSAs) for its employees in a total of 2,110 thousand shares and 1,387 thousand shares, respectively, with a par value of NT$10 per share. The aforementioned issuance of new shares was approved by the relevant authority and the registration has been completed.

During the first quarter of 2023, TSMC reclaimed 419 thousand employee restricted shares that were unvested. On May 9, 2023, TSMC’s Board of Directors resolved to cancel the aforementioned shares. Subsequently, TSMC completed the registration for share cancellation. Refer to Note 27 for information on RSAs.

On May 10, 2022, TSMC’s Board of Directors resolved to cancel 1,387 thousand treasury shares. Refer to Note 20 (e) for information.

As of December 31, 2023, TSMC’s total issued and outstanding ADSs were 1,063,103 thousand units, representing 5,315,513 thousand common shares.

b.    Capital surplus

The categories of uses and the sources of capital surplus based on regulations were as follows:

	December 31, 2023	December 31, 2022

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital

Additional paid-in capital	$24,406,854	$24,183,645
From merger	22,803,291	22,803,291
From convertible bonds	8,892,371	8,892,371
From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	8,406,282	8,406,282
Donations - donated by shareholders	11,275	11,275
(Continued)

	December 31, 2023	December 31, 2022

May only be used to offset a deficit

From share of changes in equities of subsidiaries	$4,199,936	$4,229,892
From share of changes in equities of associates	302,396	311,863
Donations - unclaimed dividend	70,093	53,680

May not be used for any purpose

Employee restricted shares	783,883	438,029

	$69,876,381	$69,330,328
(Concluded)

If such capital surplus is distributed as transferred to share capital, it is limited to a certain percentage of the Company’s paid-in capital each year.

c.    Retained earnings and dividend policy

TSMC’s Articles of Incorporation provide that, earnings distribution may be made on a quarterly basis after the close of each quarter. Distribution of earnings by way of cash dividends should be approved by TSMC’s Board of Directors and reported to TSMC’s shareholders in its meeting. When allocating earnings, TSMC shall first estimate and reserve the taxes to be paid, offset its losses, set aside a legal capital reserve at 10% of the remaining earnings (until the accumulated legal capital reserve equals TSMC’s paid-in capital), then set aside a special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge. Any balance left over shall be allocated according to relevant laws and TSMC’s Articles of Incorporation.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend, provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

The legal capital reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside an additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of the foreign currency translation reserve, the effectiveness of hedges of net investments in foreign operations, unrealized valuation gain or loss from fair value through other comprehensive income financial assets, gain or loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2023, 2022 and 2021 quarterly earnings have been approved by TSMC’s Board of Directors in its meeting, respectively. The appropriations and cash dividends per share were as follows:

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2023	of 2023	of 2023	of 2023
Board of Directors in its	February 6,	November 14,	August 8,	May 9,
meeting	2024	2023	2023	2023

Special capital reserve	$28,020,822	$(17,228,363)	$(6,365,562)	$3,273,452
Cash dividends to shareholders	$90,762,248	$90,762,248	$77,796,213	$77,796,213
Cash dividends per share (NT$)	$3.50	$3.50	$3.00	$3.00

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2022	of 2022	of 2022	of 2022
Board of Directors in its	February 14,	November 8,	August 9,	May 10,
meeting	2023	2022	2022	2022

Special capital reserve	$17,166,163	$(31,910,353)	$(12,002,798)	$(15,541,054)
Cash dividends to shareholders	$71,308,546	$71,308,547	$71,308,546	$71,308,546
Cash dividends per share (NT$)	$2.75	$2.75	$2.75	$2.75

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2021	of 2021	of 2021	of 2021
Board of Directors in its	February 15,	November 9,	August 10,	June 9,
meeting	2022	2021	2021	2021

Special capital reserve	$3,304,303	$710,169	$10,201,220	$(6,287,050)
Cash dividends to shareholders	$71,308,546	$71,308,547	$71,308,546	$71,308,546
Cash dividends per share (NT$)	$2.75	$2.75	$2.75	$2.75

The special capital reserve for 2023 is to be presented for approval in TSMC’s shareholders’ meeting to be held on June 4, 2024 (expected).

The quarterly cash dividends per share is affected by the subsequent number of outstanding ordinary shares, the information of the actual payout is available at the Market Observation Post System website.

d.    Others

Changes in others were as follows:

	Year Ended December 31, 2023
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of year	$(11,743,301)	$(10,056,353)	$1,479,181	$(185,153)	$(20,505,626)
Exchange differences arising on translation of foreign operations	(14,255,586)	-	-	-	(14,255,586)
Gain (Loss) on hedging instruments designated as hedges of net investments in foreign operations	618,180	-	-	-	618,180
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	1,953,138	-	-	1,953,138
Debt instruments	-	3,639,779	-	-	3,639,779
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	(151,944)	-	-	(151,944)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	473,897	-	-	473,897
Loss allowance adjustments from debt instruments	-	9,525	-	-	9,525
Gain (loss) arising on changes in the fair value of hedging instruments and hedged item affects profit or loss	-	-	(34,837)	-	(34,837)
Transferred to initial carrying amount of hedged items	-	-	(45,181)	-	(45,181)
Issuance of shares	-	-	-	(585,968)	(585,968)
Share-based payment expenses recognized	-	-	-	477,687	477,687
Share of other comprehensive income (loss) of associates	63,938	32,055	(3,288)	-	92,705
Income tax effect	-	(25)	-	-	(25)

Balance, end of year	$(25,316,769)	$(4,099,928)	$1,395,875	$(293,434)	$(28,314,256)

	Year Ended December 31, 2022
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of year	$(63,303,361)	$574,310	$120,536	$-	$(62,608,515)
Exchange differences arising on translation of foreign operations	51,009,722	-	-	-	51,009,722
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	(263,380)	-	-	(263,380)
Debt instruments	-	(10,513,643)	-	-	(10,513,643)
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	(303,242)	-	-	(303,242)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	410,076	-	-	410,076
Loss allowance adjustments from debt instruments	-	909	-	-	909
Gain (loss) arising on changes in the fair value of hedging instruments and hedged item affects profit or loss	-	-	1,329,231	-	1,329,231
Transferred to initial carrying amount of hedged items	-	-	(52,929)	-	(52,929)
Issuance of shares	-	-	-	(451,899)	(451,899)
Share-based payment expenses recognized	-	-	-	266,746	266,746
Share of other comprehensive income (loss) of associates	550,338	38,696	76,307	-	665,341
Income tax effect	-	(79)	6,036	-	5,957

Balance, end of year	$(11,743,301)	$(10,056,353)	$1,479,181	$(185,153)	$(20,505,626)

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

e.    Treasury stock

For TSMC’s shareholders’ interests, TSMC’s Board of Directors approved a share buyback program on February 15, 2022 to repurchase 1,387 thousand shares. TSMC has completed the aforementioned share buyback program during the first quarter of 2022. On May 10, 2022, TSMC’s Board of Directors resolved to cancel the 1,387 thousand shares. Subsequently, TSMC completed the registration for share cancellation.

21.    NET REVENUE

a.    Disaggregation of revenue from contracts with customers

	Years Ended December 31
Product	2023	2022

Wafer	$1,882,518,080	$1,991,855,947
Others	279,217,761	272,035,345

	$2,161,735,841	$2,263,891,292

	Years Ended December 31
Geography	2023	2022

Taiwan	$149,777,343	$210,470,783
United States	1,408,841,921	1,493,328,765
China	267,154,140	245,168,746
Japan	132,072,000	119,099,336
Europe, the Middle East and Africa	117,348,237	123,767,140
Others	86,542,200	72,056,522

	$2,161,735,841	$2,263,891,292

The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

	Years Ended December 31
Platform	2023	2022

High Performance Computing	$934,768,625	$932,383,729
Smartphone	814,914,287	888,879,250
Internet of Things	161,916,543	196,114,987
Automotive	133,654,276	116,380,987
Digital Consumer Electronics	46,999,803	56,158,772
Others	69,482,307	73,973,567

	$2,161,735,841	$2,263,891,292

	Years Ended December 31
Resolution	2023	2022

3-nanometer	$108,045,275	$-
5-nanometer	629,300,387	508,689,881
7-nanometer	357,247,365	535,153,763
10-nanometer	23,332	24,871
16-nanometer	191,306,073	258,544,274
20-nanometer	10,359,042	8,853,291
28-nanometer	186,924,916	206,611,955
40/45-nanometer	114,667,360	145,546,243
65-nanometer	107,425,400	93,288,614
90-nanometer	25,642,010	40,184,169
0.11/0.13 micron	47,149,333	57,992,328
0.15/0.18 micron	86,614,213	110,571,222
0.25 micron and above	17,813,374	26,395,336

Wafer revenue	$1,882,518,080	$1,991,855,947

b.    Contract balances

	December 31, 2023	December 31, 2022	January 1, 2022

Contract liabilities (classified under accrued expenses and other current liabilities)	$52,736,430	$70,806,617	$39,762,588

The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.

The Company recognized revenue from the beginning balance of contract liability, which amounted to NT$69,598,265 thousand and NT$38,433,111 thousand for the years ended December 31, 2023 and 2022, respectively.

c.    Temporary receipts from customers

	December 31, 2023	December 31, 2022

Current portion (classified under accrued expenses and other current liabilities)	$114,639,514	$107,723,580
Noncurrent portion (classified under other noncurrent liabilities)	163,655,128	168,399,207

	$278,294,642	$276,122,787

The Company’s temporary receipts from customer are payments made by customers to the Company to retain the Company’s capacity. When the terms and conditions set forth in the agreements are subsequently satisfied, the treatment of temporary receipts, either by refund or by accounts receivable offsetting, will be determined by mutual consent.

d.    Refund liabilities

Estimated sales returns and other allowances is made and adjusted based on historical experience and the consideration of varying contractual terms. As of December 31, 2023 and 2022, the aforementioned refund liabilities amounted to NT$37,847,605 thousand and NT$53,078,351 thousand (classified under accrued expenses and other current liabilities), respectively.

22.    INTEREST INCOME

	Years Ended December 31
	2023	2022

Interest income
Cash and cash equivalents	$49,740,006	$17,831,257
Financial assets at amortized cost	6,363,684	2,008,611
Financial assets at FVTOCI	4,190,211	2,582,341

	$60,293,901	$22,422,209

23.    FINANCE COSTS

	Years Ended December 31
	2023	2022

Interest expense
Corporate bonds	$17,848,916	$14,116,112
Lease liabilities	382,041	267,050
Bank loans	95,366	32,017
Others	2,755	1,673
Less: Capitalized interest under property, plant and equipment	(6,329,718)	(2,666,868)

	$11,999,360	$11,749,984

Information about capitalized interest is as follows:

	Years Ended December 31
	2023	2022

Capitalization rate	1.08%-3.36%	0.56%-3.36%

24.    OTHER GAINS AND LOSSES, NET

	Years Ended December 31
	2023	2022

Loss on disposal of financial assets, net
Investments in debt instruments at FVTOCI	$(473,897)	$(410,076)
Gain on disposal of investments accounted for using equity method, net	15,758	-
Gain (loss) on financial instruments at FVTPL, net
Mandatorily measured at FVTPL	6,523,084	(622,537)
The accrual of expected credit loss of financial assets
Investments in debt instruments at FVTOCI	(9,525)	(909)
Financial assets at amortized cost	(26,220)	(51,442)
Other gains, net	932,379	72,766

	$6,961,579	$(1,012,198)
25.    INCOME TAX

a.    Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Years Ended December 31
	2023	2022

Current income tax expense
Current tax expense recognized in the current year	$136,931,127	$147,685,403
Income tax adjustments on prior years	92,331	(563,555)
Other income tax adjustments	244,358	206,136
	137,267,816	147,327,984
Deferred income tax expense (benefit)
The origination and reversal of temporary differences	3,210,032	(24,714,488)
Investment tax credits	925,959	4,676,707
	4,135,991	(20,037,781)

Income tax expense recognized in profit or loss	$141,403,807	$127,290,203

A reconciliation of income before income tax and income tax expense recognized in profit or loss was as follows:

	Years Ended December 31
	2023	2022

Income before tax	$979,171,324	$1,144,190,718

Income tax expense at the statutory rate	$197,906,699	$231,799,774
Tax effect of adjusting items:
Nondeductible (deductible) items in determining taxable income	(7,613,159)	12,286,136
Tax-exempt income	-	(157,955,934)
Additional income tax under the Alternative Minimum Tax Act	-	61,578,020
Additional income tax on unappropriated earnings	9,468,943	-
The origination and reversal of temporary differences	3,210,032	(24,714,488)
Income tax credits	(61,905,397)	4,654,114
	141,067,118	127,647,622
Income tax adjustments on prior years	92,331	(563,555)
Other income tax adjustments	244,358	206,136

Income tax expense recognized in profit or loss	$141,403,807	$127,290,203

For the years ended December 31, 2023 and 2022, the Company applied a tax rate of 20% for entities subject to the R.O.C. Income Tax Law; for other jurisdictions, taxes are calculated using the applicable tax rate for each individual jurisdiction.

b.    Deferred income tax balance

The analysis of deferred income tax assets and liabilities was as follows:

	December 31, 2023	December 31, 2022

Deferred income tax assets

Temporary differences
Depreciation	$41,094,712	$45,299,310
Refund liability	9,414,971	12,089,451
Unrealized exchange losses	7,100,019	5,782,345
Unrealized loss on inventories	2,771,188	2,305,328
Net defined benefit liability	1,729,672	1,722,005
Deferred compensation cost	489,609	361,241
Investment tax credits	19,079	945,038
Others	1,556,537	681,124

	$64,175,787	$69,185,842

Deferred income tax liabilities

Temporary differences
Others	$(53,856)	$(1,031,383)

	Year Ended December 31, 2023
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Exchange Rate Changes	Balance, End of Year

Deferred income tax assets

Temporary differences
Depreciation	$45,299,310	$(4,197,221)	$-	$(7,377)	$41,094,712
Refund liability	12,089,451	(2,673,474)	-	(1,006)	9,414,971
Unrealized exchange losses	5,782,345	1,317,674	-	-	7,100,019
Unrealized loss on inventories	2,305,328	466,186	-	(326)	2,771,188
Net defined benefit liability	1,722,005	(117,004)	124,671	-	1,729,672
Deferred compensation cost	361,241	129,852	-	(1,484)	489,609
Investment tax credits	945,038	(925,959)	-	-	19,079
Others	681,124	887,134	(25)	(11,696)	1,556,537

	$69,185,842	$(5,112,812)	$124,646	$(21,889)	$64,175,787

Deferred income tax liabilities

Temporary differences
Others	$(1,031,383)	$976,821	$-	$706	$(53,856)

	Year Ended December 31, 2022
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Exchange Rate Changes	Balance, End of Year

Deferred income tax assets

Temporary differences
Depreciation	$34,720,661	$10,552,264	$-	$26,385	$45,299,310
Refund liability	5,986,173	6,100,849	-	2,429	12,089,451
Unrealized exchange losses	-	5,782,345	-	-	5,782,345
Unrealized loss on inventories	898,998	1,402,241	-	4,089	2,305,328
Net defined benefit liability	1,237,086	(249,116)	734,035	-	1,722,005
Investment tax credits	5,621,745	(4,676,707)	-	-	945,038
Deferred compensation cost	373,983	(48,180)	-	35,438	361,241
Others	315,240	334,801	(79)	31,162	681,124

	$49,153,886	$19,198,497	$733,956	$99,503	$69,185,842

Deferred income tax liabilities

Temporary differences
Unrealized exchange gains	$(706,311)	$706,311	$-	$-	$-
Others	(1,167,566)	132,973	6,036	(2,826)	(1,031,383)

	$(1,873,877)	$839,284	$6,036	$(2,826)	$(1,031,383)

c.    The deductible temporary differences for which no deferred income tax assets have been recognized

As of December 31, 2023 and 2022, the aggregate deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$52,686,244 thousand and NT$26,790,935 thousand, respectively.

d.    Unused tax-exemption information

As of December 31, 2022, the profits generated from the following project of TSMC are exempt from income tax for a five-year period:

Tax-exemption Period

Construction and expansion of 2009 by TSMC	2018 to 2022

e.    The information of unrecognized deferred income tax liabilities associated with investments

As of December 31, 2023 and 2022, the aggregate taxable temporary differences associated with investments in subsidiaries not recognized as deferred income tax liabilities amounted to NT$254,182,901 thousand and NT$222,682,649 thousand, respectively.

f.    Income tax examination

The tax authorities have examined income tax returns of TSMC through 2021. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

26.    EARNINGS PER SHARE

	Years Ended December 31
	2023	2022

Basic EPS	$32.34	$39.20
Diluted EPS	$32.34	$39.20

EPS is computed as follows:

	Years Ended December 31
	2023	2022

Basic EPS
Net income available to common shareholders of the parent	$838,497,664	$1,016,530,249
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,929,223	25,929,190
Basic EPS (in dollars)	$32.34	$39.20

Diluted EPS
Net income available to common shareholders of the parent	$838,497,664	$1,016,530,249
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,929,223	25,929,190
Effects of all dilutive potential common shares (in thousands)	44	193
Weighted average number of common shares used in the computation of diluted EPS (in thousands)	25,929,267	25,929,383
Diluted EPS (in dollars)	$32.34	$39.20

27.    SHARE-BASED PAYMENT ARRANGEMENTS

a.Equity-settled share-based payment- RSAs

The RSAs in each year are as follows:

	2023 RSAs	2022 RSAs	2021 RSAs

Resolution Date of TSMC’s shareholders in its meeting	June 6, 2023	June 8, 2022	July 26, 2021
Resolution Date of TSMC’s Board of Directors in its meeting	February 6, 2024	February 14, 2023	February 15, 2022
Issuance of stocks (in thousands)	2,960	2,110	1,387
Eligible employees	Executive officers	Executive officers	Executive officers
Grant date/Issuance date	March 1, 2024	March 1, 2023	March 1, 2022

Vesting conditions of the aforementioned arrangement are as follow:

1) The RSAs granted to eligible employees can only be vested if

•the employee remains employed by the Company on the last date of each vesting period;

•during the vesting period, the employee may not breach any agreement with the Company or violate the Company’s work rules; and

•certain employee performance metrics and TSMC’s business performance metrics are met.

2) The maximum percentage of granted RSAs that may be vested each year shall be as follows: one-year anniversary of the grant: 50%; two-year anniversary of the grant: 25%; and three-year anniversary of the grant: 25%; provided that the actual percentage and number of the RSAs to be vested in each year will be calculated based on the achievement of TSMC’s business performance metrics.

3) For eligible executive officers of TSMC: The maximum number of RSAs that may be vested in each year will be set as 110%, among which 100% will be subject to a calculation based on TSMC’s relative Total Shareholder Return (”TSR”, including capital gains and dividends) achievement to determine the number of RSAs to be vested; this number will be further subject to a modifier to increase or decrease up to 10% based on the Compensation and People Development Committee evaluation of TSMC’s Environmental, Social, and Governance (”ESG”) achievements. The number of shares so calculated should be rounded down to the nearest integral.

TSMC’s TSR relative to the TSR of S&P 500 IT Index	Ratio of Shares to be Vested
Above the Index by X percentage points	50% + X * 2.5%, with the maximum of 100%
Equal to the Index	50%
Below the Index by X percentage points	50% - X * 2.5%, with the minimum of 0%

4) Restrictions imposed on the employees’ rights in the RSAs before the vesting conditions are fulfilled:

•During each vesting period, no employee granted RSAs, except for inheritance, may sell, pledge, transfer, give to another person, create any encumbrance on, or otherwise dispose of, any shares under the unvested RSAs.

•Before the vesting conditions are fulfilled, the attendance, proposal rights, speech rights, voting rights and etc. shall be exercised by the engaged trustee/custodian on the employee’s behalf. Any other shareholder rights including but not limited to the entitlement to any distribution regarding dividends, bonuses and capital reserve, and the subscription right of the new shares issued for any capital increase, are the same as those of holders of common shares of TSMC.

5) Details of granted RSAs in each year are as follows:

	2022 RSAs	2021 RSAs
	Number of Shares (In Thousands)	Number of Shares (In Thousands)

Balance, beginning of year	-	1,387
Issuance of stocks	2,110	-
Vested shares	-	(274)
Canceled shares	-	(419)

Balance, end of year	2,110	694

Weighted-average fair value of RSAs (in dollars)	$277.71	$325.81

The RSAs in each year are measured at fair value at grant date by using the binominal tree approach. Relevant information is as follows:

	2022 RSAs	2021 RSAs
	March 1, 2023	March 1, 2022

Stock price at measurement date (in dollars)	$511	$604
Expected price volatility	29.34%-32.11%	25.34%-28.28%
Expected life	1-3 years	1-3 years
Risk-free interest rate	1.06%	0.57%

Refer to Note 28 for the compensation costs of the RSAs recognized by TSMC.

On February 6, 2024, TSMC’s Board of Directors approved the issuance of RSAs for year 2024 of no more than 4,185 thousand common shares. The grants will be made free of charge. The actual number of shares to be issued will be resolved by the Board of Directors after the RSAs is approved at the shareholders’ meeting and by the competent authority.

b.    Cash-settled share-based payment arrangements

The cash-settled share-based payment arrangements in each year are as follows:

	2023 Plan	2022 Plan	2021 Plan

Resolution Date of TSMC’s Board of Directors in its meeting	February 6, 2024	February 14, 2023	February 15, 2022
Issuance of units (in thousands) (Note)	550	400	236
Grant date	March 1, 2024	March 1, 2023	March 1, 2022

Note:    One unit of the right represents a right to the market value of one TSMC’s common share when vested.

The vesting conditions and the ratio of units to be vested for key management personnel of the plan are the same as the aforementioned RSAs.

The fair value of compensation costs for the cash-settled share-based payment was measured by using binominal tree approach and will be measured at each reporting period until settlement. Relevant information is as follows:

	Years Ended December 31
	2023		2022
	2022 Plan	2021 Plan	2021 Plan

Stock price at measurement date (in dollars)	$593	$593	$451
Expected price volatility	24.76%-29.05%	24.76%-29.05%	28.80%-32.19%
Residual life	1-3 years	1-2 years	1-3 years
Risk-free interest rate	1.15%	1.14%	1.09%

Refer to Note 28 for the compensation costs of the cash-settled share-based payment recognized by TSMC. As of December 31, 2023 and 2022, the liabilities under cash-settled share-based payment arrangement amounted to NT$62,695 thousand and NT$30,757 thousand, respectively.

28.    ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Years Ended December 31
	2023	2022

a. Depreciation of property, plant and equipment and right-of-use assets

Recognized in cost of revenue	$492,827,379	$399,638,755
Recognized in operating expenses	30,097,805	28,850,463
Recognized in other operating income and expenses	7,487	8,961

	$522,932,671	$428,498,179

b. Amortization of intangible assets

Recognized in cost of revenue	$6,538,107	$6,086,246
Recognized in operating expenses	2,720,143	2,669,848

	$9,258,250	$8,756,094

c. Employee benefits expenses

Post-employment benefits
Defined contribution plans	$5,365,458	$4,550,387
Defined benefit plans	281,392	208,641
	5,646,850	4,759,028
Share-based payments
Equity-settled	483,050	302,348
Cash-settled	61,329	32,704
	544,379	335,052

Other employee benefits	233,517,335	234,367,880

	$239,708,564	$239,461,960

Employee benefits expense summarized by function
Recognized in cost of revenue	$133,334,667	$139,361,369
Recognized in operating expenses	106,373,897	100,100,591

	$239,708,564	$239,461,960

According to TSMC’s Articles of Incorporation, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively.

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. Accrued profit sharing bonus to employees is illustrated below:

	Years Ended December 31
	2023	2022

Profit sharing bonus to employees	$50,090,533	$60,702,047

TSMC’s profit sharing bonus to employees and compensation to directors for 2023, 2022 and 2021 had been approved by the Board of Directors of TSMC, as illustrated below:

	Years Ended December 31
	2023	2022	2021
Resolution Date of TSMC’s Board of	February 6,	February 14,	February 15,
Directors in its meeting	2024	2023	2022

Profit sharing bonus to employees	$50,090,533	$60,702,047	$35,601,449
Compensation to directors	$551,955	$690,128	$487,537

There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2023, 2022 and 2021, respectively.

The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

29.    GOVERNMENT GRANTS

Subsidiaries such as JASM and TSMC Nanjing received subsidies from the governments of Japan and China, respectively, for local plants setup and operation, which were mainly used to subsidize the purchase costs of property, plant and equipment as well as partial costs and expenses incurred from plant construction and production. For the years ended December 31, 2023 and 2022, TSMC received a total of NT$47,545,898 thousand and NT$7,051,432 thousand as government grants respectively.

30.    CASH FLOW INFORMATION

a.    Non-cash transactions

	Years Ended December 31
	2023	2022

Additions of financial assets at FVTOCI	$62,779,060	$45,126,181
Discontinuation of significant influence from investment accounted for using the equity method	(10,728)	-
Conversion of convertible bonds into equity securities	(145,144)	-
Changes in accrued expenses and other current liabilities	128,814	9,440,544

Payments for acquisition of financial assets at FVTOCI	$62,752,002	$54,566,725

Disposal of financial assets at FVTOCI	$35,346,897	$43,130,926
Changes in other financial assets	351,678	1,832,441

Proceeds from disposal of financial assets at FVTOCI	$35,698,575	$44,963,367

Additions of property, plant and equipment	$897,557,179	$1,139,892,108
Changes in other financial assets	44,431	5,730,104
Exchange of assets	(78,034)	(275,564)
Changes in payables to contractors and equipment suppliers	40,750,228	(60,638,244)
Changes in accrued expenses and other current liabilities	17,832,841	630,594
Transferred to initial carrying amount of hedged items	39,898	-
Capitalized interests	(6,329,718)	(2,666,868)

Payments for acquisition of property, plant and equipment	$949,816,825	$1,082,672,130

b.    Reconciliation of liabilities arising from financing activities

			Non-cash Changes
	Balance as of January 1, 2023	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of December 31, 2023

Hedging financial liabilities- bank loans	$-	$27,908,580	$(618,180)	$-	$-	$27,290,400
Bonds payable	852,436,439	67,511,319	587,758	-	362,037	920,897,553
Long-term bank loans	5,973,936	693,056	-	-	11,529	6,678,521
Lease liabilities	32,367,601	(3,228,219)	(31,765)	2,002,728	382,041	31,492,386

Total	$890,777,976	$92,884,736	$(62,187)	$2,002,728	$755,607	$986,358,860

			Non-cash Changes
	Balance as of January 1, 2022	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of December 31, 2022

Short-term loans	$114,921,333	$(111,959,992)	$(2,372,053)	$-	$(589,288)	$-
Bonds payable	614,470,652	193,479,254	44,183,113	-	303,420	852,436,439
Long-term bank loans	3,475,798	2,503,333	-	-	(5,195)	5,973,936
Lease liabilities	22,940,665	(2,690,784)	137,196	11,713,474	267,050	32,367,601

Total	$755,808,448	$81,331,811	$41,948,256	$11,713,474	$(24,013)	$890,777,976

Note:    Other changes include amortization of bonds payable, amortization of long-term bank loan interest subsidy, financial cost of lease liabilities and discounts on short-term loans.

31.    CAPITAL MANAGEMENT

The objective of the Company’s capital management is to maintain a capital structure that ensures liquidity and supports a solid investment grade credit rating. The capital structure includes both debt and equity. The Company adjusts its capital structure mainly through changes in the level of debt and adjustments of dividend payout to shareholders.

The Company’s capital management policy remained unchanged in 2023. TSMC’s current credit ratings are AA- from Standard & Poor’s and Aa3 from Moody’s, same as those as of December 31, 2022.

32.    FINANCIAL INSTRUMENTS

a.    Categories of financial instruments

	December 31, 2023	December 31, 2022

Financial assets
FVTPL (Note 1)	$14,342,093	$1,070,398
FVTOCI (Note 2)	167,150,802	136,483,349
Hedging financial assets	-	2,329
Amortized cost (Note 3)	1,842,412,631	1,727,306,556

	$2,023,905,526	$1,864,862,632

Financial liabilities
FVTPL (Note 4)	$121,412	$116,215
Hedging financial liabilities	27,334,164	813
Amortized cost (Note 5)	1,741,356,555	1,669,270,659

	$1,768,812,131	$1,669,387,687

Note 1: Financial assets mandatorily measured at FVTPL.

Note 2: Including notes and accounts receivable (net), equity and debt investments.

Note 3: Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables, refundable deposits and temporary payments (including those classified under other current assets and other noncurrent assets).

Note 4: Held for trading.

Note 5: Including accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable, long-term bank loans, guarantee deposits and other noncurrent liabilities.

b.    Financial risk management objectives

The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by the Audit and Risk Committee and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, the Company must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.    Market risk

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity investment prices. A portion of these risks is hedged.

Foreign currency risk

Substantially all the Company’s sales are denominated in U.S. dollars and over half of its capital expenditures and equity investments are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. As a result, any significant fluctuations to its disadvantage in the exchanges rate of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollar, would have an adverse impact on the revenue and operating profit as expressed in NT dollars. The Company uses foreign currency derivative contracts and non-derivative financial instruments, such as currency forwards, currency swaps and bank loans denominated in foreign currency, to protect against currency exchange rate risks associated with non-NT dollar-denominated assets and liabilities, certain forecasted transactions, and net investments in foreign operations. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on the assets and liabilities.

Based on a sensitivity analysis performed on the Company’s total monetary assets and liabilities for the years ended December 31, 2023 and 2022, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased its net income by NT$891,039 thousand and NT$1,704,553 thousand, respectively, after taking into account hedges and offsetting positions.

Interest rate risk

The Company is exposed to interest rate risks primarily in relation to its investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on the Company’s cash and cash equivalents and fixed income securities, the fair value of those securities, as well as the interest paid on its debt.

The majority of the Company’s fixed income investments are fixed-rate securities, which are classified as financial assets at FVTOCI and amortized cost. Those classified as FVTOCI may have their fair value adversely affected due to an increase in interest rates, but for those classified as amortized cost, their carrying amount will not be affected by changes in interest rates. At the same time, if interest rates fall, cash and cash equivalents may generate less interest income than expected. The Company has entered and may in the future enter into interest rate derivatives to partially hedge the interest rate risk on its fixed income investments and anticipated debt issuance. However, these hedges can offset only a limited portion of the financial impact from movements in interest rates.

Based on a sensitivity analysis performed on the Company’s fixed income investments at the end of the reporting period, interest rates increase of 100 basis points (1.00%) across all maturities would have decreased the Company’s other comprehensive income by NT$3,841,994 thousand and NT$3,831,326 thousand for the years ended December 31, 2023 and 2022, respectively.

The majority of the Company’s debt is fixed-rate and measured at amortized cost and as such, changes in interest rates would not affect future cash flows or the carrying amount.

Other price risk

The Company is exposed to mutual funds and equity price risk arising from financial assets at FVTPL and FVTOCI.

Assuming a hypothetical decrease of 10% in prices of the mutual funds and equity investments at the end of the reporting period, the net income would have decreased by NT$1,073,397 thousand for the year ended December 31, 2023, and the other comprehensive income would have decreased by NT$954,925 thousand and NT$631,530 thousand for the years ended December 31, 2023 and 2022, respectively.

d.    Credit risk management

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily accounts receivable, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is equal to the carrying amount of financial assets.

Business related credit risk

The Company’s accounts receivable are from its customers worldwide. The majority of the Company’s outstanding accounts receivable are not covered by collaterals or guarantees. While the Company has procedures to monitor and manage credit risk exposure on accounts receivable, there is no assurance such procedures will effectively eliminate losses resulting from its credit risk. This risk is heightened during periods when economic conditions worsen.

As of December 31, 2023 and 2022, the Company’s ten largest customers accounted for 91% and 82% of accounts receivable, respectively. The Company considers the concentration of credit risk for the remaining accounts receivable not material.

Financial credit risk

The Company mitigates its financial credit risk by selecting counterparties with investment grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews the limit applied to counterparties and adjusts the limit according to market conditions and the credit standing of the counterparties.

The objective of the Company’s investment policy is to achieve a return that will allow the Company to preserve principal and support liquidity requirements. The policy generally requires securities to be investment grade and limits the amount of credit exposure to any one issuer. The Company assesses whether there has been a significant increase in credit risk in the invested securities since initial recognition by reviewing changes in external credit ratings, financial market conditions and material information of the issuers.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss based on the probability of default and loss given default provided by external credit rating agencies. The current credit risk assessment policies are as follows:

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio

Performing	Credit rating is investment grade on valuation date	12 months expected credit loss	0-0.1%
Doubtful	Credit rating is non-investment grade on valuation date	Lifetime expected credit loss-not credit impaired	-
In default	Credit rating is CC or below on valuation date	Lifetime expected credit loss-credit impaired	-
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	-

For the years ended December 31, 2023 and 2022, the expected credit loss increased NT$35,751 thousand and NT$57,936 thousand, respectively. The changes were mainly due to increased investment amount and adjusted investment portfolio.

e.    Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalents, financial assets at FVTOCI-current, financial assets at amortized cost-current and sufficient cost-efficient funding.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

December 31, 2023

Non-derivative financial liabilities

Hedging financial liabilities-bank loans	$27,290,400	$-	$-	$-	$27,290,400
Accounts payable (including related parties)	57,293,057	-	-	-	57,293,057
Payables to contractors and equipment suppliers	171,484,616	-	-	-	171,484,616
Accrued expenses and other current liabilities	241,118,948	-	-	-	241,118,948
Bonds payable	24,890,500	224,062,937	303,525,276	583,364,167	1,135,842,880
Long-term bank loans	2,371,296	3,889,029	585,094	-	6,845,419
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	3,181,651	5,248,337	4,662,868	21,754,375	34,847,231
Others	-	165,188,432	6,303,135	2,908,666	174,400,233
	527,630,468	398,388,735	315,076,373	608,027,208	1,849,122,784
(Continued)

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

Derivative financial instruments

Forward exchange contracts
Outflows	$64,826,427	$-	$-	$-	$64,826,427
Inflows	(65,384,000)	-	-	-	(65,384,000)
	(557,573)	-	-	-	(557,573)

	$527,072,895	$398,388,735	$315,076,373	$608,027,208	$1,848,565,211

December 31, 2022

Non-derivative financial liabilities

Accounts payable (including related parties)	$56,522,345	$-	$-	$-	$56,522,345
Payables to contractors and equipment suppliers	213,499,613	-	-	-	213,499,613
Accrued expenses and other current liabilities	219,587,908	-	-	-	219,587,908
Bonds payable	34,668,909	94,869,159	320,211,460	625,049,539	1,074,799,067
Long-term bank loans	1,278,130	3,533,152	1,360,549	-	6,171,831
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	2,999,840	5,367,809	4,754,007	22,589,117	35,710,773
Others	-	166,266,718	10,518,481	783,182	177,568,381
	528,556,745	270,036,838	336,844,497	648,421,838	1,783,859,918

Derivative financial instruments

Forward exchange contracts
Outflows	103,617,399	-	-	-	103,617,399
Inflows	(104,600,085)	-	-	-	(104,600,085)
	(982,686)	-	-	-	(982,686)

	$527,574,059	$270,036,838	$336,844,497	$648,421,838	$1,782,877,232
(Concluded)

Note:    Information about the maturity analysis for lease liabilities more than 5 years:

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total

December 31, 2023

Lease liabilities	$10,197,521	$7,121,539	$4,117,107	$318,208	$21,754,375

December 31, 2022

Lease liabilities	$10,241,734	$7,329,012	$4,233,886	$784,485	$22,589,117

f.    Fair value of financial instruments

1)    Fair value measurements recognized in the consolidated balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The timing of transfers between levels within the fair value hierarchy is at the end of reporting period.

2)    Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2023
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Convertible preferred stocks	$-	$-	$13,307,160	$13,307,160
Forward exchange contracts	-	701,182	-	701,182
Convertible bonds	-	-	223,454	223,454
Mutual funds	-	-	110,297	110,297

	$-	$701,182	$13,640,911	$14,342,093

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$79,605,567	$-	$79,605,567
Agency mortgage-backed securities	-	37,959,691	-	37,959,691
Government bonds/Agency bonds	22,091,087	247,814	-	22,338,901
Asset-backed securities	-	9,898,766	-	9,898,766
Investments in equity instruments
Non-publicly traded equity investments	-	-	7,208,655	7,208,655
Publicly traded stocks	4,727,905	-	-	4,727,905
Notes and accounts receivable, net	-	5,411,317	-	5,411,317

	$26,818,992	$133,123,155	$7,208,655	$167,150,802

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$121,412	$-	$121,412

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$43,764	$-	$-	$43,764

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$947,546	$-	$947,546
Convertible bonds	-	-	122,852	122,852

	$-	$947,546	$122,852	$1,070,398

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$66,116,166	$-	$66,116,166
Agency mortgage-backed securities	-	28,367,926	-	28,367,926
Government bonds/Agency bonds	18,845,577	116,311	-	18,961,888
Asset-backed securities	-	9,274,697	-	9,274,697
Investments in equity instruments
Non-publicly traded equity investments	-	-	6,159,200	6,159,200
Publicly traded stocks	277,866	-	-	277,866
Notes and accounts receivable, net	-	7,325,606	-	7,325,606

	$19,123,443	$111,200,706	$6,159,200	$136,483,349

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$2,329	$-	$-	$2,329

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$116,215	$-	$116,215

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$813	$-	$-	$813

Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments classified as financial assets at FVTOCI and financial assets at FVTPL. Reconciliations for the years ended December 31, 2023 and 2022 are as follows:

	Years Ended December 31
	2023	2022

Balance, beginning of year	$6,282,052	$5,887,892
Additions	14,887,187	715,612
Recognized in profit or loss	12,355	-
Recognized in other comprehensive income or loss	262,380	(373,263)
Disposals and proceeds from return of capital of investments	(127,963)	(359,506)
Transfers out of level 3 (Note)	-	(139,770)
Effect of exchange rate changes	(466,445)	551,087

Balance, end of year	$20,849,566	$6,282,052

Note:    The transfer from level 3 to level 1 is because quoted prices (unadjusted) in active markets data became available for the equity investments.

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•The fair values of corporate bonds, agency bonds, agency mortgage-backed securities, asset-backed securities and government bonds are determined by quoted market prices provided by third party pricing services.

•The fair values of forward contracts are measured using forward rates and discount rates derived from quoted market prices.

•The fair value of accounts receivable classified as at FVTOCI is determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.

Valuation techniques and assumptions used in Level 3 fair value measurement

The fair values of mutual funds and non-publicly traded equity investments (excluding those trading on the Emerging Stock Board) are mainly determined by using the asset approach and market approach.

The asset approach takes into account the net asset value measured at the fair value by independent parties. On December 31, 2023 and 2022, the Company uses unobservable inputs derived from discount for lack of marketability of 10%. When other inputs remain equal, the fair value will decrease by NT$52,704 thousand and NT48,704 thousand, respectively, if discounts for lack of marketability increase by 1%.

For the remaining few investments, the market approach is used to arrive at their fair values, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.

In addition, the fair values of convertible preferred stocks and convertible bonds are prior transaction prices.

3)    Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the consolidated financial statements that are not measured at fair value approximate their fair values.

Fair value hierarchy

The table below sets out the fair value hierarchy for the Company’s financial assets and liabilities which are not required to be measured at fair value:

	December 31, 2023
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$113,785,324	$-	$113,694,397	$113,694,397
Commercial paper	18,371,705	-	18,385,329	18,385,329
Government bonds/Agency bonds	13,803,559	2,751,893	11,053,234	13,805,127

	$145,960,588	$2,751,893	$143,132,960	$145,884,853
(Continued)

	December 31, 2023
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$920,897,553	$-	$849,236,882	$849,236,882
(Concluded)

	December 31, 2022
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$80,994,958	$-	$80,236,142	$80,236,142
Commercial paper	48,732,476	-	48,882,028	48,882,028

	$129,727,434	$-	$129,118,170	$129,118,170

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$852,436,439	$-	$765,301,535	$765,301,535

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of corporate bonds, the Company’s bonds payable and agency bonds are determined by quoted market prices provided by third party pricing services.

The fair value of commercial paper is determined by the present value of future cash flows based on the discounted curves that are derived from the quoted market prices.

33.    RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore, those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.    Related party name and categories

Related Party Name	Related Party Categories

GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates

b.    Net revenue

		Years Ended December 31
		2023	2022

Item	Related Party Categories

Net revenue from sale of goods	Associates	$13,406,049	$15,351,465

c.    Purchases

	Years Ended December 31
	2023	2022

Related Party Categories

Associates	$4,562,206	$6,423,913

d.    Receivables from related parties

		December 31, 2023	December 31, 2022

Item	Related Party Name

Receivables from related	GUC	$514,819	$1,471,351
parties	Xintec	109,632	112,607

		$624,451	$1,583,958

Other receivables from related	SSMC	$58,093	$68,277
parties	VIS	13,778	669
	Others	-	29

		$71,871	$68,975

e.    Payables to related parties

		December 31, 2023	December 31, 2022

Item	Related Party Name

Payables to related parties	Xintec	$1,020,226	$1,047,452
	SSMC	457,348	385,979
	VIS	66,653	190,587
	Others	22,073	18,619

		$1,566,300	$1,642,637

f.    Accrued expenses and other current liabilities

		December 31, 2023	December 31, 2022

Item	Related Party Categories

Contract liabilities	Associates	$1,666,113	$1,075,659

g.    Others

		Years Ended December 31
		2023	2022

Item	Related Party Categories

Manufacturing expenses	Associates	$5,043,545	$6,011,522

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.

h.    Compensation of key management personnel

The compensation to directors and other key management personnel were as follows:

	Years Ended December 31
	2023	2022

Short-term employee benefits	$3,492,258	$4,369,097
Post-employment benefits	3,870	3,013
Share-based payments	525,808	286,227

	$4,021,936	$4,658,337

The compensation to directors and other key management personnel were determined by the Compensation and People Development Committee of TSMC in accordance with the individual performance and market trends.

34.    PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of December 31, 2023 and 2022, the aforementioned other financial assets amounted to NT$124,302 thousand and NT$129,138 thousand, respectively.

35.    SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of the end of reporting period, the R.O.C. Government did not invoke such right.

b.Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of the end of reporting period.

c.In September 2022, Daedalus Prime LLC (“Daedalus”) filed complaints in the U.S. International Trade Commission (“ITC”) and the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and other companies infringe four U.S. patents. The ITC instituted an investigation in October 2022. In June 2023, Daedalus dropped two of the asserted patents in the ITC. Also in June 2023, Daedalus filed another complaint in the Eastern District of Texas alleging that TSMC infringes five U.S. patents. In September 2023, the ITC granted the parties’ joint motion to suspend the procedural schedule while the parties finalize the settlement agreement and then request termination of the ITC Investigation and related litigations. In October 2023, the parties jointly requested the ITC to terminate the investigation and Eastern District of Texas to dismiss the related litigations. In November 2023, the ITC investigation was terminated and the related litigations in the Eastern District of Texas were dismissed.

d.TSMC entered into long-term purchase agreements of materials and supplies and agreements of waste disposal with multiple suppliers. The relative minimum fulfillment quantity and price are specified in the agreements.

e.TSMC entered into a long-term purchase agreement of equipment. The relative fulfillment quantity and price are specified in the agreement.

f.TSMC entered into long-term energy purchase agreements with multiple suppliers. The relative fulfillment period, quantity and price are specified in the agreements.

g.Amounts available under unused letters of credit as of December 31, 2023 and 2022 were NT$433,994 thousand and NT$383,974 thousand, respectively.

h.The Company entrusted financial institutions to provide performance guarantees mainly for import and export of goods, lease agreement and energy purchase agreement. As of December 31, 2023 and 2022, the aforementioned guarantee amounted to NT$8,012,973 thousand and NT$7,623,262 thousand, respectively.

36.    EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

December 31, 2023

Financial assets

Monetary items
USD	$14,756,970	30.747		$453,732,565
EUR	432,124	34.175		14,767,835
EUR	484,580	1.111	(Note 2)	16,560,515
JPY	13,320,705	0.2192		2,919,899

Financial liabilities

Monetary items
USD	14,121,653	30.747		434,198,454
EUR	803,472	34.175		27,458,643
EUR	482,869	1.111	(Note 2)	16,502,044
JPY	199,911,305	0.2192		43,820,558

December 31, 2022

Financial assets

Monetary items
USD	15,214,896	30.713		467,295,097
EUR	8,375	32.838		275,006
EUR	29,161	7.432	(Note 3)	957,587
JPY	133,034,271	0.2331		31,010,288

Financial liabilities

Monetary items
USD	15,190,659	30.713		466,550,704
EUR	2,375,378	32.838		78,002,647
JPY	134,608,488	0.2331		31,377,239

Note 1:    Except as otherwise noted, exchange rate represents the number of NT dollar for which one foreign currency could be exchanged.

Note 2:    The exchange rate represents the number of U.S. dollar for which one Euro could be exchanged.

Note 3:    The exchange rate represents the number of RMB for which one Euro could be exchanged.

Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the years ended December 31, 2023 and 2022, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

37.    ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:

a.    Financings provided: See Table 1 attached;

b.    Endorsement/guarantee provided: See Table 2 attached;

c.    Marketable securities held (excluding investments in subsidiaries and associates): See Table 3 attached;

d.    Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: See Table 4 attached;

e.    Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: See Table 5 attached;

f.    Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.    Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: See Table 6 attached;

h.    Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: See Table 7 attached;

i.    Information about the derivative financial instruments transaction: See Notes 7 and 10;

j.    Others: The business relationship between the parent and the subsidiaries and significant transactions between them: See Table 8 attached;

k.    Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in mainland China): See Table 9 attached;

l.    Information on investment in mainland China

1) The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: See Table 10 attached.

2) Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: See Table 8 attached.

m.    Information of major shareholders

List of all shareholders with ownership of 5 percent or greater showing the names and the number of shares and percentage of ownership held by each shareholder: See Table 11 attached.

38.    OPERATING SEGMENTS INFORMATION

a.    Operating segments, segment revenue and operating results

TSMC’s chief operating decision makers periodically review operating results, focusing on operating income generated by foundry segment. Operating results are used for resource allocation and/or performance assessment. As a result, the Company has only one operating segment, the foundry segment. The foundry segment engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

The basis for the measurement of income from operations is the same as that for the preparation of financial statements. Please refer to the consolidated statements of comprehensive income for the related segment revenue and operating results.

b.    Geographic and major customers’ information were as follows:

1)    Geographic information

	December 31,	December 31,
Noncurrent Assets	2023	2022

Taiwan	$2,525,608,435	$2,510,238,722
United States	420,093,092	153,137,833
China	97,268,882	90,349,673
Japan	94,558,890	15,432,491
Europe, the Middle East and Africa	146,247	140,709
Others	435	1,922

	$3,137,675,981	$2,769,301,350

Noncurrent assets include property, plant and equipment, right-of-use assets, intangible assets and other noncurrent assets.

2)    Major customers representing at least 10% of net revenue

	Years Ended December 31
	2023		2022
	Amount	%	Amount		%

Customer A	$546,550,925	25	$529,649,200		23
Customer B	241,152,357	11	NA (Note	)	NA

Note:    Revenue less than 10% of the Company’s net revenue.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2023 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counterparty	Financial Statement Account	Related Party	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)			Ending Balance (Foreign Currencies in Thousands) (Note 3)			Amount Actually Drawn (Foreign Currencies in Thousands)			Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Notes 1 and 2)	Financing Company’s Total Financing Amount Limits (Notes 1 and 2)
																			Item	Value

0	TSMC	TSMC Arizona	Other receivables from related parties	Yes	$ (US$	92,241,000 3,000,000	$ )	$ (US$	92,241,000 3,000,000	$ )		$-		-	The need for short-term financing	$-	Capacity installation and working capital	$-	-	$-	$345,891,363	$691,782,725
1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$ (RMB (US$	73,510,570 8,800,000 1,150,000	$ )& )	$ (RMB (US$	51,987,670 8,800,000 450,000	$ )& )	$ (RMB	38,151,520 8,800,000	$ )	1.30%-1.50%	The need for short-term and long-term financing	-	Operating capital	-	-	-	95,757,396	95,757,396

Note 1:    The amount available for lending to TSMC Arizona from TSMC shall not exceed ten percent (10%) of the net worth of TSMC, and the total amount available for lending from TSMC to borrowers shall not exceed twenty percent (20%) of the net worth of TSMC.

Note 2:    The aggregate amount available for lending to TSMC Nanjing from TSMC China shall not exceed the net worth of TSMC China.

Note 3:    The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2023 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)			Ending Balance (Foreign Currencies in Thousands) (Note 3)			Amount Actually Drawn (US$ in Thousands)			Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Notes 1 and 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC North America	Subsidiary	$1,383,565,451	$ (US$	2,558,559 83,213	$ )	$ (US$	2,558,559 83,213	$ )	$ (US$	2,558,559 83,213	$ )	$-	0.07%	$1,383,565,451	Yes	No	No
		TSMC Global	Subsidiary	1,383,565,451	$ (US$	230,602,500 7,500,000	$ )	$ (US$	230,602,500 7,500,000	$ )	$ (US$	230,602,500 7,500,000	$ )	-	6.67%	1,383,565,451	Yes	No	No
		TSMC Arizona	Subsidiary	1,383,565,451	$ (US$	369,960,818 12,032,420	$ )	$ (US$	369,960,818 12,032,420	$ )	$ (US$	246,972,818 8,032,420	$ )	-	10.70%	1,383,565,451	Yes	No	No
		TSMC Development	Subsidiary	1,383,565,451	$ (US$	13,307,302 432,800	$ )	-			-			-	-	1,383,565,451	Yes	No	No
1	TSMC Japan	TSMC JDC	The same parent company	326,007	$ (JPY	289,344 1,320,000	$ )	$ (JPY	289,344 1,320,000	$ )	$ (JPY	289,344 1,320,000	$ )	-	0.01%	326,007	No	No	No

Note 1:    The total amount of the endorsement/guarantee provided by TSMC to TSMC North America, TSMC Global, TSMC Arizona and TSMC Development shall not exceed forty percent (40%) of TSMC’s net worth.

Note 2:    The total amount of the endorsement/guarantee provided by TSMC Japan to TSMC JDC shall not exceed two hundred and fifty percent (250%) of TSMC Japan’s net worth.

Note 3:    The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

December 31, 2023 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Non-publicly traded equity investments
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	Financial assets at fair value through other comprehensive income	10,500	$430,500		7	$430,500
	United Industrial Gases Co., Ltd.	-	〃	21,230	421,211		10	421,211
	Global Investment Holding Inc.	-	〃	10,442	109,239		6	109,239
	Crimson Asia Capital	-	〃	-	-		1	-

	Commercial paper
	Cathay Financial Holding Co., Ltd.	-	Financial assets at amortized cost	697	6,924,665		N/A	6,929,220
	Nan Ya Plastics Corporation	-	〃	600	5,976,677		N/A	5,982,726
	China Steel Corporation	-	〃	200	1,985,094		N/A	1,986,400
	Formosa Plastics Corporation	-	〃	100	996,260		N/A	997,268
	CPC Corporation, Taiwan	-	〃	100	995,553		N/A	995,420
	Formosa Chemicals & Fibre Corporation	-	〃	100	994,540		N/A	995,374
	Taiwan Power Company	-	〃	50	498,916		N/A	498,921

TSMC Partners	Fund
	Matter Venture Partners Fund I, L.P.	-	Financial assets at fair value through Profit or Loss	-	US$	3,587	7	US$	3,587

	Non-publicly traded equity investments
	Shanghai Walden Venture Capital Enterprise	-	Financial assets at fair value through other comprehensive income	-	US$	28,969	6	US$	28,969
	Walden Technology Ventures Investments II, L.P.	-	〃	-	US$	18,187	9	US$	18,187
	Walden Technology Ventures Investments III, L.P.	-	〃	-	US$	13,458	4	US$	13,458
	Tela Innovations	-	〃	6,942	-		22	-

	Publicly traded stocks
	ARM Holdings plc	-	Financial assets at fair value through other comprehensive income	1,961	US$	147,353	-	US$	147,353
	Movella Holdings Inc.	-	〃	3,095	US$	1,873	6	US$	1,873

TSMC Global	Corporate bond
	Bank of America Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	86,588	N/A	US$	86,588
	Morgan Stanley	-	〃	-	US$	76,777	N/A	US$	76,777
	The Goldman Sachs Group, Inc.	-	〃	-	US$	58,554	N/A	US$	58,554
	Wells Fargo & Company	-	〃	-	US$	58,351	N/A	US$	58,351
	JPMorgan Chase & Co.	-	〃	-	US$	58,153	N/A	US$	58,153
	Citigroup Inc.	-	〃	-	US$	50,436	N/A	US$	50,436
	Sumitomo Mitsui Financial Group, Inc.	-	〃	-	US$	45,172	N/A	US$	45,172
	Mitsubishi UFJ Financial Group, Inc.	-	〃	-	US$	36,903	N/A	US$	36,903
	Barclays PLC	-	〃	-	US$	35,277	N/A	US$	35,277
	HSBC Holdings plc	-	〃	-	US$	30,124	N/A	US$	30,124
	Banco Santander, S.A.	-	〃	-	US$	29,015	N/A	US$	29,015

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	AbbVie Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	26,895	N/A	US$	26,895
	Royal Bank of Canada	-	〃	-	US$	25,469	N/A	US$	25,469
	CVS Health Corporation	-	〃	-	US$	24,591	N/A	US$	24,591
	Lloyds Banking Group plc	-	〃	-	US$	24,131	N/A	US$	24,131
	BPCE SA	-	〃	-	US$	23,875	N/A	US$	23,875
	Oracle Corporation	-	〃	-	US$	23,751	N/A	US$	23,751
	The Toronto-Dominion Bank	-	〃	-	US$	22,568	N/A	US$	22,568
	Capital One Financial Corporation	-	〃	-	US$	21,572	N/A	US$	21,572
	Credit Agricole SA London Branch	-	〃	-	US$	20,395	N/A	US$	20,395
	BNP Paribas SA	-	〃	-	US$	20,345	N/A	US$	20,345
	Athene Global Funding	-	〃	-	US$	20,297	N/A	US$	20,297
	Fédération des caisses Desjardins du Québec	-	〃	-	US$	19,320	N/A	US$	19,320
	Equitable Financial Life Global Funding	-	〃	-	US$	18,910	N/A	US$	18,910
	National Securities Clearing Corporation	-	〃	-	US$	18,429	N/A	US$	18,429
	AIG Global Funding	-	〃	-	US$	18,428	N/A	US$	18,428
	Metropolitan Life Global Funding I	-	〃	-	US$	18,299	N/A	US$	18,299
	ABN AMRO Bank N.V.	-	〃	-	US$	18,247	N/A	US$	18,247
	Principal Life Global Funding II	-	〃	-	US$	17,932	N/A	US$	17,932
	Nationwide Building Society	-	〃	-	US$	17,760	N/A	US$	17,760
	Sumitomo Mitsui Trust Bank, Limited	-	〃	-	US$	17,286	N/A	US$	17,286
	Guardian Life Global Funding	-	〃	-	US$	17,140	N/A	US$	17,140
	U.S. Bancorp.	-	〃	-	US$	16,962	N/A	US$	16,962
	Danske Bank A/S	-	〃	-	US$	16,698	N/A	US$	16,698
	Société Générale Société anonyme	-	〃	-	US$	16,589	N/A	US$	16,589
	The Bank of Nova Scotia	-	〃	-	US$	16,474	N/A	US$	16,474
	Volkswagen Group of America Finance, LLC	-	〃	-	US$	16,251	N/A	US$	16,251
	The Bank of New York Mellon Corporation	-	〃	-	US$	16,064	N/A	US$	16,064
	Nomura Holdings, Inc.	-	〃	-	US$	15,719	N/A	US$	15,719
	Banque Fédérative du Crédit Mutuel	-	〃	-	US$	14,439	N/A	US$	14,439
	UBS Group AG	-	〃	-	US$	14,328	N/A	US$	14,328
	Standard Chartered PLC	-	〃	-	US$	14,304	N/A	US$	14,304
	Protective Life Global Funding	-	〃	-	US$	14,155	N/A	US$	14,155
	American Express Company	-	〃	-	US$	13,685	N/A	US$	13,685
	UnitedHealth Group Incorporated	-	〃	-	US$	13,673	N/A	US$	13,673
	Hyundai Capital America	-	〃	-	US$	13,567	N/A	US$	13,567
	NTT Finance Corporation	-	〃	-	US$	13,544	N/A	US$	13,544
	Amgen Inc.	-	〃	-	US$	13,330	N/A	US$	13,330
	AerCap Ireland Capital Designated Activity Company	-	〃	-	US$	13,278	N/A	US$	13,278
	Enel Finance International N.V.	-	〃	-	US$	13,139	N/A	US$	13,139
	Penske Truck Leasing Co., L.P.	-	〃	-	US$	13,095	N/A	US$	13,095
	Intuit Inc.	-	〃	-	US$	12,686	N/A	US$	12,686
	Pfizer Investment Enterprises Pte. Ltd.	-	〃	-	US$	12,590	N/A	US$	12,590
	Apple Inc.	-	〃	-	US$	12,489	N/A	US$	12,489
	Coöperatieve Rabobank U.A.	-	〃	-	US$	12,434	N/A	US$	12,434
	New York Life Global Funding	-	〃	-	US$	12,343	N/A	US$	12,343
	Santander UK Group Holdings plc	-	〃	-	US$	12,277	N/A	US$	12,277
	NatWest Markets Plc	-	〃	-	US$	11,873	N/A	US$	11,873
	ING Groep N.V.	-	〃	-	US$	11,773	N/A	US$	11,773
	Nordea Bank Abp	-	〃	-	US$	11,677	N/A	US$	11,677

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Mizuho Financial Group, Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	11,665	N/A	US$	11,665
	ASB Bank Limited	-	〃	-	US$	11,504	N/A	US$	11,504
	Northwestern Mutual Global Funding	-	〃	-	US$	11,332	N/A	US$	11,332
	Amazon.com, Inc.	-	〃	-	US$	11,317	N/A	US$	11,317
	ONEOK, Inc.	-	〃	-	US$	11,048	N/A	US$	11,048
	Bank of Montreal	-	〃	-	US$	11,032	N/A	US$	11,032
	NextEra Energy Capital Holdings, Inc.	-	〃	-	US$	10,970	N/A	US$	10,970
	Southern California Edison Company	-	〃	-	US$	10,796	N/A	US$	10,796
	Ryder System, Inc.	-	〃	-	US$	10,588	N/A	US$	10,588
	Verizon Communications Inc.	-	〃	-	US$	10,584	N/A	US$	10,584
	S&P Global Inc.	-	〃	-	US$	10,556	N/A	US$	10,556
	Deutsche Bank AG - New York Branch	-	〃	-	US$	10,454	N/A	US$	10,454
	Equifax Inc.	-	〃	-	US$	10,338	N/A	US$	10,338
	Macquarie Group Limited	-	〃	-	US$	10,206	N/A	US$	10,206
	AT&T Inc.	-	〃	-	US$	9,879	N/A	US$	9,879
	Svenska Handelsbanken AB (publ)	-	〃	-	US$	9,866	N/A	US$	9,866
	John Deere Capital Corporation	-	〃	-	US$	9,776	N/A	US$	9,776
	Truist Financial Corporation	-	〃	-	US$	9,513	N/A	US$	9,513
	Haleon US Capital LLC	-	〃	-	US$	9,332	N/A	US$	9,332
	Roper Technologies, Inc.	-	〃	-	US$	9,177	N/A	US$	9,177
	Exelon Corporation	-	〃	-	US$	9,100	N/A	US$	9,100
	Thermo Fisher Scientific Inc.	-	〃	-	US$	9,049	N/A	US$	9,049
	Florida Power & Light Company	-	〃	-	US$	9,042	N/A	US$	9,042
	RGA Global Funding	-	〃	-	US$	8,977	N/A	US$	8,977
	Merck & Co., Inc.	-	〃	-	US$	8,951	N/A	US$	8,951
	Equinor ASA	-	〃	-	US$	8,866	N/A	US$	8,866
	Honeywell International Inc.	-	〃	-	US$	8,759	N/A	US$	8,759
	The PNC Financial Services Group, Inc.	-	〃	-	US$	8,451	N/A	US$	8,451
	Macquarie Bank Limited	-	〃	-	US$	8,390	N/A	US$	8,390
	Rabobank Nederland - New York Branch	-	〃	-	US$	8,173	N/A	US$	8,173
	Lowe's Companies, Inc.	-	〃	-	US$	8,065	N/A	US$	8,065
	Cox Communications, Inc.	-	〃	-	US$	7,964	N/A	US$	7,964
	TORONTO-DOMINION BANK/THE	-	〃	-	US$	7,955	N/A	US$	7,955
	Constellation Energy Generation, LLC	-	〃	-	US$	7,903	N/A	US$	7,903
	Lockheed Martin Corporation	-	〃	-	US$	7,863	N/A	US$	7,863
	KfW	-	〃	-	US$	7,860	N/A	US$	7,860
	Intel Corporation	-	〃	-	US$	7,820	N/A	US$	7,820
	International Bank for Reconstruction and Development	-	〃	-	US$	7,770	N/A	US$	7,770
	Great-West Lifeco U.S. Finance 2020, Lp	-	〃	-	US$	7,631	N/A	US$	7,631
	RTX Corporation	-	〃	-	US$	7,603	N/A	US$	7,603
	Inter-American Development Bank	-	〃	-	US$	7,511	N/A	US$	7,511
	Suncorp-Metway Limited	-	〃	-	US$	7,453	N/A	US$	7,453
	AstraZeneca Finance LLC	-	〃	-	US$	7,185	N/A	US$	7,185
	Chevron Corporation	-	〃	-	US$	7,032	N/A	US$	7,032
	Daimler Trucks Finance North America LLC	-	〃	-	US$	7,013	N/A	US$	7,013
	The East Ohio Gas Company	-	〃	-	US$	6,978	N/A	US$	6,978
	Philip Morris International Inc.	-	〃	-	US$	6,807	N/A	US$	6,807
	AstraZeneca PLC	-	〃	-	US$	6,798	N/A	US$	6,798
	Fiserv, Inc.	-	〃	-	US$	6,745	N/A	US$	6,745

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Pacific Life Global Funding II	-	Financial assets at fair value through other comprehensive income	-	US$	6,726	N/A	US$	6,726
	UBS AG, London Branch	-	〃	-	US$	6,595	N/A	US$	6,595
	WEC Energy Group, Inc.	-	〃	-	US$	6,555	N/A	US$	6,555
	Met Tower Global Funding	-	〃	-	US$	6,550	N/A	US$	6,550
	Roche Holdings, Inc.	-	〃	-	US$	6,539	N/A	US$	6,539
	MPLX LP	-	〃	-	US$	6,514	N/A	US$	6,514
	Fidelity National Information Services, Inc.	-	〃	-	US$	6,498	N/A	US$	6,498
	The Charles Schwab Corporation	-	〃	-	US$	6,437	N/A	US$	6,437
	NatWest Group plc	-	〃	-	US$	6,360	N/A	US$	6,360
	Ameren Corporation	-	〃	-	US$	6,304	N/A	US$	6,304
	Take-Two Interactive Software, Inc.	-	〃	-	US$	6,237	N/A	US$	6,237
	Eaton Corporation	-	〃	-	US$	6,218	N/A	US$	6,218
	Georgia Power Company	-	〃	-	US$	6,090	N/A	US$	6,090
	Huntington Bancshares Incorporated	-	〃	-	US$	5,985	N/A	US$	5,985
	Elevance Health, Inc.	-	〃	-	US$	5,914	N/A	US$	5,914
	Intercontinental Exchange, Inc.	-	〃	-	US$	5,906	N/A	US$	5,906
	Ameriprise Financial, Inc.	-	〃	-	US$	5,837	N/A	US$	5,837
	National Bank of Canada	-	〃	-	US$	5,783	N/A	US$	5,783
	Fifth Third Bancorp	-	〃	-	US$	5,777	N/A	US$	5,777
	ERAC USA Finance LLC	-	〃	-	US$	5,722	N/A	US$	5,722
	Scentre Group Trust 1	-	〃	-	US$	5,685	N/A	US$	5,685
	Stryker Corporation	-	〃	-	US$	5,630	N/A	US$	5,630
	Medtronic Global Holdings S.C.A.	-	〃	-	US$	5,572	N/A	US$	5,572
	NBN Co Limited	-	〃	-	US$	5,537	N/A	US$	5,537
	WPP Finance 2010	-	〃	-	US$	5,537	N/A	US$	5,537
	Discover Bank (New Castle, Delaware)	-	〃	-	US$	5,440	N/A	US$	5,440
	DNB Bank ASA	-	〃	-	US$	5,421	N/A	US$	5,421
	Comcast Corporation	-	〃	-	US$	5,369	N/A	US$	5,369
	Exxon Mobil Corporation	-	〃	-	US$	5,369	N/A	US$	5,369
	Alabama Power Company	-	〃	-	US$	5,348	N/A	US$	5,348
	Fox Corporation	-	〃	-	US$	5,320	N/A	US$	5,320
	McKesson Corporation	-	〃	-	US$	5,316	N/A	US$	5,316
	Sydney Airport Finance Company Pty Ltd	-	〃	-	US$	5,160	N/A	US$	5,160
	Virginia Electric and Power Company	-	〃	-	US$	5,075	N/A	US$	5,075
	Siemens Financieringsmaatschappij N.V.	-	〃	-	US$	5,063	N/A	US$	5,063
	Southwest Airlines Co.	-	〃	-	US$	5,021	N/A	US$	5,021
	Ventas Realty, Limited Partnership	-	〃	-	US$	5,010	N/A	US$	5,010
	NiSource Inc.	-	〃	-	US$	4,918	N/A	US$	4,918
	CGI Inc.	-	〃	-	US$	4,842	N/A	US$	4,842
	Brookfield Finance Inc.	-	〃	-	US$	4,812	N/A	US$	4,812
	HEICO Corporation	-	〃	-	US$	4,786	N/A	US$	4,786
	ANZ New Zealand (Int'l) Limited	-	〃	-	US$	4,689	N/A	US$	4,689
	Bristol-Myers Squibb Company	-	〃	-	US$	4,604	N/A	US$	4,604
	HP Inc.	-	〃	-	US$	4,603	N/A	US$	4,603
	Nutrien Ltd.	-	〃	-	US$	4,564	N/A	US$	4,564
	Enbridge Inc.	-	〃	-	US$	4,535	N/A	US$	4,535
	CenterPoint Energy, Inc.	-	〃	-	US$	4,505	N/A	US$	4,505
	W. P. Carey Inc.	-	〃	-	US$	4,457	N/A	US$	4,457
	Pioneer Natural Resources Company	-	〃	-	US$	4,455	N/A	US$	4,455

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Otis Worldwide Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	4,442	N/A	US$	4,442
	ITC Holdings Corp.	-	〃	-	US$	4,411	N/A	US$	4,411
	Citizens Bank, National Association	-	〃	-	US$	4,363	N/A	US$	4,363
	Skandinaviska Enskilda Banken AB (publ)	-	〃	-	US$	4,343	N/A	US$	4,343
	State Street Corporation	-	〃	-	US$	4,313	N/A	US$	4,313
	Toyota Motor Credit Corporation	-	〃	-	US$	4,261	N/A	US$	4,261
	Dollar General Corporation	-	〃	-	US$	4,188	N/A	US$	4,188
	Brighthouse Financial Global Funding	-	〃	-	US$	4,132	N/A	US$	4,132
	F&G Global Funding	-	〃	-	US$	4,120	N/A	US$	4,120
	JPMORGAN CHASE & CO	-	〃	-	US$	4,114	N/A	US$	4,114
	Public Service Enterprise Group Incorporated	-	〃	-	US$	4,044	N/A	US$	4,044
	Korea Electric Power Corporation	-	〃	-	US$	4,036	N/A	US$	4,036
	Schlumberger Investment SA	-	〃	-	US$	4,028	N/A	US$	4,028
	AvalonBay Communities, Inc.	-	〃	-	US$	4,006	N/A	US$	4,006
	Element Fleet Management Corp.	-	〃	-	US$	4,004	N/A	US$	4,004
	CNO Global Funding	-	〃	-	US$	3,967	N/A	US$	3,967
	Lincoln National Corporation	-	〃	-	US$	3,948	N/A	US$	3,948
	Monongahela Power Company	-	〃	-	US$	3,946	N/A	US$	3,946
	Public Storage	-	〃	-	US$	3,934	N/A	US$	3,934
	Walmart Inc.	-	〃	-	US$	3,875	N/A	US$	3,875
	Citibank, N.A.	-	〃	-	US$	3,858	N/A	US$	3,858
	Anheuser-Busch Companies, LLC	-	〃	-	US$	3,857	N/A	US$	3,857
	B.A.T. International Finance p.l.c.	-	〃	-	US$	3,792	N/A	US$	3,792
	Fortinet, Inc.	-	〃	-	US$	3,667	N/A	US$	3,667
	Norsk Hydro ASA	-	〃	-	US$	3,666	N/A	US$	3,666
	Appalachian Power Company	-	〃	-	US$	3,661	N/A	US$	3,661
	AutoZone, Inc.	-	〃	-	US$	3,646	N/A	US$	3,646
	Eversource Energy	-	〃	-	US$	3,568	N/A	US$	3,568
	Parker-Hannifin Corporation	-	〃	-	US$	3,565	N/A	US$	3,565
	Jackson National Life Global Funding	-	〃	-	US$	3,563	N/A	US$	3,563
	The Israel Electric Corporation Ltd	-	〃	-	US$	3,554	N/A	US$	3,554
	GA Global Funding Trust	-	〃	-	US$	3,552	N/A	US$	3,552
	CenterPoint Energy Resources Corp.	-	〃	-	US$	3,539	N/A	US$	3,539
	Baxter International Inc.	-	〃	-	US$	3,486	N/A	US$	3,486
	Kimco Realty Corporation	-	〃	-	US$	3,468	N/A	US$	3,468
	Advocate Health & Hospitals Corporation	-	〃	-	US$	3,444	N/A	US$	3,444
	Meta Platforms, Inc.	-	〃	-	US$	3,430	N/A	US$	3,430
	Sempra	-	〃	-	US$	3,429	N/A	US$	3,429
	BorgWarner Inc.	-	〃	-	US$	3,426	N/A	US$	3,426
	Morgan Stanley Bank, N.A.	-	〃	-	US$	3,416	N/A	US$	3,416
	B.A.T Capital Corporation	-	〃	-	US$	3,325	N/A	US$	3,325
	Highmark Inc.	-	〃	-	US$	3,283	N/A	US$	3,283
	Pfizer Inc.	-	〃	-	US$	3,281	N/A	US$	3,281
	Realty Income Corporation	-	〃	-	US$	3,271	N/A	US$	3,271
	Ross Stores, Inc.	-	〃	-	US$	3,267	N/A	US$	3,267
	Republic Services, Inc.	-	〃	-	US$	3,212	N/A	US$	3,212
	Verisk Analytics, Inc.	-	〃	-	US$	3,191	N/A	US$	3,191
	Truist Bank	-	〃	-	US$	3,173	N/A	US$	3,173
	Corebridge Financial, Inc.	-	〃	-	US$	3,120	N/A	US$	3,120

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Lundin Energy Finance BV	-	Financial assets at fair value through other comprehensive income	-	US$	3,099	N/A	US$	3,099
	Wells Fargo Bank, National Association	-	〃	-	US$	3,098	N/A	US$	3,098
	Atmos Energy Corporation	-	〃	-	US$	3,068	N/A	US$	3,068
	EIDP, Inc.	-	〃	-	US$	3,059	N/A	US$	3,059
	Mutual Of Omaha Companies Global Funding	-	〃	-	US$	3,057	N/A	US$	3,057
	Nestlé Holdings, Inc.	-	〃	-	US$	3,040	N/A	US$	3,040
	CMS Energy Corporation	-	〃	-	US$	3,017	N/A	US$	3,017
	Johnson & Johnson	-	〃	-	US$	3,015	N/A	US$	3,015
	CNA Financial Corporation	-	〃	-	US$	2,978	N/A	US$	2,978
	Prologis, L.P.	-	〃	-	US$	2,974	N/A	US$	2,974
	Southern California Gas Company	-	〃	-	US$	2,929	N/A	US$	2,929
	Rio Tinto Finance (USA) Limited	-	〃	-	US$	2,900	N/A	US$	2,900
	Xcel Energy Inc.	-	〃	-	US$	2,894	N/A	US$	2,894
	Canadian Imperial Bank of Commerce	-	〃	-	US$	2,891	N/A	US$	2,891
	BHP Billiton Finance (USA) Limited	-	〃	-	US$	2,865	N/A	US$	2,865
	Diageo Capital plc	-	〃	-	US$	2,847	N/A	US$	2,847
	Novartis Capital Corporation	-	〃	-	US$	2,810	N/A	US$	2,810
	Baxalta Incorporated	-	〃	-	US$	2,750	N/A	US$	2,750
	Dominion Energy, Inc.	-	〃	-	US$	2,746	N/A	US$	2,746
	7-Eleven, Inc.	-	〃	-	US$	2,737	N/A	US$	2,737
	Oncor Electric Delivery Company LLC	-	〃	-	US$	2,716	N/A	US$	2,716
	Simon Property Group, L.P.	-	〃	-	US$	2,692	N/A	US$	2,692
	Weyerhaeuser Company	-	〃	-	US$	2,687	N/A	US$	2,687
	National Australia Bank Limited, New York Branch	-	〃	-	US$	2,647	N/A	US$	2,647
	Eastern Energy Gas Holdings, LLC	-	〃	-	US$	2,643	N/A	US$	2,643
	Chevron Phillips Chemical Company LLC	-	〃	-	US$	2,636	N/A	US$	2,636
	O'Reilly Automotive, Inc.	-	〃	-	US$	2,610	N/A	US$	2,610
	The Estée Lauder Companies Inc.	-	〃	-	US$	2,609	N/A	US$	2,609
	Masco Corporation	-	〃	-	US$	2,601	N/A	US$	2,601
	The Southern Company	-	〃	-	US$	2,575	N/A	US$	2,575
	Avangrid, Inc.	-	〃	-	US$	2,574	N/A	US$	2,574
	Bank of New Zealand	-	〃	-	US$	2,563	N/A	US$	2,563
	Air Products and Chemicals, Inc.	-	〃	-	US$	2,531	N/A	US$	2,531
	Nuveen Finance, LLC	-	〃	-	US$	2,460	N/A	US$	2,460
	Coca-Cola Europacific Partners PLC	-	〃	-	US$	2,433	N/A	US$	2,433
	American Electric Power Company, Inc.	-	〃	-	US$	2,431	N/A	US$	2,431
	Entergy Texas, Inc.	-	〃	-	US$	2,427	N/A	US$	2,427
	Workday, Inc.	-	〃	-	US$	2,406	N/A	US$	2,406
	CRH America, Inc.	-	〃	-	US$	2,400	N/A	US$	2,400
	Swedbank AB (publ)	-	〃	-	US$	2,399	N/A	US$	2,399
	Air Lease Corporation	-	〃	-	US$	2,360	N/A	US$	2,360
	Chevron U.S.A. Inc.	-	〃	-	US$	2,349	N/A	US$	2,349
	Westpac Banking Corporation	-	〃	-	US$	2,346	N/A	US$	2,346
	Texas Instruments Incorporated	-	〃	-	US$	2,344	N/A	US$	2,344
	Yara International ASA	-	〃	-	US$	2,316	N/A	US$	2,316
	Magellan Midstream Partners, L.P.	-	〃	-	US$	2,314	N/A	US$	2,314
	GE HealthCare Technologies Inc.	-	〃	-	US$	2,277	N/A	US$	2,277
	Empower Finance 2020, LP	-	〃	-	US$	2,268	N/A	US$	2,268
	Cardinal Health, Inc.	-	〃	-	US$	2,266	N/A	US$	2,266

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	ONE Gas, Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	2,265	N/A	US$	2,265
	Mitsubishi HC Capital Inc.	-	〃	-	US$	2,249	N/A	US$	2,249
	Alliant Energy Finance, LLC	-	〃	-	US$	2,230	N/A	US$	2,230
	The Western Union Company	-	〃	-	US$	2,187	N/A	US$	2,187
	Georgia-Pacific LLC	-	〃	-	US$	2,160	N/A	US$	2,160
	Health Care Service Corporation, a Mutual Legal Reserve Company	-	〃	-	US$	2,130	N/A	US$	2,130
	American Honda Finance Corporation	-	〃	-	US$	2,087	N/A	US$	2,087
	Phillips 66	-	〃	-	US$	2,057	N/A	US$	2,057
	Bank of America, National Association	-	〃	-	US$	2,036	N/A	US$	2,036
	Pricoa Global Funding I	-	〃	-	US$	2,019	N/A	US$	2,019
	KODIT Global 2023-1 Co., Ltd.	-	〃	-	US$	1,996	N/A	US$	1,996
	Public Service Electric and Gas Company	-	〃	-	US$	1,986	N/A	US$	1,986
	Mead Johnson Nutrition Company	-	〃	-	US$	1,973	N/A	US$	1,973
	Magna International Inc.	-	〃	-	US$	1,967	N/A	US$	1,967
	UBS Group Funding (Jersey) Ltd.	-	〃	-	US$	1,951	N/A	US$	1,951
	Tucson Electric Power Company	-	〃	-	US$	1,948	N/A	US$	1,948
	Olympus Corporation	-	〃	-	US$	1,943	N/A	US$	1,943
	Welltower Inc.	-	〃	-	US$	1,930	N/A	US$	1,930
	Gulf Power Company	-	〃	-	US$	1,916	N/A	US$	1,916
	CSX Corporation	-	〃	-	US$	1,911	N/A	US$	1,911
	Shinhan Financial Group Co., Ltd.	-	〃	-	US$	1,856	N/A	US$	1,856
	Mitsubishi Corporation	-	〃	-	US$	1,823	N/A	US$	1,823
	Sprint Spectrum Co Llc	-	〃	-	US$	1,812	N/A	US$	1,812
	NBK SPC Limited	-	〃	-	US$	1,809	N/A	US$	1,809
	Berkshire Hathaway Energy Company	-	〃	-	US$	1,792	N/A	US$	1,792
	CenterPoint Energy Houston Electric, LLC	-	〃	-	US$	1,785	N/A	US$	1,785
	Mondelez International, Inc.	-	〃	-	US$	1,759	N/A	US$	1,759
	Kentucky Utilities Company	-	〃	-	US$	1,750	N/A	US$	1,750
	SMBC Aviation Capital Finance DAC	-	〃	-	US$	1,747	N/A	US$	1,747
	USAA Capital Corp.	-	〃	-	US$	1,747	N/A	US$	1,747
	Evergy Kansas Central, Inc.	-	〃	-	US$	1,692	N/A	US$	1,692
	DTE Energy Company	-	〃	-	US$	1,685	N/A	US$	1,685
	University of California	-	〃	-	US$	1,631	N/A	US$	1,631
	CSL Finance plc	-	〃	-	US$	1,601	N/A	US$	1,601
	Gulfstream Natural Gas System, L.L.C.	-	〃	-	US$	1,598	N/A	US$	1,598
	eBay Inc.	-	〃	-	US$	1,594	N/A	US$	1,594
	Emerson Electric Co.	-	〃	-	US$	1,576	N/A	US$	1,576
	International Business Machines Corporation	-	〃	-	US$	1,570	N/A	US$	1,570
	Burlington Northern Santa Fe, LLC	-	〃	-	US$	1,566	N/A	US$	1,566
	Glencore Funding LLC	-	〃	-	US$	1,556	N/A	US$	1,556
	Jefferies Financial Group Inc.	-	〃	-	US$	1,543	N/A	US$	1,543
	Duke Energy Corporation	-	〃	-	US$	1,538	N/A	US$	1,538
	T-Mobile USA, Inc.	-	〃	-	US$	1,526	N/A	US$	1,526
	Zoetis Inc.	-	〃	-	US$	1,517	N/A	US$	1,517
	APA Infrastructure Limited	-	〃	-	US$	1,511	N/A	US$	1,511
	Kinder Morgan, Inc.	-	〃	-	US$	1,510	N/A	US$	1,510
	Phillips 66 Company	-	〃	-	US$	1,495	N/A	US$	1,495
	American International Group, Inc.	-	〃	-	US$	1,479	N/A	US$	1,479

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Essex Portfolio, L.P.	-	Financial assets at fair value through other comprehensive income	-	US$	1,477	N/A	US$	1,477
	Microchip Technology Incorporated	-	〃	-	US$	1,477	N/A	US$	1,477
	Amcor Flexibles North America Inc.	-	〃	-	US$	1,473	N/A	US$	1,473
	Wipro IT Services LLC	-	〃	-	US$	1,471	N/A	US$	1,471
	NSTAR Electric Company	-	〃	-	US$	1,455	N/A	US$	1,455
	Duke Energy Florida, LLC	-	〃	-	US$	1,448	N/A	US$	1,448
	National Rural Utilities Cooperative Finance Corporation	-	〃	-	US$	1,445	N/A	US$	1,445
	Alimentation Couche-Tard Inc.	-	〃	-	US$	1,442	N/A	US$	1,442
	The Cigna Group	-	〃	-	US$	1,340	N/A	US$	1,340
	Eastern Gas Transmission and Storage, Inc.	-	〃	-	US$	1,319	N/A	US$	1,319
	Caterpillar Financial Services Corporation	-	〃	-	US$	1,300	N/A	US$	1,300
	The Williams Companies, Inc.	-	〃	-	US$	1,259	N/A	US$	1,259
	Andrew W. Mellon Foundation, The	-	〃	-	US$	1,247	N/A	US$	1,247
	Union Pacific Corporation	-	〃	-	US$	1,227	N/A	US$	1,227
	Ecolab Inc.	-	〃	-	US$	1,205	N/A	US$	1,205
	Sysco Corporation	-	〃	-	US$	1,198	N/A	US$	1,198
	Mondelez International Holdings Netherlands B.V.	-	〃	-	US$	1,115	N/A	US$	1,115
	Ferguson Finance PLC	-	〃	-	US$	1,113	N/A	US$	1,113
	Reliance Standard Life Global Funding II	-	〃	-	US$	1,112	N/A	US$	1,112
	Nucor Corporation	-	〃	-	US$	1,072	N/A	US$	1,072
	AIB Group plc	-	〃	-	US$	1,065	N/A	US$	1,065
	Enterprise Products Operating LLC	-	〃	-	US$	1,034	N/A	US$	1,034
	Lennox International Inc.	-	〃	-	US$	1,026	N/A	US$	1,026
	New York State Electric & Gas Corporation	-	〃	-	US$	1,026	N/A	US$	1,026
	Sabine Pass Liquefaction, LLC	-	〃	-	US$	1,018	N/A	US$	1,018
	Scottish Power Limited	-	〃	-	US$	1,004	N/A	US$	1,004
	Suntory Holdings Limited	-	〃	-	US$	973	N/A	US$	973
	Canadian Pacific Railway Company	-	〃	-	US$	959	N/A	US$	959
	AIA Group Limited	-	〃	-	US$	956	N/A	US$	956
	LYB Finance Company B.V.	-	〃	-	US$	942	N/A	US$	942
	Piedmont Natural Gas Company, Inc.	-	〃	-	US$	932	N/A	US$	932
	Juniper Networks, Inc.	-	〃	-	US$	926	N/A	US$	926
	Lennar Corporation	-	〃	-	US$	923	N/A	US$	923
	Amcor Finance (USA), Inc.	-	〃	-	US$	917	N/A	US$	917
	BAE Systems Finance Inc.	-	〃	-	US$	917	N/A	US$	917
	The Interpublic Group of Companies, Inc.	-	〃	-	US$	916	N/A	US$	916
	AEP Texas Inc.	-	〃	-	US$	914	N/A	US$	914
	Assurant, Inc.	-	〃	-	US$	914	N/A	US$	914
	Unilever Capital Corporation	-	〃	-	US$	890	N/A	US$	890
	Reynolds American Inc.	-	〃	-	US$	889	N/A	US$	889
	County of Palm Beach, Florida	-	〃	-	US$	825	N/A	US$	825
	TransCanada PipeLines Limited	-	〃	-	US$	819	N/A	US$	819
	CubeSmart, L.P.	-	〃	-	US$	784	N/A	US$	784
	Southwest Gas Corporation	-	〃	-	US$	771	N/A	US$	771
	Zimmer Biomet Holdings, Inc.	-	〃	-	US$	771	N/A	US$	771
	BP Capital Markets America, Inc.	-	〃	-	US$	770	N/A	US$	770
	Niagara Mohawk Power Corporation	-	〃	-	US$	761	N/A	US$	761
	Veralto Corporation	-	〃	-	US$	759	N/A	US$	759
	The Brooklyn Union Gas Company	-	〃	-	US$	755	N/A	US$	755

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Mars, Incorporated	-	Financial assets at fair value through other comprehensive income	-	US$	754	N/A	US$	754
	Manufacturers and Traders Trust Company	-	〃	-	US$	751	N/A	US$	751
	Consolidated Edison Company of New York, Inc.	-	〃	-	US$	750	N/A	US$	750
	Oklahoma Gas and Electric Company	-	〃	-	US$	749	N/A	US$	749
	Voya Financial, Inc.	-	〃	-	US$	749	N/A	US$	749
	Marsh & McLennan Companies, Inc.	-	〃	-	US$	747	N/A	US$	747
	TELUS Corporation	-	〃	-	US$	745	N/A	US$	745
	Waste Management, Inc.	-	〃	-	US$	744	N/A	US$	744
	Visa Inc.	-	〃	-	US$	739	N/A	US$	739
	PACCAR Financial Corp.	-	〃	-	US$	738	N/A	US$	738
	Sky Limited	-	〃	-	US$	691	N/A	US$	691
	Hyundai Capital Services, Inc.	-	〃	-	US$	689	N/A	US$	689
	The Allstate Corporation	-	〃	-	US$	675	N/A	US$	675
	QNB Finance Ltd.	-	〃	-	US$	673	N/A	US$	673
	Sodexo, Inc.	-	〃	-	US$	672	N/A	US$	672
	Automatic Data Processing, Inc.	-	〃	-	US$	649	N/A	US$	649
	L3Harris Technologies, Inc.	-	〃	-	US$	617	N/A	US$	617
	Southern Power Company	-	〃	-	US$	612	N/A	US$	612
	Burlington Resources Inc.	-	〃	-	US$	600	N/A	US$	600
	Starbucks Corporation	-	〃	-	US$	594	N/A	US$	594
	Florida Hurricane Catastrophe Fund Finance Corporation	-	〃	-	US$	593	N/A	US$	593
	Infor, Inc.	-	〃	-	US$	589	N/A	US$	589
	Columbia Pipelines Holding Company, LLC	-	〃	-	US$	566	N/A	US$	566
	American Water Capital Corp.	-	〃	-	US$	562	N/A	US$	562
	Columbia Pipelines Operating Co. LLC	-	〃	-	US$	538	N/A	US$	538
	Shell International Finance B.V.	-	〃	-	US$	536	N/A	US$	536
	Arizona Public Service Company	-	〃	-	US$	520	N/A	US$	520
	State of Hawaii	-	〃	-	US$	515	N/A	US$	515
	Intesa Sanpaolo S.p.A.	-	〃	-	US$	512	N/A	US$	512
	ConocoPhillips Company	-	〃	-	US$	510	N/A	US$	510
	Mississippi Power Company	-	〃	-	US$	510	N/A	US$	510
	MassMutual Global Funding II	-	〃	-	US$	506	N/A	US$	506
	Westpac New Zealand Limited	-	〃	-	US$	499	N/A	US$	499
	Deutsche Telekom International Finance B.V.	-	〃	-	US$	496	N/A	US$	496
	Haleon UK Capital plc	-	〃	-	US$	488	N/A	US$	488
	Commonwealth Bank of Australia	-	〃	-	US$	487	N/A	US$	487
	Trane Technologies Luxembourg Finance S.A.	-	〃	-	US$	486	N/A	US$	486
	Genuine Parts Company	-	〃	-	US$	480	N/A	US$	480
	Altria Group, Inc.	-	〃	-	US$	477	N/A	US$	477
	McCormick & Company, Incorporated	-	〃	-	US$	477	N/A	US$	477
	DENSO Corporation	-	〃	-	US$	453	N/A	US$	453
	Brazos Higher Education Authority Inc	-	〃	-	US$	444	N/A	US$	444
	Pernod Ricard International Finance LLC	-	〃	-	US$	435	N/A	US$	435
	Aker BP ASA	-	〃	-	US$	433	N/A	US$	433
	The Home Depot, Inc.	-	〃	-	US$	416	N/A	US$	416
	Target Corporation	-	〃	-	US$	412	N/A	US$	412
	National Australia Bank Limited	-	〃	-	US$	410	N/A	US$	410
	Entergy Corporation	-	〃	-	US$	395	N/A	US$	395
	GlaxoSmithKline Capital Inc.	-	〃	-	US$	394	N/A	US$	394

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Aflac Incorporated	-	Financial assets at fair value through other comprehensive income	-	US$	392	N/A	US$	392
	Gilead Sciences, Inc.	-	〃	-	US$	391	N/A	US$	391
	University of Massachusetts Building Authority	-	〃	-	US$	388	N/A	US$	388
	Banco del Estado de Chile	-	〃	-	US$	386	N/A	US$	386
	Sierra Pacific Power Company	-	〃	-	US$	381	N/A	US$	381
	PepsiCo, Inc.	-	〃	-	US$	364	N/A	US$	364
	The Norinchukin Bank	-	〃	-	US$	362	N/A	US$	362
	Cargill, Incorporated	-	〃	-	US$	359	N/A	US$	359
	Mid-America Apartments, L.P.	-	〃	-	US$	308	N/A	US$	308
	Electricité de France S.A.	-	〃	-	US$	304	N/A	US$	304
	Consumers Energy Company	-	〃	-	US$	302	N/A	US$	302
	Aptiv PLC	-	〃	-	US$	290	N/A	US$	290
	National Grid plc	-	〃	-	US$	289	N/A	US$	289
	Nordson Corporation	-	〃	-	US$	286	N/A	US$	286
	QatarEnergy	-	〃	-	US$	275	N/A	US$	275
	Marriott International, Inc.	-	〃	-	US$	271	N/A	US$	271
	KBC Group NV	-	〃	-	US$	239	N/A	US$	239
	Pennsylvania Electric Company	-	〃	-	US$	235	N/A	US$	235
	Humana Inc.	-	〃	-	US$	214	N/A	US$	214
	Hoover Alabama Board Of Education	-	〃	-	US$	104	N/A	US$	104
	Beth Israel Deaconess Medical Center, Inc.	-	〃	-	US$	88	N/A	US$	88
	Metropolitan Edison Company	-	〃	-	US$	81	N/A	US$	81
	County of Pima, Arizona	-	〃	-	US$	79	N/A	US$	79
	State of Wisconsin	-	〃	-	US$	64	N/A	US$	64
	Aon Corporation	-	〃	-	US$	52	N/A	US$	52
	County of Nueces, Texas	-	〃	-	US$	25	N/A	US$	25
	Bank of America Corporation	-	Financial assets at amortized cost	-	US$	799,449	N/A	US$	800,590
	Wells Fargo & Company	-	〃	-	US$	619,830	N/A	US$	626,602
	Morgan Stanley	-	〃	-	US$	566,880	N/A	US$	570,092
	The Goldman Sachs Group, Inc.	-	〃	-	US$	432,811	N/A	US$	418,343
	JPMorgan Chase & Co.	-	〃	-	US$	391,868	N/A	US$	394,331
	Citigroup Inc.	-	〃	-	US$	251,481	N/A	US$	252,491
	Citigroup Global Markets Inc.	-	〃	-	US$	149,951	N/A	US$	149,628
	Citigroup Global Markets Holdings Inc.	-	〃	-	US$	99,968	N/A	US$	99,424
	Goldman Sachs Finance Corp International Ltd	-	〃	-	US$	99,905	N/A	US$	99,281
	Citigroup	-	〃	-	US$	19,981	N/A	US$	20,156
	Nationwide Building Society	-	〃	-	US$	10,338	N/A	US$	10,153
	Daimler Trucks Finance North America LLC	-	〃	-	US$	9,685	N/A	US$	9,633
	Great-West Lifeco U.S. Finance 2020, Lp	-	〃	-	US$	9,550	N/A	US$	9,419
	Mizuho Financial Group, Inc.	-	〃	-	US$	9,446	N/A	US$	9,562
	BNP Paribas SA	-	〃	-	US$	9,265	N/A	US$	9,233
	Fédération des caisses Desjardins du Québec	-	〃	-	US$	9,185	N/A	US$	9,088
	UBS Group AG	-	〃	-	US$	9,172	N/A	US$	9,095
	Nomura Holdings, Inc.	-	〃	-	US$	9,155	N/A	US$	9,031
	NongHyup Bank	-	〃	-	US$	8,839	N/A	US$	8,799
	Banque Fédérative du Crédit Mutuel	-	〃	-	US$	8,435	N/A	US$	8,442
	Canadian Imperial Bank of Commerce	-	〃	-	US$	8,417	N/A	US$	8,360
	Banco Santander, S.A.	-	〃	-	US$	8,301	N/A	US$	8,251
	Ventas Realty, Limited Partnership	-	〃	-	US$	8,279	N/A	US$	8,206

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Enel Finance International N.V.	-	Financial assets at amortized cost	-	US$	8,250	N/A	US$	8,188
	Protective Life Global Funding	-	〃	-	US$	7,983	N/A	US$	7,896
	CRH America, Inc.	-	〃	-	US$	7,954	N/A	US$	7,849
	Mercedes-Benz Finance North America LLC	-	〃	-	US$	7,916	N/A	US$	7,894
	BPCE SA	-	〃	-	US$	7,874	N/A	US$	7,794
	Sydney Airport Finance Company Pty Ltd	-	〃	-	US$	7,727	N/A	US$	7,672
	Sumitomo Mitsui Financial Group, Inc.	-	〃	-	US$	7,538	N/A	US$	7,515
	AIG Global Funding	-	〃	-	US$	7,480	N/A	US$	7,421
	Banco Bilbao Vizcaya Argentaria, S.A.	-	〃	-	US$	7,042	N/A	US$	7,006
	Southern California Edison Company	-	〃	-	US$	5,913	N/A	US$	5,924
	NatWest Markets Plc	-	〃	-	US$	5,515	N/A	US$	5,483
	F&G Global Funding	-	〃	-	US$	5,511	N/A	US$	5,440
	ING Groep N.V.	-	〃	-	US$	5,244	N/A	US$	5,307
	Athene Global Funding	-	〃	-	US$	5,122	N/A	US$	5,032
	Hyundai Capital Services, Inc.	-	〃	-	US$	5,007	N/A	US$	4,964
	Svenska Handelsbanken AB (publ)	-	〃	-	US$	4,723	N/A	US$	4,755
	QNB Finance Ltd.	-	〃	-	US$	4,421	N/A	US$	4,423
	Sumitomo Mitsui Trust Bank, Limited	-	〃	-	US$	4,165	N/A	US$	4,120
	Lloyds Banking Group plc	-	〃	-	US$	3,979	N/A	US$	3,949
	Deutsche Bank AG - New York Branch	-	〃	-	US$	3,974	N/A	US$	3,944
	Volkswagen Group of America Finance, LLC	-	〃	-	US$	3,853	N/A	US$	3,803
	Mitsubishi UFJ Financial Group, Inc.	-	〃	-	US$	3,747	N/A	US$	3,725
	Jackson National Life Global Funding	-	〃	-	US$	3,345	N/A	US$	3,276
	ANZ New Zealand (Int'l) Limited	-	〃	-	US$	3,251	N/A	US$	3,216
	Scottish Power Limited	-	〃	-	US$	3,188	N/A	US$	3,197
	Spectra Energy Partners, LP	-	〃	-	US$	2,851	N/A	US$	2,812
	National Bank of Canada	-	〃	-	US$	2,091	N/A	US$	2,088
	Georgia-Pacific LLC	-	〃	-	US$	1,254	N/A	US$	1,253
	GA Global Funding Trust	-	〃	-	US$	1,174	N/A	US$	1,175
	Reliance Standard Life Global Funding II	-	〃	-	US$	1,083	N/A	US$	1,075
	Barclays Bank PLC	-	〃	-	US$	745	N/A	US$	744
	AIA Group Limited	-	〃	-	US$	585	N/A	US$	587

	Agency mortgage-backed securities
	FEDERAL NATIONAL MORTGAGE ASSOCIATION	-	Financial assets at fair value through other comprehensive income	-	US$	658,944	N/A	US$	658,944
	Federal Home Loan Mortgage Corporation	-	〃	-	US$	350,328	N/A	US$	350,328
	Government National Mortgage Association	-	〃	-	US$	225,310	N/A	US$	225,310

	Government bond/Agency bonds
	United States Department of The Treasury	-	Financial assets at fair value through other comprehensive income	-	US$	718,479	N/A	US$	718,479
	Federal Home Loan Mortgage Corporation	-	〃	-	US$	6,995	N/A	US$	6,995
	FEDERAL NATIONAL MORTGAGE ASSOCIATION	-	〃	-	US$	1,065	N/A	US$	1,065
	Federal Home Loan Banks	-	Financial assets at amortized cost	-	US$	225,000	N/A	US$	224,645
	Federal Home Loan Mortgage Corporation	-	〃	-	US$	135,000	N/A	US$	134,845
	United States Department of The Treasury	-	〃	-	US$	88,940	N/A	US$	89,501

	Asset-backed securities
	Wells Fargo Commercial Mortgage Trust 2016-Bnk1	-	Financial assets at fair value through other comprehensive income	-	US$	9,941	N/A	US$	9,941
	JPMBB Commercial Mortgage Securities Trust 2014-C24	-	〃	-	US$	9,818	N/A	US$	9,818

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Toyota Auto Receivables 2022-B Owner Trust	-	Financial assets at fair value through other comprehensive income	-	US$	9,665	N/A	US$	9,665
	Gm Financial Consumer Automobile Receivables Trust 2023-3	-	〃	-	US$	9,033	N/A	US$	9,033
	Ford Credit Auto Owner Trust 2021-Rev2	-	〃	-	US$	7,674	N/A	US$	7,674
	Hyundai Auto Receivables Trust 2021-C	-	〃	-	US$	7,388	N/A	US$	7,388
	Toyota Auto Loan Extended Note Trust 2023-1	-	〃	-	US$	7,351	N/A	US$	7,351
	Citigroup Commercial Mortgage Trust 2015-GC33	-	〃	-	US$	7,069	N/A	US$	7,069
	Ford Credit Auto Owner Trust 2020-REV2	-	〃	-	US$	6,861	N/A	US$	6,861
	Hyundai Auto Receivables Trust 2023-B	-	〃	-	US$	6,280	N/A	US$	6,280
	BBCMS Mortgage Trust 2020-C8	-	〃	-	US$	6,135	N/A	US$	6,135
	Morgan Stanley Bank America Merrill Lynch Trust 2016-C30	-	〃	-	US$	6,131	N/A	US$	6,131
	Honda Auto Receivables 2023-2 Owner Trust	-	〃	-	US$	6,028	N/A	US$	6,028
	Morgan Stanley Capital I Trust 2021-L6	-	〃	-	US$	5,902	N/A	US$	5,902
	Bank 2020-BNK26	-	〃	-	US$	5,840	N/A	US$	5,840
	Hudson Yards 2016-10HY Mortgage Trust	-	〃	-	US$	5,805	N/A	US$	5,805
	Benchmark 2019-B11 Mortgage Trust	-	〃	-	US$	5,699	N/A	US$	5,699
	Citigroup Commercial Mortgage Trust 2021-PRM2	-	〃	-	US$	5,502	N/A	US$	5,502
	Bank 2021-bnk33	-	〃	-	US$	5,496	N/A	US$	5,496
	Benchmark 2019-B12 Mortgage Trust	-	〃	-	US$	5,351	N/A	US$	5,351
	Bank 2023-BNK46	-	〃	-	US$	5,244	N/A	US$	5,244
	Benchmark 2023-B39 Mortgage Trust	-	〃	-	US$	5,208	N/A	US$	5,208
	MSWF Commercial Mortgage Trust 2023-1	-	〃	-	US$	5,172	N/A	US$	5,172
	BBCMS 2018-Tall Mortgage Trust	-	〃	-	US$	5,101	N/A	US$	5,101
	Wells Fargo Commercial Mortgage Trust 2016-C35	-	〃	-	US$	5,027	N/A	US$	5,027
	Wells Fargo Commercial Mortgage Trust 2021-C59	-	〃	-	US$	4,815	N/A	US$	4,815
	CSAIL 2018-CX11	-	〃	-	US$	4,777	N/A	US$	4,777
	Bank 2017-Bnk6	-	〃	-	US$	4,772	N/A	US$	4,772
	Morgan Stanley Capital I Trust 2016 - BNK2 Fund	-	〃	-	US$	4,676	N/A	US$	4,676
	GM Financial Revolving Receivables Trust 2021-1	-	〃	-	US$	4,526	N/A	US$	4,526
	Bank 2017-BNK9	-	〃	-	US$	4,162	N/A	US$	4,162
	Benchmark 2023-V3 Mortgage Trust	-	〃	-	US$	4,119	N/A	US$	4,119
	Bank 2017 - BNK7	-	〃	-	US$	4,063	N/A	US$	4,063
	MRCD 2019-Prkc Mortgage Trust	-	〃	-	US$	4,025	N/A	US$	4,025
	Msbam 2016-C29	-	〃	-	US$	4,010	N/A	US$	4,010
	Five 2023-V1 Mortgage Trust	-	〃	-	US$	4,002	N/A	US$	4,002
	Citigroup Commercial Mortgage Trust 2014-GC21	-	〃	-	US$	3,779	N/A	US$	3,779
	JPMCC 2017-JP7	-	〃	-	US$	3,738	N/A	US$	3,738
	Bmw Vehicle Owner Trust 2023-A	-	〃	-	US$	3,636	N/A	US$	3,636
	Citigroup Commercial Mortgage Trust 2019-Gc43	-	〃	-	US$	3,214	N/A	US$	3,214
	BANK 2017-BNK5	-	〃	-	US$	3,132	N/A	US$	3,132
	Honda Auto Receivables 2021 - 4 Owner Trust	-	〃	-	US$	3,081	N/A	US$	3,081
	Bank 2019-Bnk22	-	〃	-	US$	3,057	N/A	US$	3,057
	Msbam 2016-C31	-	〃	-	US$	3,023	N/A	US$	3,023
	Commerce 2015-CCRE24 Mortgage Trust	-	〃	-	US$	2,991	N/A	US$	2,991
	WFRBS Commercial Mortgage Trust 2014-C25	-	〃	-	US$	2,932	N/A	US$	2,932
	Bmo 2023-C5 Mortgage Trust	-	〃	-	US$	2,806	N/A	US$	2,806
	Sreit Commercial Mortgage Trust 2021-Mfp	-	〃	-	US$	2,729	N/A	US$	2,729
	Benchmark 2019-B15 Mortgage Trust	-	〃	-	US$	2,574	N/A	US$	2,574
	DCENT_23-2	-	〃	-	US$	2,521	N/A	US$	2,521
	Toyota Auto Receivables 2023-C Owner Trust	-	〃	-	US$	2,519	N/A	US$	2,519

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Benchmark 2018-B3 Commercial Mortgage Trust	-	Financial assets at fair value through other comprehensive income	-	US$	2,462	N/A	US$	2,462
	Ford Credit Auto Owner Trust 2020-Rev1	-	〃	-	US$	2,415	N/A	US$	2,415
	JPMDB 2017-C7	-	〃	-	US$	2,415	N/A	US$	2,415
	GS Mortgage Securities Trust 2015-GC32	-	〃	-	US$	2,368	N/A	US$	2,368
	Citigroup Commercial Mortgage Trust 2016-C1	-	〃	-	US$	2,304	N/A	US$	2,304
	Citigroup Commercial Mortgage Trust 2015-P1	-	〃	-	US$	2,174	N/A	US$	2,174
	Wells Fargo Commercial Mortgage Trust 2020-C55	-	〃	-	US$	2,110	N/A	US$	2,110
	Citigroup Commercial Mortgage Trust 2015-GC27	-	〃	-	US$	2,107	N/A	US$	2,107
	Mhc Commercial Mortgage Trust 2021-Mhc	-	〃	-	US$	2,090	N/A	US$	2,090
	Ford Credit Auto Owner Trust 2023-A	-	〃	-	US$	1,992	N/A	US$	1,992
	Benchmark 2018-B4 Mortgage Trust	-	〃	-	US$	1,930	N/A	US$	1,930
	Morgan Stanley Capital I Trust	-	〃	-	US$	1,844	N/A	US$	1,844
	Dolp Trust 2021-NYC	-	〃	-	US$	1,821	N/A	US$	1,821
	CGCMT 2017-P8 Mortgage Trust	-	〃	-	US$	1,630	N/A	US$	1,630
	Wells Fargo Commercial Mortgage Trust 2015-C30	-	〃	-	US$	1,574	N/A	US$	1,574
	JPMBB Commercial Mortgage Securities Trust 2015-C27	-	〃	-	US$	1,527	N/A	US$	1,527
	Hyundai Auto Receivables Trust 2022-A	-	〃	-	US$	1,524	N/A	US$	1,524
	Honda Auto Receivables 2023-1 Owner Trust	-	〃	-	US$	1,518	N/A	US$	1,518
	UBS Commercial Mortgage Trust 2018-C11	-	〃	-	US$	1,495	N/A	US$	1,495
	COMM 2020-CBM Mortgage Trust	-	〃	-	US$	1,476	N/A	US$	1,476
	Morgan Stanley Capital I Trust 2021-L5	-	〃	-	US$	1,369	N/A	US$	1,369
	Wells Fargo Commercial Mortgage Trust 2018-C44	-	〃	-	US$	1,305	N/A	US$	1,305
	Wells Fargo Commercial Mortgage Trust 2015-C29	-	〃	-	US$	1,243	N/A	US$	1,243
	Ford Credit Auto Owner Trust 2022-C	-	〃	-	US$	1,242	N/A	US$	1,242
	Bank 2019-Bnk17	-	〃	-	US$	1,237	N/A	US$	1,237
	GM Financial Consumer Automobile Receivables Trust 2023-1	-	〃	-	US$	1,219	N/A	US$	1,219
	FORD CREDIT AUTO OWNER TRUST 2023-REV2	-	〃	-	US$	1,124	N/A	US$	1,124
	American Express Credit Account Master Trust	-	〃	-	US$	1,016	N/A	US$	1,016
	Morgan Stanley Capital I Trust 2015 - UBS8	-	〃	-	US$	962	N/A	US$	962
	Wells Fargo Commercial Mortgage Trust 2016-LC24	-	〃	-	US$	939	N/A	US$	939
	Ford Credit Auto Owner Trust 2022-A	-	〃	-	US$	887	N/A	US$	887
	Bank 2023-Bnk45	-	〃	-	US$	865	N/A	US$	865
	Nissan Auto Receivables 2023-A Owner Trust	-	〃	-	US$	829	N/A	US$	829
	Toyota Auto Receivables 2021-D Owner Trust	-	〃	-	US$	824	N/A	US$	824
	Benchmark 2021-B24 Mortgage Trust	-	〃	-	US$	818	N/A	US$	818
	JPMBB Commercial Mortgage Securities Trust 2015-C28	-	〃	-	US$	791	N/A	US$	791
	COMM Mortgage Trust Series 2015-LC19	-	〃	-	US$	778	N/A	US$	778
	Honda Auto Receivables 2022-2 Owner Trust	-	〃	-	US$	733	N/A	US$	733
	Citigroup Commercial Mortgage Trust 2015-GC35	-	〃	-	US$	685	N/A	US$	685
	Wells Fargo Commercial Mortgage Trust 2017-C40	-	〃	-	US$	642	N/A	US$	642
	JPMCC Commercial Mortgage Securities Trust 2016 - JP3	-	〃	-	US$	581	N/A	US$	581
	JPMBB Commercial Mortgage Securities Trust 2016-C1	-	〃	-	US$	574	N/A	US$	574
	Wells Fargo Commercial Mortgage Trust 2015-C28	-	〃	-	US$	529	N/A	US$	529
	Ford Credit Auto Owner Trust 2022-B	-	〃	-	US$	444	N/A	US$	444
	Honda Auto Receivables 2021-2 Owner Trust	-	〃	-	US$	427	N/A	US$	427
	Citigroup Commercial Mortgage Trust 2018-C5	-	〃	-	US$	425	N/A	US$	425
	Toyota Auto Receivables 2021-C Owner Trust	-	〃	-	US$	387	N/A	US$	387
	Wells Fargo Commercial Mortgage Trust 2015-NXS3	-	〃	-	US$	255	N/A	US$	255
	Benchmark 2019-B14 Mortgage Trust	-	〃	-	US$	239	N/A	US$	239

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	JPMCC 2015 - JP1	-	Financial assets at fair value through other comprehensive income	-	US$	176	N/A	US$	176
	COMM 2015-CCRE22 Mortgage Trust	-	〃	-	US$	151	N/A	US$	151
	GS Mortgage Securities Trust 2014-GC24	-	〃	-	US$	149	N/A	US$	149
	Morgan Stanley Capital I Trust 2019-H6	-	〃	-	US$	133	N/A	US$	133
	Wells Fargo Commercial Mortgage Trust 2015-LC20	-	〃	-	US$	124	N/A	US$	124
	Morgan Stanley Capital I Trust 2019-H7	-	〃	-	US$	120	N/A	US$	120
	JPMDB Commercial Mortgage Securities Trust 2019-COR6	-	〃	-	US$	114	N/A	US$	114
	Morgan Stanley Capital I Trust 2018-H3	-	〃	-	US$	104	N/A	US$	104
	Bank 2019-BNK23	-	〃	-	US$	97	N/A	US$	97
	Citigroup Commercial Mortgage Trust 2014-GC23	-	〃	-	US$	83	N/A	US$	83
	GS Mortgage Securities Trust 2014-GC26	-	〃	-	US$	64	N/A	US$	64
	CF 2019-CF1 Mortgage Trust	-	〃	-	US$	50	N/A	US$	50
	BBCMS Mortgage Trust 2020-C7	-	〃	-	US$	37	N/A	US$	37

	Non-publicly traded equity investments
	Primavera Capital Fund II L.P.	-	Financial assets at fair value through other comprehensive income	-	US$	86,515	4	US$	86,515

VTAF II	Non-publicly traded equity investments
	5V Technologies, Inc.	-	Financial assets at fair value through other comprehensive income	1	-		-	-
	Aether Systems, Inc.	-	〃	1,085	-		20	-

	Publicly traded stocks
	Sentelic Corporation	-	Financial assets at fair value through other comprehensive income	913	US$	2,757	3	US$	2,757

VTAF III	Non-publicly traded equity investments
	LiquidLeds Lighting Corp.	-	Financial assets at fair value through other comprehensive income	1,952	US$	800	14	US$	800
	Mutual-Pak	-	〃	1,701	US$	337	17	US$	337
	Neoconix, Inc.	-	〃	4,147	US$	174	-	US$	174

Emerging Fund	Convertible bonds
	Movandi Corporation	-	Financial assets at fair value through Profit or Loss	-	US$	4,168	N/A	US$	4,168
	Encharge AI, Inc.	-	〃	-	US$	3,099	N/A	US$	3,099

	Non-publicly traded equity investments
	Astera Labs, Inc.	-	Financial assets at fair value through other comprehensive income	1,487	US$	9,680	-	US$	9,680
	Ayar Labs, Inc.	-	〃	345	US$	5,000	1	US$	5,000
	Ethernovia Inc.	-	〃	1,021	US$	5,000	3	US$	5,000
	Empower Semiconductor, Inc.	-	〃	868	US$	5,000	3	US$	5,000
	Lyte AI, Inc.	-	〃	1,128	US$	5,000	4	US$	5,000
	EdgeQ, Inc.	-	〃	1,176	US$	4,771	2	US$	4,771
	SiMa Technologies, Inc.	-	〃	564	US$	4,000	1	US$	4,000
	NeuReality Ltd.	-	〃	122	US$	3,194	2	US$	3,194
	Kinara, Inc.	-	〃	2,015	US$	3,000	2	US$	3,000
	xMEMS Labs, Inc.	-	〃	3,000	US$	3,000	3	US$	3,000
	RiVos, Inc.	-	〃	1,455	US$	2,833	1	US$	2,833

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Development	Convertible preferred stocks
	IMS Nanofabrication Global, LLC	-	Financial assets at fair value through Profit or Loss	-	US$	432,795	10	US$	432,795

Growth Fund	Non-publicly traded equity investments
	Astera Labs, Inc.	-	Financial assets at fair value through other comprehensive income	637	US$	4,146	-	US$	4,146
	CNEX Labs, Inc.	-	〃	33	US$	133	-	US$	133

	Publicly traded stocks
	Marvell Technology Group Ltd.	-	Financial assets at fair value through other comprehensive income	30	US$	1,786	-	US$	1,786

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2023

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC	Non-publicly traded equity investments
	TSMC Arizona	Investments accounted for using equity method	-	-	1,270	$25,639,079		9,230	$292,649,510		-		$-		$-	$-		10,500	$298,604,975
	JASM	〃	-	-	1,020		23,330,125	1,249		28,062,957	-		-		-	-		2,269		47,087,140
	ESMC	〃	-	-	-		-	100		4,814,293 (Note 2)	-		-		-	-		100		4,768,013
	Emerging Fund	〃	-	-	-		1,760,885	-		641,536	-		-	(244,376)		-		-		1,901,742

	Commercial paper
	Cathay Financial Holding Co., Ltd.	Financial assets at amortized cost	-	-	-		-	1,687		16,771,708	990		9,900,000		9,900,000	-		697		6,924,665
	Nan Ya Plastics Corporation	〃	-	-	450		4,476,301	1,850		18,413,604	1,700		17,000,000		17,000,000	-		600		5,976,677
	China Steel Corporation	〃	-	-	-		-	200		1,985,566	-		-		-	-		200		1,985,094
	Formosa Plastics Corporation	〃	-	-	200		1,990,459	100		994,402	200		2,000,000		2,000,000	-		100		996,260
	CPC Corporation, Taiwan	〃	-	-	750		7,458,936	150		1,491,352	800		8,000,000		8,000,000	-		100		995,553
	Formosa Chemicals & Fibre Corporation	〃	-	-	250		2,485,666	600		5,969,662	750		7,500,000		7,500,000	-		100		994,540
	Taiwan Power Company	〃	-	-	2,950		29,335,729	550		5,473,392	3,450		34,500,000		34,500,000	-		50		498,916
	Formosa Petrochemical Corporation	〃	-	-	300		2,985,385	-		-	300		3,000,000		3,000,000	-		-		-

TSMC Partners	Fund
	Matter Venture Partners Fund I, L.P. (Note 3)	Financial assets at fair value through Profit or Loss	-	-	-	US$	-	-	US$	4,200	-	US$	-	US$	-	US$	-	-	US$	3,587

	Publicly traded stocks
	ARM Holdings plc	Financial assets at fair value through other comprehensive income	-	-	-	US$	-	1,961	US$	100,000	-	US$	-	US$	-	US$	-	1,961	US$	147,353

TSMC Global	Corporate bond
	Bank of America Corporation	Financial assets at fair value through other comprehensive income	-	-	-	US$	76,626	-	US$	32,499	-	US$	25,548	US$	25,685	US$	(137)	-	US$	86,588
	Morgan Stanley	〃	-	-	-	US$	83,242	-	US$	19,579	-	US$	28,500	US$	28,612	US$	(112)	-	US$	76,777
	The Goldman Sachs Group, Inc.	〃	-	-	-	US$	51,439	-	US$	19,457	-	US$	14,080	US$	14,166	US$	(86)	-	US$	58,554
	Wells Fargo & Company	〃	-	-	-	US$	59,735	-	US$	11,895	-	US$	14,783	US$	14,824	US$	(41)	-	US$	58,351
	JPMorgan Chase & Co.	〃	-	-	-	US$	50,629	-	US$	24,942	-	US$	19,193	US$	19,343	US$	(150)	-	US$	58,153
	Citigroup Inc.	〃	-	-	-	US$	61,493	-	US$	18,408	-	US$	31,203	US$	31,317	US$	(114)	-	US$	50,436
	Sumitomo Mitsui Financial Group, Inc.	〃	-	-	-	US$	27,658	-	US$	22,091	-	US$	5,907	US$	6,079	US$	(172)	-	US$	45,172

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC Global	Mitsubishi UFJ Financial Group, Inc.	Financial assets at fair value through other comprehensive income	-	-	-	US$	32,949	-	US$	14,983	-	US$	12,237	US$	12,291	US$	(54)	-	US$	36,903
	Barclays PLC	〃	-	-	-	US$	11,263	-	US$	26,220	-	US$	3,124	US$	3,150	US$	(26)	-	US$	35,277
	HSBC Holdings plc	〃	-	-	-	US$	32,402	-	US$	7,361	-	US$	10,731	US$	10,586	US$	145	-	US$	30,124
	CVS Health Corporation	〃	-	-	-	US$	4,750	-	US$	26,311	-	US$	7,017	US$	7,086	US$	(69)	-	US$	24,591
	Lloyds Banking Group plc	〃	-	-	-	US$	10,533	-	US$	13,842	-	US$	717	US$	729	US$	(12)	-	US$	24,131
	BPCE SA	〃	-	-	-	US$	14,691	-	US$	14,478	-	US$	5,840	US$	5,850	US$	(10)	-	US$	23,875
	Oracle Corporation	〃	-	-	-	US$	21,865	-	US$	15,752	-	US$	14,576	US$	14,653	US$	(77)	-	US$	23,751
	Capital One Financial Corporation	〃	-	-	-	US$	14,125	-	US$	11,035	-	US$	4,232	US$	4,259	US$	(27)	-	US$	21,572
	Credit Agricole SA London Branch	〃	-	-	-	US$	11,611	-	US$	10,744	-	US$	2,624	US$	2,627	US$	(3)	-	US$	20,395
	AIG Global Funding	〃	-	-	-	US$	8,209	-	US$	12,370	-	US$	2,660	US$	2,699	US$	(39)	-	US$	18,428
	Metropolitan Life Global Funding I	〃	-	-	-	US$	24,408	-	US$	4,577	-	US$	11,143	US$	11,199	US$	(56)	-	US$	18,299
	ABN AMRO Bank N.V.	〃	-	-	-	US$	-	-	US$	17,900	-	US$	-	US$	-	US$	-	-	US$	18,247
	Danske Bank A/S	〃	-	-	-	US$	6,149	-	US$	17,235	-	US$	7,452	US$	7,260	US$	192	-	US$	16,698
	The Bank of New York Mellon Corporation	〃	-	-	-	US$	11,282	-	US$	9,795	-	US$	5,326	US$	5,250	US$	76	-	US$	16,064
	Amgen Inc.	〃	-	-	-	US$	310	-	US$	18,377	-	US$	5,611	US$	5,568	US$	43	-	US$	13,330
	AerCap Ireland Capital Designated Activity Company	〃	-	-	-	US$	-	-	US$	12,899	-	US$	-	US$	-	US$	-	-	US$	13,278
	Pfizer Investment Enterprises Pte. Ltd.	〃	-	-	-	US$	-	-	US$	12,584	-	US$	-	US$	-	US$	-	-	US$	12,590
	ONEOK, Inc.	〃	-	-	-	US$	-	-	US$	10,733	-	US$	-	US$	-	US$	-	-	US$	11,048
	Credit Suisse AG, New York Branch	〃	-	-	-	US$	12,688	-	US$	-	-	US$	12,569	US$	14,369	US$	(1,800)	-	US$	-
	Bank of America Corporation	Financial assets at amortized cost	-	-	-	US$	324,757	-	US$	669,940	-	US$	202,000	US$	201,456	US$	544		US$	799,449
	Wells Fargo & Company	〃	-	-	-	US$	274,713	-	US$	499,184	-	US$	159,000	US$	158,626	US$	374		US$	619,830
	Morgan Stanley	〃	-	-	-	US$	60,207	-	US$	502,595	-	US$	-	US$	-	US$	-		US$	566,880
	The Goldman Sachs Group, Inc.	〃	-	-	-	US$	440,655	-	US$	261,083	-	US$	270,500	US$	270,500	US$	-		US$	432,811
	JPMorgan Chase & Co.	〃	-	-	-	US$	280,213	-	US$	426,264	-	US$	322,000	US$	321,685	US$	315		US$	391,868
	Citigroup Inc.	〃	-	-	-	US$	174,540	-	US$	232,386	-	US$	159,000	US$	158,612	US$	388		US$	251,481
	Citigroup Global Markets Inc.	〃	-	-	-	US$	349,886	-	US$	-	-	US$	200,000	US$	200,000	US$	-		US$	149,951
	Citigroup Global Markets Holdings Inc.	〃	-	-	-	US$	149,951	-	US$	-	-	US$	50,000	US$	50,000	US$	-		US$	99,968
	Goldman Sachs Finance Corp International Ltd	〃	-	-	-	US$	149,870	-	US$	-	-	US$	50,000	US$	50,000	US$	-		US$	99,905
	Citigroup	〃	-	-	-	US$	-	-	US$	20,000	-	US$	-	US$	-	US$	-		US$	19,981
	Jpmorgan LLC	〃	-	-	-	US$	49,984	-	US$	-	-	US$	50,000	US$	50,000	US$	-		US$	-

	Agency mortgage-backed securities
	FEDERAL NATIONAL MORTGAGE ASSOCIATION	Financial assets at fair value through other comprehensive income	-	-	-	US$	463,645	-	US$	258,497	-	US$	71,635	US$	72,541	US$	(906)	-	US$	658,944
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	284,933	-	US$	121,863	-	US$	60,277	US$	60,692	US$	(415)	-	US$	350,328
	Government National Mortgage Association	〃	-	-	-	US$	175,067	-	US$	70,079	-	US$	23,182	US$	23,871	US$	(689)	-	US$	225,310

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC Global	Government bond/Agency bonds
	United States Department of The Treasury	Financial assets at fair value through other comprehensive income	-	-	-	US$	613,603	-	US$	263,657	-	US$	177,248	US$	181,715	US$	(4,467)	-	US$	718,479
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	-	-	US$	9,993	-	US$	2,994	US$	3,000	US$	(6)	-	US$	6,995
	Federal Home Loan Banks	Financial assets at amortized cost	-	-	-	US$	-	-	US$	225,000	-	US$	-	US$	-	US$	-		US$	225,000
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	-	-	US$	160,000	-	US$	25,000	US$	25,000	US$	-		US$	135,000
	United States Department of The Treasury	〃	-	-	-	US$	-	-	US$	88,826	-	US$	-	US$	-	US$	-		US$	88,940

	Asset-backed securities
	BX Trust 2022-LBA6	Financial assets at fair value through other comprehensive income	-	-	-	US$	9,655	-	US$	-	-	US$	9,794	US$	10,000	US$	(206)	-	US$	-

TSMC	Convertible preferred stocks
Development	IMS Nanofabrication Global, LLC	Financial assets at fair value through Profit or Loss	-	-	-	US$	-	-	US$	432,795	-	US$	-	US$	-	US$	-	-	US$	432,795

Note 1:    The ending balance includes the realized gain/loss on equity investment, the amortization of premium/discount on bonds investments and other related adjustment.

Note 2:    Includes a prepayment for investment of EUR 139,930 thousand.

Note 3:    TSMC Partners expects to invest US$ 20,000 thousand in Matter Venture Partners Fund I based on the resolution of the board of directors. As of the end of this quarter, US$ 4,200 thousand has been remitted.
(Concluded)

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2023

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)		Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
								Owner	Relationships	Transfer Date	Amount

TSMC	Real estate	February 14, 2023 (Note)	US$	1,881,000 (Note)	Based on the terms in the purchase order	65 counterparties(Note), including:	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
Desiccant Technology Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Jusun Instruments Co., Ltd.
Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Marketech International Corp.
Mega Union Technology Incorporated
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Puritic Corp.
Techgo Industrial Co., Ltd.
Trusval Technology Co., Ltd.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)		Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
								Owner	Relationships	Transfer Date	Amount

TSMC	Real estate	May 9, 2023 (Note)	US$	366,000 (Note)	Based on the terms in the purchase order	65 counterparties(Note), including:	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
Desiccant Technology Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Jusun Instruments Co., Ltd.
Kinetics Technology Corporation
L&K Engineering Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)		Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
								Owner	Relationships	Transfer Date	Amount

TSMC	Real estate					Marketech International Corp.
Mega Union Technology Incorporated
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Puritic Corp.
Techgo Industrial Co., Ltd.
Trusval Technology Co., Ltd.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.
	Real estate	August 8, 2023 (Note)	US$	4,363,000 (Note)	Based on the terms in the purchase order	90 counterparties(Note), including:	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
All-Bau AG + Co. Gewerbepark KG

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Areal Holding Gesellschaft mbH, Dresden
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chang Chun Petrochemical Co., Ltd.
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Chien Kuo Construction Co., Ltd.
China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.
Chung-Lin General Contractors, Ltd.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
Da-Cin Construction Co., Ltd.
Desiccant Technology Corporation
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
F6 Cigarettenfabrik GmbH & Co. KG
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
J.C. Yang Architect and Associates
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Jusun Instruments Co., Ltd.
Kedge Construction Co., Ltd.
Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Lead-Fu Industrials Corporation
Lee Ming Construction Co., Ltd.
Li Jin Engineering Co., Ltd
Mandartech Interiors Inc.
Marketech International Corp.
Mega Union Technology Incorporated
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
Pan Asia (Engineers & Constructors) Corporation
Ruentex Engineering & Construction Co., Ltd.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Obayashi Corporation
TASA Construction Corporation

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)		Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
								Owner	Relationships	Transfer Date	Amount

TSMC	Real estate					Taiwan Puritic Corp.
Techgo Industrial Co., Ltd.
Trusval Technology Co., Ltd.
Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Wei Shung Technology Corporation
Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.
Zhao-Cheng Corp.
	Real estate	November 14, 2023 (Note)	US$	464,000 (Note)	Based on the terms in the purchase order	27 counterparties(Note), including:	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
Hsinchu Science Park Bureau, Ministry of Science and Technology
Southern Taiwan Science Park Bureau, Ministry of Science and Technology

Note:    The disclosures are expected information based on the capital appropriation approved by the Board of Directors (Right-of-use assets are included). The actual information shall be subject to the final purchase order of TSMC.

(Concluded)

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2023

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable			Note
			Purchases/ Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)		% to Total

TSMC	TSMC North America	Subsidiary	Sales	$1,459,559,406		66	Net 30 days from invoice date (Note)	-	-	$154,789,324		82
	JASM	Subsidiary	Sales		356,150	-	Net 30 days from the end of the month of when invoice is issued	-	-		-	-
	TSMC Arizona	Subsidiary	Sales		145,150	-	Net 30 days from the end of the month of when invoice is issued	-	-		-	-
	GUC	Associate	Sales		8,898,237	-	Net 30 days from invoice date	-	-		471,728	-
	TSMC Nanjing	Subsidiary	Purchases		62,252,516	35	Net 30 days from the end of the month of when invoice is issued	-	-		(5,064,282)	9
	TSMC China	Subsidiary	Purchases		25,643,202	14	Net 30 days from the end of the month of when invoice is issued	-	-		(2,312,769)	4
	TSMC Washington	Indirect subsidiary	Purchases		8,302,902	5	Net 30 days from the end of the month of when invoice is issued	-	-		(199,158)	-
	SSMC	Associate	Purchases		3,493,671	2	Net 30 days from the end of the month of when invoice is issued	-	-		(457,348)	1
	VIS	Associate	Purchases		1,068,535	1	Net 30 days from the end of the month of when invoice is issued	-	-		(66,653)	-

TSMC North America	GUC	Associate of TSMC	Sales		3,859,301	-	Net 30 days from invoice date	-	-		43,091	-
				(US$	124,986)					(US$	1,401)

VisEra Tech	Xintec	Associate of TSMC	Sales		642,113	9	Net 60 days from the end of the month of when invoice is issued	-	-		109,632	12

Note:    The tenor is determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
December 31, 2023

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)			Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
							Amount	Action Taken

TSMC	TSMC North America	Subsidiary	$158,537,008			41	$114,137	-	$81,336,750	$-
	JASM	Subsidiary	416,139			Note 2	-	-	-	-
	GUC	Associate	471,728			36	-	-	-	-

TSMC North America	TSMC	Parent company	$ (US$	116,051 3,774	$ )	Note 2	-	-	-	-

TSMC JDC	TSMC	Parent company	142,303			Note 2	-	-	-	-
			(JPY	649,192)

TSMC China	TSMC	Parent company	2,312,769			33	-	-	-	-
			(RMB	533,456)
	TSMC Nanjing	The same parent company	38,395,507			Note 2	-	-	-	-
			(RMB	8,856,278)

TSMC Nanjing	TSMC	Parent company	5,064,282			27	-	-	-	-
			(RMB	1,168,110)

VisEra Tech	Xintec	Associate of TSMC	109,632			63	-	-	-	-

TSMC Technology	TSMC	The ultimate parent of the Company	$ (US$	483,851 15,737	$ )	Note 2	-	-	-	-

TSMC Washington	TSMC	The ultimate parent of the Company	$ (US$	199,158 6,477	$ )	23	-	-	-	-

	TSMC Development	Parent company	342,004			Note 2	-	-	-	-
			(US$	11,123)

Note 1:    The calculation of turnover days excludes other receivables from related parties.

Note 2:    The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counterparty	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets

0	TSMC	TSMC North America	1	Net revenue from sale of goods	$1,459,559,406	-	68%
				Receivables from related parties	154,789,324	-	3%
				Other receivables from related parties	3,747,684	-	-
				Accrued expenses and other current liabilities	101,055,004	-	2%
				Other noncurrent liabilities	134,052,101	-	2%
		JASM	1	Other noncurrent assets	12,132,766	-	-
		TSMC China	1	Purchases	25,643,202	-	1%
		TSMC Nanjing	1	Purchases	62,252,516	-	3%
				Payables to related parties	5,064,282	-	-
		TSMC Technology	1	Research and development expenses	3,855,940	-	-
		TSMC Washington	1	Purchases	8,302,902	-	-
1	TSMC China	TSMC Nanjing	3	Other receivables from related parties	38,395,507	-	1%

Note 1:    No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2:    The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)
FOR THE YEAR ENDED DECEMBER 31, 2023

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount						Balance as of December 31, 2023					Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				December 31, 2023 (Foreign Currencies in Thousands)			December 31, 2022 (Foreign Currencies in Thousands)			Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$355,162,309			$355,162,309			11	100	$441,225,883			$24,922,961			$24,922,961	Subsidiary
	TSMC Arizona	Phoenix, Arizona, U.S.A.	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	329,665,310			37,015,800			10,500	100	298,604,975			(10,924,639)			(10,924,639)	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	31,456,130			31,456,130			988,268	100	68,143,719			2,776,792			2,776,792	Subsidiary
	JASM	Kumamoto, Japan	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	52,630,042			24,567,085			2,269	71	47,087,140			(2,965,675)			(2,120,037)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	10,180,677			10,180,677			464,223	28	13,590,430			7,370,074			2,082,598	Associate
	VisEra Tech	Hsin-Chu, Taiwan	Research, design, development, manufacturing, sales, packaging and test of color filter	4,224,082			4,224,082			213,619	67	11,261,961			356,080			240,749	Subsidiary
	SSMC	Singapore	Manufacturing and sales of integrated circuits and other semiconductor devices	5,120,028			5,120,028			314	39	9,728,801			2,040,560			791,533	Associate
	TSMC North America	San Jose, California, U.S.A	Sales and marketing of integrated circuits and other semiconductor devices	333,718			333,718			11,000	100	6,278,751			836,066			836,066	Subsidiary
	ESMC	Dresden, Germany	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	4,814,293 (Note4)			-			100	100	4,768,013			(17,570)			(17,570)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service	1,988,317			1,988,317			111,282	41	3,759,701			1,375,774			564,191	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568			386,568			46,688	35	2,537,706			3,507,885			1,222,121	Associate
	Emerging Fund	Cayman Islands	Investing in technology start-up companies	1,666,585			1,269,425			-	99.9	1,901,742			20,313			20,293	Subsidiary
	TSMC 3DIC	Yokohama, Japan	Engineering support activities	1,144,356			1,144,356			49	100	1,224,449			122,786			122,786	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities	15,749			15,749			-	100	592,499			42,865			42,865	Subsidiary
	TSMC JDC	Yokohama, Japan	Engineering support activities	410,680			410,680			15	100	394,191			40,787			40,787	Subsidiary
	VTAF III	Cayman Islands	Investing in technology start-up companies	1,242,679			1,239,621			-	98	257,540			6,619			6,487	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities	83,760			83,760			6	100	130,403			4,084			4,084	Subsidiary
	VTAF II	Cayman Islands	Investing in technology start-up companies	260,300			260,300			-	98	117,662			429			421	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities	13,656			13,656			80	100	44,599			1,792			1,792	Subsidiary

TSMC Partners	TSMC Development	Delaware, U.S.A	Investing in companies involved in semiconductor manufacturing	$ (US$	18,046,607 586,939	$ )	$ (US$	18,046,607 586,939	$ )	-	100	$ (US$	37,841,815 1,230,748	$ )	$ (US$	1,191,778 38,760	$ )	Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A	Engineering support activities	439,129			439,129			-	100	1,126,524			130,938			Note 2	Subsidiary
				(US$	14,282)		(US$	14,282)				(US$	36,638)		(US$	4,284)
	TSMC Canada	Ontario, Canada	Engineering support activities	70,718			70,718			2,300	100	378,925			49,846			Note 2	Subsidiary
				(US$	2,300)		(US$	2,300)				(US$	12,324)		(US$	1,596)

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount					Balance as of December 31, 2023					Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				December 31, 2023 (Foreign Currencies in Thousands)		December 31, 2022 (Foreign Currencies in Thousands)			Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

VTAF III	Growth Fund	Cayman Islands	Investing in technology start-up companies	$70,578		$67,504			-	100	$188,990				$(996)		Note 2	Subsidiary
				(US$	2,295)	(US$	2,195)				(US$	6,147)		(US$	(32))
	Mutual-Pak	New Taipei, Taiwan	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID		Note 3	$ (US$	48,991 1,593	$ )	Note 3	Note 3	Note 3			Note 3			Note 2	Note 3

TSMC Development	TSMC Washington	Washington, U.S.A	Manufacturing, sales and testing of integrated circuits and other semiconductor devices		-	-			293,637	100	$ (US$	5,829,197 189,586	$ )	$ (US$	171,187 6,053	$ )	Note 2	Subsidiary

Note 1:    The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.

Note 2:    The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

Note 3:    Due to the decrease in shareholding to 17%, the Company consequently ceased to have significant influence over Mutual-Pak. Therefore, the investment in Mutual-Pak was classified as financial assets at FVTOCI starting November 2023.

Note 4:    Includes a prepayment for investment of EUR 139,930 thousand.
(Concluded)

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR YEAR ENDED DECEMBER 31, 2023 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)			Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2023 (US$ in Thousands)			Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2023 (US$ in Thousands)			Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of Balance as of December 31, 2023	Accumulated Inward Remittance of Earnings as of December 31, 2023
									Outflow (US$ in Thousands)	Inflow

TSMC China	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	18,939,667 4,502,080	$ )	(Note 1)	$ (US$	18,939,667 596,000	$ )	$-	$-	$ (US$	18,939,667 596,000	$ )	$10,118,593	100%	$10,210,745 (Note 2)	$95,419,097	$-

TSMC Nanjing	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	30,521,412 6,650,119	$ )	(Note 1)	$ (US$	30,521,412 1,000,000	$ )	-	-	$ (US$	30,521,412 1,000,000	$ )	21,755,071	100%	21,762,378 (Note 2)	87,625,830	-

Accumulated Investment in Mainland China as of December 31, 2023 (US$ in Thousands)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)	Upper Limit on Investment

$ 49,461,079 (US$ 1,596,000)	$ 119,412,667 (US$ 3,596,000)	$ 2,089,957,708 (Note 3)

Note 1:    TSMC directly invested US$596,000 thousand in TSMC China and US$1,000,000 thousands in TSMC Nanjing.

Note 2:    Amount was recognized based on the audited financial statements.

Note 3:    The upper limit on investment in mainland China is determined by sixty percent (60%) of the Company's consolidated net worth.

TABLE 11

Taiwan Semiconductor Manufacturing Company Limited

INFORMATION ON MAJOR SHAREHOLDERS

DECEMBER 31, 2023

Shareholders (Note 1)	Shares
	Total Shares Owned	Ownership Percentage (Note 2)

ADR-Taiwan Semiconductor Manufacturing Company Ltd.	5,315,513,063	20.50%

National Development Fund, Executive Yuan	1,653,709,980	6.38%

Note1:    Major shareholders shows the list of all shareholders with ownership of 5 percent or greater.

Note2:    The calculation of ownership percentage is rounded to two decimal places.